Filed by Crescent Capital BDC, Inc.

pursuant to Rule 425 under the Securities Act of 1933

and deemed filed under Rule 14a-12 of the Securities Exchange Act of 1934

Subject Company: Alcentra Capital Corporation

Commission File No. 814-01064

UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, DC 20549

FORM 8-K

CURRENT REPORT

Pursuant to Section 13 or 15(d)

of the Securities Exchange Act of 1934

Date of report (Date of earliest event reported): August 12, 2019

CRESCENT CAPITAL BDC, INC.

(Exact name of Registrant as Specified in Its Charter)

DELAWARE	814-01132	47-3162282
(State or Other Jurisdiction of Incorporation)	(Commission File Number)	(IRS Employer Identification No.)

11100 SANTA MONICA BLVD., SUITE 2000, LOS ANGELES, CA	90025
(Address of Principal Executive Offices)	(Zip Code)

Registrant’s telephone number, including area code: (310) 235-5050

(Former name or former address, if changed since last report.)

Check the appropriate box below if the Form 8-K filing is intended to simultaneously satisfy the filing obligation of the registrant under any of the following provisions (see General Instruction A.2. below):

☒	Written communications pursuant to Rule 425 under the Securities Act (17 CFR 230.425)

☐	Soliciting material pursuant to Rule 14a-12 under the Exchange Act (17 CFR 240.14a-12)

☐	Pre-commencement communications pursuant to Rule 14d-2(b) under the Exchange Act (17 CFR 240.14d-2(b))

☐	Pre-commencement communications pursuant to Rule 13e-4(c) under the Exchange Act (17 CFR 240.13e-4(c))

Securities registered pursuant to Section 12(b) of the Act:

Title of each class	Trading Symbol(s)	Name of each exchange on which registered
N/A	N/A	N/A

Indicate by check mark whether the registrant is an emerging growth company as defined in as defined in Rule 405 of the Securities Act of 1933 (§230.405 of this chapter) or Rule 12b-2 of the Securities Exchange Act of 1934 (§240.12b-2 of this chapter).

Emerging growth company  ☐

If an emerging growth company, indicate by check mark if the registrant has elected not to use the extended transition period for complying with any new or revised financial accounting standards provided pursuant to Section 13(a) of the Exchange Act.  ☐

Item 1.01. Entry into a Material Definitive Agreement.

Merger Agreement

On August 12, 2019, Crescent Capital BDC, Inc. (the “Company”) entered into a definitive merger agreement (the “Merger Agreement”) with Alcentra Capital Corporation, a Maryland corporation (“Alcentra Capital”), Atlantis Acquisition Sub, Inc., a Maryland corporation and one of the Company’s wholly owned owned subsidiaries (the “Acquisition Sub”) and, solely for limited purposes, the Company’s investment adviser, CBDC Advisors, LLC (“CBDC Advisors”), pursuant to which the Company will acquire all of the outstanding shares of Alcentra Capital in a stock and cash transaction. Pursuant to the Merger Agreement, Acquisition Sub will merge with and into Alcentra Capital, with Alcentra Capital surviving the merger as a wholly owned subsidiary of the Company (the “First Merger”). Immediately thereafter and as a single integrated transaction, Alcentra Capital will merge with and into the Company, with the Company surviving the merger (the “Second Merger” and, together with the First Merger, the “Mergers”). The board of directors of the Company, the Committee of Independent Directors of Alcentra Capital’s board of directors (the “Alcentra Board”) and the Alcentra Board, including all of the respective independent directors, have unanimously approved the Merger Agreement and the transactions contemplated therein.

Upon completion of the Mergers, Alcentra Capital’s stockholders will have the right to receive the following in exchange for each share of Alcentra Capital common stock outstanding immediately prior to the effective time of the First Merger, in accordance with the Merger Agreement: (a) $3.1784 per share in cash consideration (less certain special dividends (i.e., tax dividends) expected to be declared by Alcentra Capital after the date of the Merger Agreement) and (b) stock consideration at the fixed exchange ratio of 0.4041 shares, par value $0.001 per share, of the Company’s common stock (the “Exchange Ratio”). The Exchange Ratio was fixed on the date of the Merger Agreement and is not subject to adjustment based on changes in the trading price of Alcentra Capital’s common stock before the closing of the Mergers. Based on the number of shares of Alcentra Capital common stock outstanding on the date of the Merger Agreement, the above would result in approximately 5.2 million of the Company’s shares being exchanged for approximately 12.9 million outstanding shares of Alcentra Capital common stock, subject to adjustment in certain limited circumstances.

In accordance with the Merger Agreement, $1.6761 per share of the cash consideration paid to Alcentra Capital common stockholders will be paid directly from CBDC Advisors, acting solely on its own behalf (see Transaction Support Agreement discussed below).

Prior to the transaction, the Company will convert from a Delaware corporation to a Maryland corporation, and as a result, the combined company will be incorporated in Maryland. As part of the conversion process, the Company will adopt a new charter that will, among other things, generally restrict all Company stockholders (other than those Alcentra Capital stockholders receiving Company shares in connection with the Mergers) from trading their respective shares for at least six months following the closing of the transaction, subject to a modified lock-up schedule thereafter (lock-up restrictions on 50% of the affected Company stockholders’ shares will lapse after nine months, and lock-up restrictions on the remaining shares will lapse after 12 months).

The Company will apply for listing on the NASDAQ under the ticker “CCAP” in connection with the closing of the Mergers. All of the Company’s officers and directors in office immediately prior to the closing will remain in their current roles after the closing of the Mergers.

Consummation of the Mergers is subject to certain conditions, including, among others, the approvals of the Company’s and Alcentra Capital’s stockholders, the expiration of the waiting period under the Hart-Scott-Rodino Antitrust Improvements Act of 1976, as amended, and other customary closing conditions. While there can be no assurances as to the exact timing, or that the Mergers will be completed at all, the Company expects that the Mergers and other transactions contemplated by the Merger Agreement will be completed as early as the fourth quarter of 2019.

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During the period prior to the closing of the Mergers, Alcentra Capital has agreed to, and will cause its subsidiaries, its investment adviser, Alcentra NY, LLC, and Alcentra Capital’s controlled representatives, and will instruct and use commercially reasonable efforts to cause its non-controlled representatives, to, immediately cease and cause to be terminated any existing solicitation of, or discussions or negotiations with, any third party relating to any Competing Proposal (as defined in the Merger Agreement) or any inquiry, discussion, offer or request that could reasonably be expected to lead to a Competing Proposal, and not to initiate, solicit or knowingly encourage the making of any Competing Proposal or engage in negotiations or substantive discussions with, or furnish any nonpublic information to, or enter into any agreement, arrangement or understanding with, any third party relating to a Competing Proposal or any inquiry. However, Alcentra Capital is permitted under the Merger Agreement to grant a waiver of or terminate any “standstill” or similar obligation of any third party with respect to Alcentra Capital or any of its subsidiaries solely for the purpose of allowing such third party to submit a Competing Proposal.

If Alcentra Capital receives a Competing Proposal from a third party, and the Alcentra Capital Board determines in good faith after consultation with its financial advisors and outside legal counsel that (a) the Competing Proposal constitutes or would reasonably be expected to lead to a Superior Proposal (as defined in the Merger Agreement) and (b) failure to consider such proposal would reasonably be expected to be inconsistent with the fiduciary duties of the directors under applicable law, then Alcentra Capital may engage in discussions and negotiations with such third party so long as certain notice and other procedural requirements are satisfied. Alcentra Capital may terminate the Merger Agreement and enter into an agreement with a third party who makes a Superior Proposal, subject to certain procedural requirements and the payment to the Company of a $4,281,720 termination fee. The Merger Agreement also contains certain other termination rights, including in favor of the Company if the requisite approval of Alcentra Capital’s stockholders is not obtained and in favor of each of Alcentra Capital and the Company if the Mergers are not completed on or before March 31, 2020. Upon termination of the Merger Agreement under certain specified circumstances, Alcentra Capital may be required to pay the Company a termination fee of $4,281,720. The Merger Agreement also provides that each party to the Merger Agreement is entitled to specific performance in the event of any breach or to prevent breaches of the Merger Agreement and to enforce specifically the terms and provisions of the Merger Agreement.

In connection with the transaction, CBDC Advisors has agreed to implement the following changes to the Company’s investment advisory agreement following the closing of the Mergers (the “Advisory Agreement Amendment”): (a) reduce the base management fee from 1.50% to 1.25%, (b) waive a portion of the base management fee for the six quarters following the First Merger so that only 0.75% will be charged for such time period, (c) waive the income-based portion of the incentive fee for the six quarters following the First Merger and (d) increase the hurdle rate under the income-based portion of the incentive fee from 1.50% to 1.75% per quarter (or from 6.00% to 7.00% annualized).

The foregoing description of the Mergers and the Merger Agreement does not purport to be complete and is qualified in its entirety by reference to the Merger Agreement, which is attached hereto as Exhibit 2.1 and is incorporated into this Current Report on Form 8-K by reference. The representations and warranties and covenants set forth in the Merger Agreement have been made only for purposes of such agreement and as of specific dates, were solely for the benefit of the parties to the Merger Agreement, may be subject to limitations agreed upon by the contracting parties, including qualified by confidential disclosures made for purposes of allocating contractual risk between the parties to the Merger Agreement instead of establishing these matters as facts, and may be subject to standards of materiality applicable to the contracting parties that differ from those applicable to investors. Accordingly, the Merger Agreement is included with this filing only to provide investors with information regarding the terms of the Merger Agreement, and not to provide investors with any factual information regarding the parties to the Merger Agreement or their respective businesses.

Transaction Support Agreement

Additionally, on August 12, 2019, the Company entered into a Transaction Support Agreement with CBDC Advisors (the “Transaction Support Agreement”) in connection with the Mergers. Under the terms of the Transaction Support Agreement, CBDC Advisors has agreed to (a) provide $21.6 million of cash consideration, or $1.6761 per share of Alcentra Capital Common Stock, payable to Alcentra Capital shareholders in accordance with the terms and conditions set forth in the Merger Agreement at closing, (b) enter into the Advisory Agreement Amendment upon the consummation of the Mergers, and (c) reimburse the Company for up to $1,419,000 of expenses that the Company incurs in connection with completing the Mergers. In addition, the Company and CBDC Advisors have allocated responsibility for certain monetary damages, if any, that become payable in connection with the Merger Agreement. The Transaction Support Agreement is included as Exhibit 10.1 to this Form 8-K.

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Item 7.01. Regulation FD Disclosure.

On August 13, 2019, the Company and Alcentra Capital issued a joint press release announcing the signing of the Merger Agreement. A copy of the press release is included as Exhibit 99.1 to this Form 8-K.

The information furnished pursuant to this Item 7.01, including the related exhibit, shall not be deemed “filed” for purposes of the Securities Exchange Act of 1934, as amended (the “Exchange Act”), or otherwise subject to the liabilities of such section, nor shall such information or exhibits be deemed incorporated by reference into any filing under the Securities Act of 1933, as amended (the “Securities Act”), or the Exchange Act, except as shall be expressly set forth by specific reference in such a filing by the Company with the SEC.

Item 8.01. Other Events.

On August 12, 2019, the Company received a commitment from Ally Bank to provide a revolving facility equal to $200.0 million (which may be increased to up to $300.0 million at the Company’s option if certain conditions are met) subject to the terms and conditions in the letter related thereto (the “Commitment”). Proceeds from the facility provided for by the Commitment are expected to be used by the Company to, among other things, fund the cash payments in connection with the Mergers and for general corporate purposes.

Item 9.01. Financial Statements and Exhibits.

(d) Exhibits:

Exhibit No.	Description

2.1*	Agreement and Plan of Merger, dated as of August 12, 2019, by and among Crescent Capital BDC, Inc., Atlantis Acquisition Sub, Inc., Alcentra Capital Corporation and CBDC Advisors, LLC

10.1	Transaction Support Agreement, dated August 12, 2019, between Crescent Capital BDC, Inc. and CBDC Advisors, LLC

99.1	Press release dated August 13, 2019

*

Schedules to this Exhibit have been omitted in accordance with Item 601(b)(2) of Regulation S-K. The registrant agrees to furnish supplementally a copy of all omitted exhibits and schedules to the SEC upon its request.

***********

Forward-Looking Statements

This communication contains “forward-looking” statements as that term is defined in Section 27A of the Securities Act and Section 21E of the Exchange Act, as amended by the Private Securities Litigation Reform Act of 1995, including statements regarding the proposed transactions between the Company and Alcentra Capital pursuant to the Merger Agreement. All statements, other than historical facts, including statements regarding the expected timing of the closing of the proposed transaction; the ability of the parties to complete the proposed transaction considering the various closing conditions; the expected benefits of the proposed transaction such as improved operations, enhanced revenues and cash flow, growth potential, market profile and financial strength; the competitive ability and position of the combined company following completion of the proposed transaction; and any assumptions underlying any of the foregoing, are forward-looking statements. Forward-looking statements concern future circumstances and results and other statements that are not historical facts and are sometimes identified by the words “may,” “will,” “should,” “potential,” “intend,” “expect,” “endeavor,” “seek,” “anticipate,” “estimate,” “overestimate,” “underestimate,” “believe,” “could,” “project,” “predict,” “continue,” “target” or other similar words or expressions. Forward-looking statements are based upon current plans, estimates and expectations that are subject to risks, uncertainties and assumptions. Should one or more of these risks or uncertainties materialize, or should underlying assumptions prove incorrect, actual results may vary materially from those indicated or anticipated by such forward-looking statements. The inclusion of such statements should not be regarded as a representation that such plans, estimates or expectations will be achieved. Important factors that could cause actual results to differ materially from such plans, estimates or expectations include, among others, (1) that one or more closing conditions to the transaction, including certain regulatory approvals, may not be satisfied or waived, on a timely basis or otherwise, including that a governmental entity may prohibit, delay or refuse to grant approval for the consummation of the proposed transaction, may require conditions, limitations or restrictions in connection with such approvals or that the required approval by the stockholders of each of the Company and Alcentra Capital may not be obtained; (2) the risk that the Mergers or other transactions contemplated by the Merger Agreement may not be completed in the time frame expected by the Company and Alcentra Capital or at all; (3) unexpected costs, charges or expenses resulting from the proposed transaction; (4) uncertainty of the expected financial performance of the combined company following completion of the proposed transaction; (5) uncertainty with respect to the trading levels of shares of the combined company’s common stock on NASDAQ; (6) failure to realize the anticipated benefits of the proposed transaction, including as a result of delay in completing the proposed transaction or integrating the businesses of the Company and Alcentra Capital; (7) the ability of the combined company to implement its business strategy; (8) difficulties and delays in achieving synergies and cost savings of the combined company; (9) inability to retain and hire key personnel; (10) the occurrence of any event that could give rise to termination of the Merger Agreement; (11) the risk that stockholder litigation in connection with the proposed transaction may affect the timing or occurrence of the contemplated merger or result in significant costs of defense, indemnification and liability; (12) evolving legal, regulatory and tax regimes; (13) changes in laws or regulations or interpretations of current laws and regulations that would impact the Company’s classification as a business development company; and (14) changes in general economic and/or industry specific conditions. Some of these factors are enumerated in the filings the Company and Alcentra Capital have made with the Securities and Exchange Commission (the “SEC”) and will be contained in the materials the Company and Alcentra Capital will file with the SEC in connection with the proposed transactions under the Merger Agreement, including the Company’s registration statement on Form N-14 (the “Registration Statement”), which will include the Company’s and Alcentra Capital’s joint proxy statement on Schedule 14A that also constitutes a prospectus of the Company (the “Joint Proxy Statement/Prospectus”).

The inclusion of forward-looking statements should not be regarded as a representation that any plans, estimates or expectations will be achieved. Any forward-looking statements speak only as of the date of this communication. Except as required by federal securities laws, neither the Company nor Alcentra Capital undertakes any obligation to update or revise any forward-looking statements, whether as a result of new information or development, future events or otherwise. Readers are cautioned not to place undue reliance on any of these forward-looking statements.

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Additional Information and Where to Find It

This communication relates to a proposed business combination involving the Company and Alcentra Capital, along with related proposals for which stockholder approval will be sought (collectively, the “Proposals”). In connection with the Proposals, Alcentra Capital and the Company will file relevant materials with the SEC, including the Registration Statement and Joint Proxy Statement/Prospectus. The Registration Statement and Joint Proxy Statement/Prospectus will each contain important information about Alcentra Capital, the Company, the proposed transactions, the Proposals and related matters. INVESTORS AND SECURITY HOLDERS OF THE COMPANY AND ALCENTRA CAPITAL ARE URGED TO READ THE REGISTRATION STATEMENT AND THE JOINT PROXY STATEMENT/PROSPECTUS, AS WELL AS ANY AMENDMENTS OR SUPPLEMENTS TO THESE DOCUMENTS AND OTHER DOCUMENTS THAT WILL BE FILED WITH THE SEC, CAREFULLY AND IN THEIR ENTIRETY WHEN THEY BECOME AVAILABLE BECAUSE THEY WILL CONTAIN IMPORTANT INFORMATION ABOUT ALCENTRA CAPITAL, THE COMPANY, THE PROPOSED TRANSACTIONS, THE PROPOSALS AND RELATED MATTERS. Investors and security holders will be able to obtain the Registration Statement, the Joint Proxy Statement/Prospectus and other documents filed with the SEC by Alcentra Capital and the Company, free of charge, from the SEC’s web site at www.sec.gov and from either Alcentra Capital’s or the Company’s web sites at www.alcentracapital.com or at www.crescentbdc.com. Investors and security holders may also obtain free copies of the Registration Statement, the Joint Proxy Statement/Prospectus and other documents filed with the SEC from the Company by contacting Crescent BDC’s Investor Relations Department at bdcir@crescentcap.com or from Alcentra Capital by contacting Alcentra Capital’s Investor Relations Department at investorrelationsbdc@alcentra.com.

Participants in the Solicitation

This communication is not a solicitation of a proxy from any investor or security holder. However, Alcentra Capital, the Company and their respective directors and executive officers, other members of their management and employees may be deemed to be participants in the solicitation of proxies in connection with the Proposals. Information regarding the Company’s directors and executive officers is available in its definitive proxy statement for its 2019 annual meeting of stockholders filed with the SEC on April 26, 2019. Information regarding Alcentra Capital’s directors and executive officers is available in an amendment to its annual report for the year ended December 31, 2018 on Form 10-K/A (the “2018 Form 10-K/A”), filed with the SEC on April 30, 2019. To the extent holdings of securities by such directors or executive officers have changed since the amounts printed in Alcentra Capital’s 2018 Form 10-K/A and the Company’s 2019 proxy statement, such changes have been or will be reflected on Statements of Changes in Beneficial Ownership on Form 4 filed by such directors or executive officers, as the case may be, with the SEC. More detailed information regarding the identity of potential participants, and their direct or indirect interests, by security holdings or otherwise, will be set forth in the Registration Statement and the Joint Proxy Statement/Prospectus when such documents become available. These documents may be obtained free of charge from the sources indicated above.

No Offer or Solicitation

The information in this communication is for informational purposes only and shall not constitute an offer to sell or the solicitation of an offer to sell or the solicitation of an offer to buy any securities or the solicitation of any vote or approval in any jurisdiction pursuant to or in connection with the Proposals or otherwise, nor shall there be any sale, issuance or transfer of securities in any jurisdiction in contravention of applicable law. No offer of securities shall be made except by means of a prospectus meeting the requirements of Section 10 of the Securities Act.

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SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, as amended, Crescent Capital BDC, Inc. has duly caused this report to be signed on its behalf by the undersigned hereunto duly authorized.

Date: August 13, 2019	CRESCENT CAPITAL BDC, INC.

	By:	/s/ Mike L. Wilhelms
	Name:	Mike L. Wilhelms
	Title:	Chief Financial Officer

Exhibit 2.1

EXECUTION VERSION

AGREEMENT AND PLAN OF MERGER

by and among

CRESCENT CAPITAL BDC, INC.,

ATLANTIS ACQUISITION SUB, INC.,

ALCENTRA CAPITAL CORPORATION

and

CBDC ADVISORS, LLC

Dated as of August 12, 2019

(continued)

(continued)

(continued)

Article VIII

TERMINATION, AMENDMENT AND WAIVER

Section 8.1	Termination	67
Section 8.2	Effect of Termination	69
Section 8.3	Termination Fees	70
Section 8.4	Amendment	71
Section 8.5	Extension; Waiver	72
Section 8.6	Expenses; Transfer Taxes	72

Article IX

GENERAL PROVISIONS

Section 9.1	Non-Survival of Representations, Warranties and Agreements	72
Section 9.2	Notices	73
Section 9.3	Interpretation; Certain Definitions	74
Section 9.4	Severability	75
Section 9.5	Assignment	75
Section 9.6	Entire Agreement	76
Section 9.7	No Third-Party Beneficiaries	76
Section 9.8	Governing Law; Jurisdiction; Waiver of Jury Trial	76
Section 9.9	Specific Performance	77
Section 9.10	Counterparts	78

Appendix A	Definitions

Exhibit A	Form of Maryland Articles of Incorporation of Parent

Exhibit B	Amended Terms of Parent Investment Advisory Agreement

THIS AGREEMENT AND PLAN OF MERGER, dated as of August 12, 2019 (this “Agreement”), is made by and among Crescent Capital BDC, Inc., a Delaware corporation, to be converted to a Maryland corporation (“Parent”), Atlantis Acquisition Sub, Inc., a Maryland corporation and a direct wholly-owned Subsidiary of Parent (“Acquisition Sub”), Alcentra Capital Corporation, a Maryland corporation (the “Company”), and CBDC Advisors, LLC, a Delaware limited liability company (the “Parent External Adviser”). The Parent External Adviser is a party to this Agreement solely for purposes of Article II (with respect to the Parent External Adviser), Article V, Section 6.5, Section 6.23, Section 8.4, Section 8.5 and Article IX. Defined terms used in this Agreement have the respective meanings ascribed to them by definition in this Agreement or in Appendix A.

W I T N E S S E T H:

WHEREAS, each of Parent and the Company has previously elected to be regulated as a business development company (“BDC”), as defined in Section 2(a)(48) of the Investment Company Act;

WHEREAS, each of (i) the board of directors of the Company (the “Company Board”), upon the approval of and recommendation by the Committee of Independent Directors of the Company Board (the “Company Independent Committee”), and (ii) the respective boards of directors of Parent (the “Parent Board”) and Acquisition Sub has unanimously approved the acquisition of the Company by Parent upon the terms and subject to the conditions and limitations set forth in this Agreement;

WHEREAS, the Company Board and the board of directors of Acquisition Sub have unanimously approved and declared advisable, and each of the Parent Board and Parent as the sole stockholder of Acquisition Sub has approved or adopted, this Agreement and the transactions contemplated hereby, including the merger of Acquisition Sub with and into the Company (the “First Merger”), with the Company surviving as a wholly-owned Subsidiary of Parent (sometimes referred to in such capacity as the “Surviving Corporation”), upon the terms and subject to the conditions and limitations set forth in this Agreement and in accordance with the General Corporation Law of the State of Maryland (the “MGCL”);

WHEREAS, immediately after the First Merger, the Surviving Corporation shall merge with and into Parent (the “Second Merger” and, together with the First Merger, the “Mergers”), with Parent as the surviving company in the Second Merger, upon the terms and subject to the conditions and limitations set forth in this Agreement and in accordance with the MGCL;

WHEREAS, the Company Board has, subject to Section 6.3(b) and Section 6.6, unanimously resolved to recommend that the Company’s stockholders approve the First Merger;

WHEREAS, prior to the First Merger, Parent shall convert to a Maryland corporation (the “Parent Maryland Reincorporation”) in accordance with the MGCL and the Delaware General Corporation Law (the “DGCL”) and shall adopt Articles of Incorporation that are substantially in the form set forth in Exhibit A hereto, which such Articles of Incorporation shall remain in effect until thereafter amended in accordance with Applicable Law and the applicable provisions of such Articles of Incorporation;

WHEREAS, the Parent Board has, subject to Section 6.3(c), unanimously resolved to recommend that Parent’s stockholders approve the issuance of shares of Parent Common Stock in connection with the First Merger (including pursuant to Section 23(b) of the Investment Company Act if necessary) (the “Parent Stock Issuance”), the amendment of the terms of the Parent Investment Advisory Agreement as set forth in Exhibit B to this Agreement (the “Parent Investment Advisory Agreement Amendment”) and the Parent Maryland Reincorporation;

WHEREAS, concurrently with the execution of this Agreement, and as a condition to the willingness of the Company to enter into this Agreement, certain stockholders of Parent owning shares of Parent Common Stock sufficient to obtain the Parent Stockholder Vote have entered into voting agreements pursuant to which such stockholders have, subject to the terms and conditions set forth therein, agreed to support the Mergers and the transactions contemplated by this Agreement and to vote all of their shares of capital stock of Parent owned by such stockholders in favor of the Parent Stock Issuance, the Parent Investment Advisory Agreement Amendment and the Parent Maryland Reincorporation;

WHEREAS, for United States federal income Tax purposes, the Mergers taken together, are intended to qualify for the Intended Tax Treatment; and

WHEREAS, each of Parent, Acquisition Sub and the Company desire to make certain representations, warranties, covenants and agreements in connection with the Mergers and also to prescribe various conditions to the Mergers.

NOW, THEREFORE, in consideration of the foregoing and the representations, warranties and covenants and subject to the conditions herein contained, and intending to be legally bound hereby, the parties hereto hereby agree as follows:

ARTICLE I

THE MERGERS

Section 1.1 The Mergers.

(a) Upon the terms and subject to the conditions of this Agreement, and in accordance with the MGCL, at the Effective Time, Acquisition Sub shall be merged with and into the Company, whereupon the separate existence of Acquisition Sub shall cease, and the Company shall continue as the surviving corporation and a wholly-owned Subsidiary of Parent.

(b) Subject to the terms and conditions of this Agreement and in accordance with the MGCL, immediately after the Effective Time and as part of a single integrated transaction with the First Merger, the Surviving Corporation shall be merged with and into Parent, whereupon the separate existence of the Surviving Corporation shall cease, and Parent shall continue as the surviving corporation.

Section 1.2 The Closing. Subject to the provisions of Article VII , the closing of the First Merger (the “Closing”) shall take place at 10:00 a.m. (local time) on a date to be specified by the parties hereto, but no later than the second Business Day after the satisfaction or waiver of the conditions set forth in Article VII (other than those conditions that by their terms are to be satisfied at the Closing, but subject to the satisfaction or waiver of such conditions), unless another time, date or place is agreed to in writing by the parties hereto (such date being the “Closing Date”). The Closing shall take place at the offices of Dechert LLP, 1900 K Street NW, Washington, DC 20006.

Section 1.3 Effective Time.

(a) Concurrently with the Closing, the Company shall cause articles of merger with respect to the First Merger (the “Articles of First Merger”) to be executed and filed with the State Department of Assessments and Taxation of the State of Maryland (the “SDAT”) as provided under the MGCL. The First Merger shall become effective on the date and time at which the Articles of First Merger have been accepted for record by the SDAT or at such other date and time as is agreed between Parent and the Company and specified in the Articles of First Merger (such date and time being hereinafter referred to as the “Effective Time”).

(b) Immediately after the Effective Time and as part of a single integrated transaction with the First Merger, Parent and the Surviving Corporation shall cause articles of merger with respect to the Second Merger (the “Articles of Second Merger”) to be executed and filed with the SDAT as provided under the MGCL. The Second Merger shall become effective on the date and time at which the Articles of Second Merger have been accepted for record by the SDAT or at such other date and time as is agreed between Parent and the Company and specified in the Articles of Second Merger (such date and time being hereinafter referred to as the “Second Effective Time”).

(c) The Mergers shall have the effects set forth in this Agreement and the applicable provisions of the MGCL. Without limiting the generality of the foregoing, (i) from and after the Effective Time, the Surviving Corporation shall possess all rights, privileges, powers and franchises of the Company and Acquisition Sub, and all of the obligations, liabilities, and duties of the Company and Acquisition Sub shall become the obligations, liabilities and duties of the Surviving Corporation, and (ii) from and after the Second Effective Time, Parent shall possess all rights, privileges, powers and franchises of the Surviving Corporation and Parent, and all of the obligations, liabilities, and duties of the Surviving Corporation and Parent shall become the obligations, liabilities and duties of Parent.

Section 1.4 Articles of Incorporation and Bylaws.

(a) At the Effective Time, the articles of incorporation of the Company as the Surviving Corporation shall be amended to be identical to the articles of incorporation of Acquisition Sub in effect immediately prior to the Effective Time (except the references to Acquisition Sub’s name shall be replaced by references to “Alcentra Capital Corporation”), until thereafter amended in accordance with Applicable Law and the applicable provisions of the articles of incorporation of the Surviving Corporation (subject to Section 6.7).

(b) At the Effective Time, and without any further action on the part of the Company and Acquisition Sub, the bylaws of Acquisition Sub in effect immediately prior to the Effective Time shall be the bylaws of the Surviving Corporation (except the references to Acquisition Sub’s name shall be replaced by references to “Alcentra Capital Corporation”), until thereafter amended in accordance with Applicable Law and the applicable provisions of the articles of incorporation and bylaws of the Surviving Corporation (subject to Section 6.7).

Section 1.5 Board of Directors. The board of directors of the Surviving Corporation effective as of, and immediately following, the Effective Time shall consist of the members of the board of directors of Acquisition Sub immediately prior to the Effective Time, each to hold office in accordance with the articles of incorporation and bylaws of the Surviving Corporation until the earlier of their death, resignation or removal or until their respective successors are duly elected, designated or qualified, as the case may be.

Section 1.6 Officers. From and after the Effective Time, the officers of Acquisition Sub at the Effective Time shall be the officers of the Surviving Corporation, until the earlier of their death, resignation or removal or until their respective successors are duly elected or appointed and qualified, as the case may be.

ARTICLE II

EFFECT OF THE MERGER ON CAPITAL STOCK; EXCHANGE OF CERTIFICATES

Section 2.1 Effect on Securities.

(a) First Merger. At the Effective Time, by virtue of the First Merger and without any action on the part of the Company, Parent, Acquisition Sub or the holders of any securities of the Company or Acquisition Sub:

(i) Cancellation of Company Securities. Each share of common stock, par value $0.001 per share, of the Company (the “Company Common Stock”) issued and outstanding and held by a Subsidiary of the Company or held, directly or indirectly, by Parent or Acquisition Sub immediately prior to the Effective Time, shall automatically be canceled and retired and shall cease to exist, and no consideration or payment shall be delivered in exchange therefor or in respect thereof.

(ii) Conversion of Company Securities. Each share of Company Common Stock issued and outstanding immediately prior to the Effective Time (excluding any shares canceled pursuant to Section 2.1(a)(i)) shall be converted into the right to receive (A) $3.1784 per share in cash, without interest (such amount of cash, as may be adjusted pursuant to Section 2.1(a)(iv) or Section 6.19, the “Cash Consideration”) and (B) 0.4041 (such ratio, as may be adjusted pursuant to Section 2.1(a)(iv), the “Exchange Ratio”) of a validly issued, fully paid and non-assessable share of Parent common stock, par value $0.001 per share (the “Parent Common Stock”) (and, if applicable, cash in lieu of fractional shares of Parent Common Stock payable in accordance with Section 2.1(a)(v) and such share of Parent Common Stock and any such cash in lieu of fractional shares, the “Share Consideration”) (the consideration payable in accordance with Section 2.1(a)(ii)(A), and Section 2.1(a)(ii)(B), collectively, the “Merger Consideration”). Each share of Company Common Stock to be converted into the right to receive the Merger Consideration as provided in this Section 2.1(a)(ii) shall no longer be outstanding and shall be automatically canceled and shall cease to exist, and the holders of certificates (the “Certificates”) or book-entry shares (“Book-Entry Shares”) which immediately prior to the Effective Time represented such Company Common Stock, shall cease to have any rights with respect to such Company Common Stock other than the right to receive, upon surrender of such Certificates or Book-Entry Shares in accordance with Section 2.2, the Merger Consideration. The amount of cash each holder of Company Common Stock is entitled to receive pursuant to this Section 2.1(a)(ii) shall be rounded to the nearest cent, and computed after aggregating all cash amounts for all shares of Company Common Stock held by such holder.

(iii) Conversion of Acquisition Sub Capital Stock. Each share of common stock, par value $0.001 per share, of Acquisition Sub issued and outstanding immediately prior to the Effective Time shall be converted into and become one (1) fully paid share of common stock, par value $0.001 per share, of the Surviving Corporation and constitute the only outstanding shares of capital stock of the Surviving Corporation.

(iv) Adjustments. Without limiting the other provisions of this Agreement, if at any time during the period between the date of this Agreement and the Effective Time, any change in the number of outstanding shares of Parent Common Stock or Company Common Stock shall occur as a result of a reclassification, recapitalization, stock split (including a reverse stock split) or combination, exchange or readjustment of shares, or any stock dividend or stock distribution with a record date during such period (but specifically excluding (A) sales of Parent Common Stock to the extent set forth on Section 2.1(a)(iv) of the Parent Disclosure Letter and (B) issuances of Parent Common Stock pursuant to Parent’s dividend reinvestment plan or otherwise in lieu of a portion of any cash dividend declared by Parent) the Exchange Ratio and any other similarly dependent items, as the case may be, shall be appropriately adjusted to provide the same economic effect as contemplated by this Agreement prior to such event. Nothing in this Section 2.1(a)(iv) shall be construed to permit any party to take any action that is otherwise prohibited or restricted by any other provision of this Agreement.

(v) Fractional Shares. No certificates or scrip representing fractional shares of Parent Common Stock shall be issued upon the conversion of Company Common Stock pursuant to Section 2.1(a)(ii), and such fractional share interests shall not entitle the owner thereof to any Parent Common Stock or to vote or to any other rights of a holder of Parent Common Stock. All fractional shares to which a single record holder of Company Common Stock would be otherwise entitled to receive shall be aggregated and calculations shall be rounded to three (3) decimal places. In lieu of any such fractional shares, each holder of Company Common Stock who would otherwise be entitled to such fractional shares shall be entitled to an amount in cash, without interest, rounded down to the nearest cent, equal to the product of (A) the amount of the fractional share interest in a share of Parent Common Stock to which such holder would, but for this Section 2.1(a)(v), be entitled under Section 2.1(a)(ii) and (B) the Reference Price. As soon as practicable after the determination of the amount of cash, if any, to be paid to holders of Company Common Stock in lieu of any fractional share interests in Parent Common Stock, the Exchange Agent shall make available such amount, without interest, to the holders of Company Common Stock entitled to receive such cash. The payment of cash in lieu of fractional share interests pursuant to this Section 2.1(a)(v) is not a separately bargained-for consideration.

(b) Second Merger. At the Second Effective Time, by virtue of the Second Merger and without any action on the part of the Surviving Corporation or Parent or the holders of any securities of the Surviving Corporation or Parent, each share of common stock, par value $0.001 per share, of the Surviving Corporation issued and outstanding immediately prior to the Second Effective Time shall no longer be outstanding and shall automatically be canceled and shall cease to exist without any consideration being payable therefor.

Section 2.2 Exchange of Certificates.

(a) Designation of Exchange Agent; Deposit of Exchange Fund. Prior to the Closing, Parent and the Parent External Adviser shall enter into a customary exchange agreement with a nationally recognized financial institution designated by Parent and reasonably acceptable to the Company (the “Exchange Agent”) for the payment of the Merger Consideration as provided in Section 2.1(a)(ii). At or prior to the Effective Time, (i) Parent shall deposit, or cause to be deposited with the Exchange Agent, for exchange in accordance with this Article II, through the Exchange Agent book-entry shares (or certificates if requested) representing the full number of whole shares of Parent Common Stock issuable pursuant to Section 2.1(a)(ii) in exchange for outstanding shares of Company Common Stock, (ii) Parent shall deposit, or cause to be deposited with the Exchange Agent, cash in an aggregate amount necessary to pay that portion of the Cash Consideration equal to $1.5023 per share of Company Common Stock (as may be adjusted pursuant to Section 6.19, the “Parent Cash Consideration”), and Parent shall, after the Effective Time on the appropriate payment date, if applicable, provide or cause to be provided to the Exchange Agent any dividends or other distributions payable on such shares of Parent Common Stock pursuant to Section 2.2(d) and (iii) the Parent External Adviser shall deposit, or cause to be deposited with the Exchange Agent, cash in an aggregate amount necessary to pay that portion of the Cash Consideration equal to $1.6761 per share of Company Common Stock (the “Parent External Adviser Cash Consideration”) (such shares of Parent Common Stock, Parent Cash Consideration and Parent External Adviser Cash Consideration provided to the Exchange Agent, together with any dividends or other distributions with respect thereto, are hereinafter referred to as the “Exchange Fund”). For purposes of the deposit, Parent shall assume that there will not be any fractional shares of Parent Common Stock. Parent shall make available to the Exchange Agent, for addition to the Exchange Fund, from time to time as needed, cash sufficient to pay cash in lieu of fractional shares in accordance with Section 2.1(a)(v). In the event the Exchange Fund shall at any time be insufficient to make the payments contemplated by Section 2.1(a)(ii), Parent shall promptly deposit, or cause to be deposited, additional funds with the Exchange Agent in an amount which is equal to the deficiency in the amount required to make such payment. Parent shall cause the Exchange Fund to be (x) held for the benefit of the holders of Company Common Stock and (y) applied promptly to making the payments pursuant to Section 2.1(a)(ii). The Exchange Fund shall not be used for any purpose other than to fund payments pursuant to Section 2.1, except as expressly provided for in this Agreement.

(b) As promptly as practicable following the Effective Time and in any event not later than the second Business Day thereafter, Parent shall cause the Exchange Agent to mail to each holder of record of a Certificate or Book-Entry Share that immediately prior to the Effective Time represented outstanding shares of Company Common Stock (i) a letter of transmittal, which shall specify that delivery shall be effected, and risk of loss and title to the Certificates or Book-Entry Shares, as applicable, shall pass, only upon proper delivery of the Certificates (or affidavits of loss in lieu thereof) or Book-Entry Shares to the Exchange Agent and which shall be in the form and have such other provisions as Parent and the Company may reasonably specify and (ii) instructions (which instructions shall be in the form and have such other provisions as Parent and the Company may reasonably specify) for use in effecting the surrender of the Certificates or Book-Entry Shares in exchange for (A) cash in an amount equal to the Cash Consideration multiplied by the number of shares of Company Common Stock previously represented by such Certificates of Book-Entry Shares, (B) the number of shares of Parent Common Stock (which shall be in book-entry form unless a certificate is requested) representing, in the aggregate, the whole number of shares that such holder has the right to receive in respect of such Certificates or Book-Entry Shares pursuant to Section 2.1(a)(ii), (C) any dividends or other distributions payable pursuant to Section 2.2(d) and (D) cash in lieu of fractional shares of Parent Common Stock payable pursuant to Section 2.1(a)(v).

(c) Upon surrender of a Certificate (or affidavit of loss in lieu thereof) or Book-Entry Share for cancellation to the Exchange Agent, together with a letter of transmittal duly completed and validly executed in accordance with the instructions thereto, and such other documents as may be required pursuant to such instructions, the holder of such Certificate or Book-Entry Share shall be entitled to receive in exchange therefor, and Parent shall cause the Exchange Agent to pay and deliver in exchange thereof as promptly as practicable, but in any event within two (2) Business Days following the later to occur of (i) the Effective Time or (ii) the Exchange Agent’s receipt of such Certificate (or affidavit of loss in lieu thereof) or Book-Entry Share, (A) cash in an amount equal to the Cash Consideration multiplied by the number of shares of Company Common Stock previously represented by such Certificate or Book-Entry Shares, (B) the number of shares of Parent Common Stock (which shall be in book-entry form unless a certificate is requested) representing, in the aggregate, the whole number of shares that such holder has the right to receive in respect of such Certificate or Book-Entry Shares pursuant to Section 2.1(a)(ii), (C) any dividends or other distributions payable pursuant to Section 2.2(d) and (D) cash in lieu of fractional shares of Parent Common Stock payable pursuant to Section 2.1(a)(v), and the Certificate (or affidavit of loss in lieu thereof) or Book-Entry Share so surrendered shall be forthwith canceled. The Exchange Agent shall accept such Certificates (or affidavits of loss in lieu thereof) or Book-Entry Shares upon compliance with such reasonable terms and conditions as the Exchange Agent may impose to effect an orderly exchange thereof in accordance with normal exchange practices. No interest shall be paid or accrued for the benefit of holders of the Certificates or Book-Entry Shares on the cash payable upon the surrender of the Certificates or Book-Entry Shares.

(d) Distributions with Respect to Unexchanged Shares. No dividends or other distributions declared with respect to Parent Common Stock to stockholders of record on or after the Effective Time shall be delivered to the holder of any unsurrendered Certificate (or affidavit of loss in lieu thereof) or Book-Entry Shares with respect to the shares of Parent Common Stock represented thereby, in each case unless and until the surrender of such

Certificate (or affidavit of loss in lieu thereof) in accordance with this Article II. Subject to Applicable Law, following surrender of a Certificate (or affidavit of loss in lieu thereof) or Book-Entry Shares for cancellation to the Exchange Agent, there shall be paid to the holder of the Parent Common Stock issued in exchange for such Certificate or Book-Entry Shares, without interest, (i) at the time of delivery of such Parent Common Stock by the Exchange Agent pursuant to Section 2.2(c), the amount of dividends or other distributions with a record date after the Effective Time theretofore paid with respect to the whole shares of Parent Common Stock represented by such Certificate or Book-Entry Share and (ii) at the appropriate payment date, the amount of dividends or other distributions with a record date after the Effective Time but prior to such delivery of such Parent Common Stock by the Exchange Agent pursuant to Section 2.2(c), and a payment date subsequent to such delivery of such Parent Common Stock by the Exchange Agent pursuant to Section 2.2(c), payable with respect to such shares of Parent Common Stock; provided, however, that all dividends payable to record holders of Certificates or Book-Entry Shares in accordance with this Section 2.2(d) shall be payable in the form of shares of Parent Common Stock in accordance with Parent’s dividend reinvestment plan (the “Parent DRIP”), which form of payment the holder shall be deemed to have elected. From and after the Effective Time, all dividends payable with respect to the Share Consideration or Parent Common Stock issued in lieu of a cash dividend in accordance with this Section 2.2(d) shall be issued in the form of Parent Common Stock under the Parent DRIP until such time, if any, as the relevant holder elects to “opt out” of the Parent DRIP.

(e) In the event of a transfer of ownership of Company Common Stock that is not registered in the transfer records of the Company, payment of the appropriate amount of Merger Consideration (and any dividends or other distributions with respect to Parent Common Stock as contemplated by Section 2.2(d)) may be made to a Person other than the Person in whose name the Certificate or Book-Entry Share so surrendered is registered, if such Certificate shall be properly endorsed or otherwise be in proper form for transfer (and accompanied by all documents reasonably required by the Exchange Agent) or such Book-Entry Share shall be properly transferred and the Person requesting such payment shall pay any transfer or other Taxes required by reason of the payment to a Person other than the registered holder of such Certificate or Book-Entry Share or establish to the satisfaction of Parent that such Tax has been paid or is not applicable.

(f) Termination of Exchange Fund. Any portion of the Exchange Fund which remains undistributed to the holders of the Certificates or Book-Entry Shares for one (1) year after the Effective Time shall be delivered to Parent or its designee, upon demand, and any such holders prior to the First Merger who have not theretofore complied with this Article II shall thereafter look only to (i) Parent and the Surviving Corporation as general creditor thereof for payment of their claims for Merger Consideration (other than the Parent External Adviser Cash Consideration) and any dividends or distributions with respect to Parent Common Stock as contemplated by Section 2.2(d) and (ii) the Parent External Adviser as general creditor thereof for payment of their claims for the Parent External Adviser Cash Consideration. Parent or the Surviving Corporation shall pay all charges and expenses, including those of the Exchange Agent, in connection with the exchange of Certificates or Book-Entry Shares for the Merger Consideration.

(g) No Liability. None of Parent, Acquisition Sub, the Company, the Surviving Corporation, the Parent External Adviser or the Exchange Agent shall be liable to any Person in respect of any shares of Parent Common Stock (or dividends or distributions with respect thereto) or cash held in the Exchange Fund delivered to a Governmental Authority pursuant to any applicable abandoned property, escheat or similar Law. If any Certificates or Book-Entry Shares shall not have been surrendered immediately prior to the date on which any Merger Consideration in respect of such Certificate or Book-Entry Share would otherwise escheat to or become the property of any Governmental Authority, any such Merger Consideration in respect of such Certificate or Book-Entry Share shall, to the extent permitted by Applicable Law, become the property of the Surviving Corporation, or with respect to any such Merger Consideration consisting of Parent External Adviser Cash Consideration, the Parent External Adviser, free and clear of all claims or interest of any Person previously entitled thereto.

(h) Withholding. Parent, the Surviving Corporation, Parent External Adviser and the Exchange Agent shall be entitled to deduct and withhold from the Merger Consideration and any amounts otherwise payable pursuant to this Agreement to any former holder of Company Common Stock such amounts as Parent, the Surviving Corporation, the Parent External Adviser or the Exchange Agent are required to deduct and withhold with respect to the making of such payment under the Code or any provision of applicable state, local or foreign Tax Law. To the extent that amounts are so withheld and paid over to the appropriate Taxing Authority by Parent, the Surviving Corporation, the Parent External Adviser or the Exchange Agent on behalf of the Person, such withheld amounts shall be treated for all purposes of this Agreement as having been paid to the Person in respect of which such deduction and withholding was made by Parent, the Surviving Corporation, the Parent External Adviser or the Exchange Agent.

Section 2.3 Lost Certificates. If any Certificate shall have been lost, stolen or destroyed, then upon the making of an affidavit of that fact by the Person claiming such Certificate to be lost, stolen or destroyed and, if required by the Surviving Corporation or Parent, the posting by such Person of a bond, in such reasonable amount as the Surviving Corporation or Parent may direct, as indemnity against any claim that may be made against it with respect to such Certificate, the Exchange Agent will issue in exchange for such lost, stolen or destroyed Certificate the Merger Consideration to which the holder thereof is entitled pursuant to this Article II.

Section 2.4 Transfers; No Further Ownership Rights. After the Effective Time, there shall be no registration of transfers on the stock transfer books of the Company of shares of Company Common Stock that were outstanding immediately prior to the Effective Time. If Certificates or Book-Entry Shares are presented to the Surviving Corporation for transfer following the Effective Time, they shall be canceled against delivery of the applicable Merger Consideration, as provided for in Section 2.1(a)(ii), for each share of Company Common Stock formerly represented by such Certificates or Book-Entry Shares.

ARTICLE III

REPRESENTATIONS AND WARRANTIES OF THE COMPANY

Except as disclosed in the Company SEC Documents filed by the Company prior to the date of this Agreement (but in each case excluding any disclosure under the headings “Risk Factors,” “Forward-Looking Statements,” “Quantitative and Qualitative Disclosures About Market Risk,” or any similar heading regarding forward-looking statements) or as disclosed in the Company Disclosure Letter, the Company hereby represents and warrants to Parent as follows:

Section 3.1 Organization and Qualification. Each of the Company and its Subsidiaries is a corporation or other entity duly organized, validly existing and (to the extent applicable) in good standing under the laws of the jurisdiction of its incorporation or organization and has the requisite entity power and authority to conduct its business as it is now being conducted, to own and use its assets in the manner in which its assets are currently used, and to perform its obligations under all Company Material Contracts to which it is a party, except where the failure to be in good standing, to have such power and authority, to own and use such assets or to perform its obligations under such Company Material Contracts would not have a Company Material Adverse Effect. Each of the Company and its Subsidiaries is duly qualified or licensed to do business and is in good standing in each jurisdiction in which the assets owned or leased by it or the nature of the business conducted by it makes such qualification or licensing necessary, except where the failure to be so duly qualified or licensed and in good standing would not have a Company Material Adverse Effect. The Company’s Articles of Amendment and Restatement (as amended, the “Company’s Charter”) and Amended and Restated Bylaws (as amended, the “Company’s Bylaws”), as currently in effect, are included in the Company SEC Documents and the Company is not in violation of such documents. The Company has duly elected to be regulated as a BDC pursuant to the Investment Company Act and such election has not been revoked or withdrawn and is in full force and effect.

Section 3.2 Capitalization; Subsidiaries.

(a) As of the close of business on August 8, 2019, the authorized capital stock of the Company consists of 100,000,000 shares of Company Common Stock, 12,875,566 of which were issued and outstanding. As of the date hereof, there are no shares of preferred stock authorized, issued or outstanding. All of the issued and outstanding shares of Company Common Stock have been duly authorized and validly issued and are or will be when issued fully paid, nonassessable and free of preemptive rights.

(b) As of the date of this Agreement, there are no existing (i) options, warrants, calls, subscriptions or other rights, convertible securities, agreements or commitments of any character to which the Company or any of its Subsidiaries is a party obligating the Company or any of its Subsidiaries to issue, transfer or sell any shares of capital stock or other equity interest in the Company or any of its Subsidiaries or securities convertible into or exchangeable for such shares or equity interests, (ii) contractual obligations of the Company or any of its Subsidiaries to repurchase, redeem or otherwise acquire any capital stock of the Company or any of its Subsidiaries, or any securities representing the right to purchase or otherwise receive any capital stock of the Company or any of its Subsidiaries, (iii) appreciation rights, phantom equity or similar rights with respect to, or valued in whole or in part in reference to, the Company or any of its Subsidiaries or (iv) voting trusts or similar agreements to which the Company is a party with respect to the voting of the capital stock of the Company.

(c) Each Subsidiary of the Company on the date hereof is listed on Section 3.2(c) of the Company Disclosure Letter. Except as set forth on Section 3.2(c) of the Company Disclosure Letter, the Company owns, directly or indirectly, all of the issued and outstanding company, partnership or corporate (as applicable) ownership interests in each such Subsidiary, free and clear of all Liens except for Permitted Liens, and all of such company, partnership or corporate (as applicable) ownership interests are duly authorized and validly issued and are fully paid, nonassessable and free of preemptive rights. The Company has made available to Parent the currently effective corporate or other organizational documents for each of its Subsidiaries.

Section 3.3 Authority Relative to Agreement.

(a) The Company has all necessary corporate power and authority to execute and deliver this Agreement and, subject to obtaining the Company Stockholder Approval, to consummate the transactions contemplated hereby (other than the Second Merger). The execution, delivery and performance of this Agreement by the Company, and the consummation by the Company of the transactions contemplated hereby (other than the Second Merger), have been duly and validly authorized by all necessary corporate action by the Company, and except for the Company Stockholder Approval and the filing of the Articles of First Merger with the SDAT, no other corporate action or proceeding on the part of the Company is necessary to authorize the execution, delivery and performance of this Agreement by the Company and the consummation by the Company of the transactions contemplated hereby (other than the Second Merger). This Agreement has been duly executed and delivered by the Company and, assuming due authorization, execution and delivery of this Agreement by the other parties hereto, constitutes a legal, valid and binding obligation of the Company, enforceable against the Company in accordance with its terms, except that (i) such enforcement may be subject to applicable bankruptcy, insolvency, reorganization, moratorium or other similar Laws, now or hereafter in effect, affecting creditors’ rights and remedies generally and (ii) the remedies of specific performance and injunctive and other forms of equitable relief may be subject to equitable defenses and to the discretion of the court before which any Proceeding therefor may be brought (collectively, the “Bankruptcy and Equity Exception”).

(b) The Company Board has, by resolutions adopted by the directors and upon the approval of and recommendation by the Company Independent Committee, (i) adopted this Agreement and approved the transactions contemplated hereby (other than the Second Merger), (ii) determined that this Agreement and the transactions contemplated hereby (other than the Second Merger) are advisable and in the best interests of the Company and Company’s stockholders, (iii) directed that the approval of the First Merger be submitted to a vote at the Company Stockholders’ Meeting and (iv) resolved to make the Company Recommendation (provided that any change or modification or rescission of such recommendation by the Company Board in accordance with Section 6.6(d) shall not be a breach of the representation in this clause (iv)).

(c) Neither the execution and delivery of this Agreement by the Company nor the consummation by the Company of the transactions contemplated hereby (other than the Second Merger) will (i) violate any provision of Company’s Charter or the Company’s Bylaws or the articles of incorporation or bylaws (or equivalent organizational documents) of any Subsidiary of the Company, (ii) assuming that the Consents, registrations, declarations, filings and notices referred to in Section 3.4 have been obtained or made, any applicable waiting periods referred to therein have expired and any condition precedent to any such Consent has been satisfied, conflict with or violate in any respect material to the Company any Law applicable to the Company, any of its Subsidiaries or by which any property or asset of the Company, any of its Subsidiaries is bound or affected, or (iii) assuming (x) the repayment in full of all obligations under the Existing Credit Facility and termination of the commitments thereunder and (y) either the repayment in full of all obligations under the Existing Notes or the assumption by Parent or one of its Subsidiaries of all of the Company’s obligations under the Company’s Existing Notes in accordance with the terms of the Existing Notes Indenture, result in any breach of, or constitute a default (with or without notice or lapse of time, or both) under, or give rise to any right of termination, acceleration or cancellation of, require the consent, or notice to or filing with any Third Party pursuant to, any Company Material Contract, or result in the creation of a Lien, other than any Permitted Lien, upon any of the property or assets of the Company or any of its Subsidiaries, other than, in the case of clause (iii), any such conflict, violation, breach, default, termination, acceleration, cancellation or Lien that would not have a Company Material Adverse Effect.

Section 3.4 No Conflict; Required Filings and Consents. No consent, approval, license, permit, order or authorization (a “Consent”) of, or registration, declaration or filing with, or notice to, any Governmental Authority is required to be obtained or made by or with respect to the Company or any of its Subsidiaries in connection with the execution, delivery and performance of this Agreement or the consummation of the transactions contemplated hereby, other than (i) applicable requirements of and filings with the SEC under the Exchange Act, (ii) the filing of the Articles of First Merger with, and the acceptance for record of the Articles of First Merger by, the SDAT and appropriate documents with the relevant authorities of the other jurisdictions in which the Company or any of its Subsidiaries is qualified to do business, (iii) such filings as may be required in connection with the Taxes described in Section 8.6 or a Tax Dividend, (iv) compliance with applicable rules and regulations of NASDAQ, (v) such other items required solely by reason of the participation of Parent, the Parent External Adviser or Acquisition Sub in the transactions contemplated hereby, (vi) compliance with and filings or notifications under the HSR Act and any other applicable United States or foreign competition, antitrust, merger control or investment Laws (together with the HSR Act, “Antitrust Laws”) and (vii) such other Consents, registrations, declarations, filings or notices the failure of which to be obtained or made would not have a Company Material Adverse Effect.

Section 3.5 Permits; Compliance with Laws.

(a) The Company and each of its Subsidiaries are in compliance, and have been operated in compliance, in all material respects, with all Applicable Law, including, if and to the extent applicable, the Investment Company Act, the Securities Act, the Exchange Act and applicable rules and regulations of NASDAQ, other than as would not have a Company Material Adverse Effect. The Company has not received any written or, to the Knowledge of the Company, oral notification from a Governmental Authority of any material non-compliance with any Applicable Law, which non-compliance would result in a Company Material Adverse Effect.

(b) The Company and each of its Subsidiaries (i) are and, for the last three (3) years, have been at all times in compliance with the applicable money laundering statutes of all jurisdictions having jurisdiction over the Company and its Subsidiaries and (ii) have not, directly or indirectly, taken any action that would cause the Company or its Subsidiaries to be in violation of the FCPA, or any other anticorruption or anti-bribery Laws applicable to the Company or its Subsidiaries, other than any non-compliance that would not have a Company Material Adverse Effect.

(c) The Company is in compliance, and since it commenced operations, has complied with its investment policies and restrictions and portfolio valuation methods, if any, as such policies and restrictions have been set forth in its registration statement (as amended from time to time) or reports that it has filed with the SEC under the Exchange Act, the Securities Act, the Investment Company Act and other Applicable Laws, if any, other than any non-compliance that would not have a Company Material Adverse Effect.

(d) The Company has written policies and procedures adopted pursuant to Rule 38a-1 under the Investment Company Act that are reasonably designed to prevent material violations of the “Federal Securities Laws,” as such term is defined in Rule 38a-1(e)(1) under the Investment Company Act. There have been no “Material Compliance Matters” for the Company, as such term is defined in Rule 38a-1(e)(2) under the Investment Company Act, other than those that have been reported to the Company Board and satisfactorily remedied or are in the process of being remedied or those that would not, individually or in the aggregate, reasonably be expected to be material to the Company and its Subsidiaries, taken as a whole.

(e) The Company and each of its Subsidiaries holds and is in compliance with all Permits required in order to permit the Company and each of its Subsidiaries to own or lease their properties and assets and to conduct their businesses under and pursuant to all Applicable Law as presently conducted, other than any failure to hold or non-compliance with any such Permit that would not have a Company Material Adverse Effect. All such Permits are valid and in full force and effect, except as would not have a Company Material Adverse Effect. The Company has not received any written or, to the Knowledge of the Company, oral notification from a Governmental Authority of any material non-compliance with any such Permits, and no Proceeding is pending or threatened in writing to suspend, cancel, modify, revoke or materially limit any such Permits, which Proceeding would have a Company Material Adverse Effect.

(f) No “affiliated person” (as defined under the Investment Company Act) of the Company or the Company Investment Adviser has been subject to disqualification to serve in any capacity contemplated by the Investment Company Act for any investment company (including a BDC) under Sections 9(a) and 9(b) of the Investment Company Act, unless, in each case, such Person has received exemptive relief from the SEC with respect to any such disqualification. There is no material Proceeding pending and served or, to the Knowledge of the Company, threatened that would result in any such disqualification.

(g) The minute books and other similar records of the Company contain a true and complete record in all material respects of all action taken at all meetings and by all written consents in lieu of meetings of the stockholders of the Company, the Company Board and any committees of the Company Board.

(h) The Company Investment Advisory Agreement has been duly approved, continued and at all times has been in compliance in all material respects with Section 15 of the Investment Company Act (to the extent applicable). Neither the Company nor the Company Investment Adviser is in default under the Company Investment Advisory Agreement, except where such default would not have a Company Material Adverse Effect. The Company Investment Advisory Agreement is a valid and binding obligation of the Company, except as would not have a Company Material Adverse Effect; provided that such enforcement may be subject to the Bankruptcy and Equity Exception.

(i) The Company has made available to Parent a complete and correct copy of each material no-action letter and exemptive order issued by the SEC to the Company on which it relies in the conduct of its business as conducted on the date of this Agreement. The Company is in compliance in all material respects with any such material no-action letters and exemptive orders.

(j) Notwithstanding the foregoing, no representation or warranty in this Section 3.5 is made with respect to Company SEC Documents or financial statements, “disclosure controls and procedures” or “internal control over financial reporting,” intellectual property matters, Tax matters, real property matters or environmental matters, which are addressed exclusively in Section 3.6 (Company SEC Documents; Financial Statements; Enforcement Actions), Section 3.8 (Disclosure Controls and Procedures), Section 3.13 (Trademarks, Patents and Copyrights), Section 3.14 (Taxes), Section 3.16 (Real Property) and Section 3.17 (Environmental), respectively.

Section 3.6 Company SEC Documents; Financial Statements; Enforcement Actions.

(a) Since December 31, 2017, the Company has filed with the SEC all material forms, documents and reports required to be filed or furnished prior to the date hereof by it with the SEC (such forms, documents and reports so filed with the SEC by the Company since such date, including any amendments thereto and the Company 10-Q, the “Company SEC Documents”). As of their respective dates, or, if amended, as of the date of the last such amendment, the Company SEC Documents complied in all material respects with the applicable requirements of the Securities Act, the Exchange Act or the Investment Company Act, as the case may be, and the applicable rules and regulations promulgated thereunder, and none of the Company SEC Documents at the time it was filed contained any untrue statement of a material fact or omitted to state any material fact required to be stated therein or necessary to make the statements therein, in light of the circumstances under which they were made, or are to be made, not misleading (or, in the case of a Company SEC Document that is a registration statement, as amended or supplemented, if applicable, filed pursuant to the Securities Act, as of the date such registration statement or amendment became effective, contained any untrue statement of a material fact or omitted to state any material fact required to be stated therein or necessary to make the statements therein not misleading).

(b) The consolidated financial statements (including all related notes and the related consolidated schedules of investments) of the Company included in the Company SEC Documents (i) fairly present in all material respects the consolidated financial position of the Company and its Subsidiaries as at the respective dates thereof, and their consolidated statements of operations and consolidated statements of cash flows for the respective periods then ended (subject, in the case of unaudited interim statements, to normal year-end audit adjustments, to the absence of notes and to any other adjustments described therein, including in any notes thereto), (ii) were prepared in conformity with GAAP applied on a consistent basis throughout the periods involved (except as may be indicated therein or in the notes thereto), (iii) were prepared from, and are in accordance with, the books and records of the Company and its Subsidiaries and (iv) comply as to form, as of their respective dates of filing with the SEC, in all material respects with applicable accounting requirements and with the published rules and regulations of the SEC with respect thereto.

(c) Neither the Company nor any of its Subsidiaries is subject to any cease-and-desist or other enforcement action by, or is a party to any Contract, consent agreement or memorandum of understanding with, or is a party to any commitment letter or similar undertaking to, or is subject to any Order by, or has adopted any policies, procedures or board resolutions at the request of, any Governmental Authority that currently restrict the conduct of its business (or that would, to the Knowledge of the Company, upon consummation of the First Merger restrict in any respect the conduct of the business of Parent or any of its Subsidiaries), or that relate to its capital adequacy, its ability to pay dividends, its credit, risk management or compliance policies, its internal controls, its management or its business, other than those of general application that apply to similarly situated BDCs or their Subsidiaries, except as would not have a Company Material Adverse Effect, nor has the Company or any of its Subsidiaries been advised in writing or, to the Knowledge of the Company, verbally by any Governmental Authority that it is considering issuing, initiating, ordering or requesting any of the foregoing that would have a Company Material Adverse Effect.

Section 3.7 Information Supplied. None of the information supplied or to be supplied by or on behalf of the Company, any of its Subsidiaries or the Company Investment Adviser expressly for inclusion or incorporation by reference in (a) the registration statement on Form N-14 to be filed with the SEC by Parent in connection with the registration under the Securities Act of the shares of Parent Common Stock to be issued in the First Merger (as amended or supplemented from time to time, the “Form N-14”) will, at the time the Form N-14 is filed with the SEC, and at any time it is amended or supplemented or at the time it becomes effective under the Securities Act, contain any untrue statement of a material fact or omit to state any material fact required to be stated therein, in light of the circumstances under which they are made, not misleading, and (b) the joint proxy statement to be sent to the stockholders of Parent relating to the Parent Stockholders’ Meeting and to the stockholders of the Company relating to the Company Stockholders’ Meeting (the “Joint Proxy Statement”) will, at the date it or any amendment or supplement is mailed to stockholders of the Company and stockholders of Parent, at the time of the Company Stockholders’ Meeting and at the time of the Parent Stockholders’ Meeting, contain any untrue statement of a material fact or omit to state a material fact necessary to make the statements therein, in light of the circumstances in which they are made, not misleading (except that no representation or warranty is made by the Company regarding such portions thereof that relate expressly to Parent or any of its Subsidiaries, including Acquisition Sub, or to statements made therein based on information supplied by or on behalf of Parent or Acquisition Sub for inclusion or incorporation by reference therein).

Section 3.8 Disclosure Controls and Procedures. The Company and its Subsidiaries maintain “disclosure controls and procedures” and “internal control over financial reporting” (as such terms are defined in paragraphs (e) and (f), respectively, of Rule 13a-15 under the Exchange Act) as required by Rule 13a-15 under the Exchange Act.

Section 3.9 Absence of Certain Changes or Events. Since December 31, 2018 through the date of this Agreement, except as otherwise contemplated or permitted by this Agreement, (a) the respective businesses of the Company and its Subsidiaries have been conducted in the ordinary course of business consistent with past practice and (b) there has not been any event, development or state of circumstances that has had a Company Material Adverse Effect.

Section 3.10 No Undisclosed Liabilities. Except (a) as reflected, disclosed or reserved against in the Company’s financial statements (as amended or restated, if applicable) or the notes thereto included in the Company SEC Documents, (b) for liabilities or obligations incurred in the ordinary course of business since June 30, 2019, (c) for liabilities or obligations incurred in connection with the transactions contemplated hereby, (d) for liabilities and obligations which have been discharged or paid prior to the date of this Agreement or (e) for liabilities or obligations that that would not have a Company Material Adverse Effect, none of the Company or any of its Subsidiaries has any liabilities or obligations of any nature, whether or not accrued, contingent or otherwise, that would be required by GAAP to be reflected on a consolidated balance sheet (or the notes thereto) of the Company.

Section 3.11 Litigation. As of the date of this Agreement, (i) there is no Proceeding pending or, to the Knowledge of the Company, threatened against the Company or any of its Subsidiaries that would have a Company Material Adverse Effect and (ii) there is no judgment or order of any Governmental Authority outstanding against, or, to the Knowledge of the Company, investigation by any Governmental Authority involving the Company or any of its Subsidiaries that, in the case of this clause (ii), would have a Company Material Adverse Effect.

Section 3.12 Employee Matters. Neither the Company nor any of its Subsidiaries has at any time during the immediately preceding six years (a) had any employees or (b) sponsored, maintained, contributed to or been required to contribute to any “employee benefit plans” as defined in Section 3(3) of ERISA (whether or not subject to ERISA), or any bonus, vacation, stock option or other equity based, severance, termination, retention, change of control, pension, retirement, deferred compensation, fringe benefit, health, medical or other similar employee benefit plan, program or agreement covering any of their respective current or former employees, directors or other individual independent contractor. No material liability under Section 302 or Title IV of ERISA has, during the immediately preceding six years, been incurred by the Company, any of its Subsidiaries or any of their respective ERISA Affiliates that has not been satisfied in full, and no condition exists that presents a risk to the Company, any of its Subsidiaries or any such ERISA Affiliate of incurring any such liability. Neither the execution and delivery of this Agreement nor the consummation of the transactions contemplated hereby will (either alone or in combination with another event) (i) increase the amount of, or accelerate the time of payment, funding or vesting of, any compensation or benefits due to any current or former employee or director of the Company or any of its Subsidiaries or (ii) result in any payment that would constitute an “excess parachute payment” (within the meaning of Section 280G of the Code). To the Knowledge of the Company, the assets of the Company are not, and at no time have been, deemed to include “plan assets” within the meaning of the the Department of Labor regulation located at 29 C.F.R. Section 2510.3-101, as modified by Section 3(42) of ERISA.

Section 3.13 Trademarks, Patents and Copyrights.

(a) Section 3.13(a) of the Company Disclosure Letter sets forth a complete and accurate list (in all material respects) of all material United States and foreign: (i) patents and patent applications; (ii) trademark registrations and applications (including internet domain name registrations); and (iii) copyright registrations and applications owned by the Company or any of its Subsidiaries as of the date hereof. Such registrations for Intellectual Property Rights owned by the Company or its Subsidiaries are in effect and subsisting and, to the Knowledge of the Company, valid.

(b) Section 3.13(b) of the Company Disclosure Letter sets forth a complete and accurate list (in all material respects) of all agreements under which: (i) the Company or its Subsidiaries are granted the right to use any Intellectual Property Rights owned by a third party material to the respective businesses of the Company and its Subsidiaries (excluding any agreement for off the shelf or commercially available software or non-exclusive licenses granted in the ordinary course of business); and (ii) the Company or its Subsidiaries have granted the right to use any of the Company IPR to a third party (other than non-exclusive licenses granted by the Company or its Subsidiaries in the ordinary course of business).

(c) Except as would not have a Company Material Adverse Effect, the Company and its Subsidiaries own or have the right to use in the manner currently used, all patents, trademarks, trade names, copyrights, internet domain names, service marks, trade secrets, software, know-how and other similar proprietary rights and industrial and intellectual property rights (the “Intellectual Property Rights”) that are material to the respective businesses of the Company and its Subsidiaries as currently conducted.

(d) As of the date hereof, the conduct of the respective businesses of the Company and its Subsidiaries as currently conducted does not infringe upon or otherwise violate any Intellectual Property Rights of any other Person, except for any such infringement that would not have a Company Material Adverse Effect. As of the date of this Agreement, there is no such claim pending or, to the Knowledge of the Company, threatened, except for any such infringement or other violation that would not have a Company Material Adverse Effect. To the Knowledge of the Company, no other Person is infringing or otherwise violating any Intellectual Property Rights that are material to the respective businesses of the Company or its Subsidiaries as currently conducted, except for any such infringement or other violation as would not, individually or in the aggregate, be material to the Company and its Subsidiaries, taken as a whole, and in the last three (3) years, neither Company nor Subsidiaries have sent any written notice to any Person alleging that such Person is infringing, misappropriating or violating any Company IPR. Notwithstanding anything to the contrary in this Agreement, this Section 3.13(d) constitutes the only representation and warranty of the Company with regard to any actual or alleged infringement or other violation of any Intellectual Property Rights of any other Person.

Section 3.14 Taxes.

(a) The Company and each of its Subsidiaries have (i) timely filed (taking into account any extension of time within which to file) all material Tax Returns required to be filed by any of them and all such filed Tax Returns (taking into account all amendments thereto) are complete and accurate in all material respects and (ii) paid all material Taxes due and owing (whether or not shown on such Tax Returns), except, in the case of clause (i) or clause (ii) hereof, with respect to matters contested in good faith or for which adequate reserves have been established in accordance with GAAP.

(b) As of the date of this Agreement, there are no pending or ongoing audits, examinations, investigations or other Proceedings by any Governmental Authority in respect of Taxes of or with respect to the Company or any of its Subsidiaries.

(c) All Taxes that the Company or any of its Subsidiaries are or were required by Law to withhold or collect have been duly and timely withheld or collected in all material respects on behalf of its respective employees, independent contractors or other Third Parties and, have been timely paid to the proper Governmental Authority or other Person or properly set aside in accounts for this purpose.

(d) Neither the Company nor any of its Subsidiaries has ever been a member of a consolidated, combined or unitary Tax group (other than such a group the common parent of which is the Company or any of its Subsidiaries).

(e) Neither the Company nor any of its Subsidiaries is a party to or is bound by any Tax sharing, Tax allocation or Tax indemnification agreement or arrangement (other than such an agreement or arrangement exclusively between or among the Company and its Subsidiaries and certain Portfolio Companies or customary commercial Contracts entered into in the ordinary course of business, the principle subject matter of which is not Taxes) that will not be terminated on or before the Closing Date without any future liability to the Company or its Subsidiaries.

(f) There are no Liens for Taxes on any of the assets of the Company or any of its Subsidiaries other than Permitted Liens.

(g) Neither the Company nor any of its Subsidiaries has participated in or been a party to a transaction that, as of the date of this Agreement, constitutes a “listed transaction” that is required to be reported to the IRS pursuant to Section 6011 of the Code and applicable Treasury Regulations thereunder.

(h) Neither the Company nor any of its Subsidiaries has taken any action or knows of any fact that would reasonably be expected to prevent the Mergers from qualifying for the Intended Tax Treatment.

(i) The Company has made a valid election under Part I of Subchapter M of Subtitle A, Chapter 1, of the Code to be taxed as a “regulated investment company” (a “RIC”). The Company has qualified as a RIC with respect to its first taxable year ending on December 31, 2015, and with respect to each taxable year thereafter (including its taxable year ending on the Effective Time). No challenge to Company’s status as a RIC is pending or has been threatened in writing.

(j) Each Subsidiary of the Company that is a partnership, joint venture, or limited liability company has been since its formation treated for United States federal income Tax purposes as a partnership or disregarded entity, as the case may be, and not as a corporation or an association taxable as a corporation.

(k) No claim has been made in writing by a Taxing Authority in a jurisdiction where the Company or any of its Subsidiaries does not file Tax Returns that the Company or any such Subsidiary is or may be subject to taxation by that jurisdiction, and which, if upheld, would reasonably result in a material Tax liability.

(l) Neither the Company nor any of its Subsidiaries has any liability for the Taxes of another Person other than the Company and its Subsidiaries under Treasury Regulation Section 1.1502-6 (or any similar provision of state, local or foreign Law), as a transferee, successor or payable pursuant to a contractual obligation.

(m) Within the past five years (or otherwise as part of a “plan (or series of related transactions)” within the meaning of Section 355(e) of the Code of which the Mergers are also a part), neither the Company nor any of its Subsidiaries has been a “distributing corporation” or a “controlled corporation” in a distribution intended to qualify under Section 355(a) of the Code.

(n) Neither the Company nor any of its Subsidiaries has requested a private letter ruling from the IRS or comparable rulings from other Taxing Authorities.

Section 3.15 Material Contracts.

(a) Section 3.15(a) of the Company Disclosure Letter sets forth a complete and correct list, as of the date hereof, of each Company Material Contract, a complete and correct copy of each of which has been made available to Parent. For purposes of this Agreement, “Company Material Contract” means any Contract to which the Company or any of its Subsidiaries is a party, except for this Agreement or as expressly set forth below, that:

(i) constitutes a “material contract” (as such term is defined in item 601(b)(10) of Regulation S-K under the Securities Act) of the Company or any of its Subsidiaries;

(ii) any partnership, limited liability company, joint venture or other similar Contract that is material to Company and its Subsidiaries, taken as a whole;

(iii) is a loan, guarantee of Indebtedness or credit agreement, note, mortgage, indenture or other binding commitment (other than those between or among the Company and any of its Subsidiaries) relating to Indebtedness of the Company or its Subsidiaries (whether outstanding or as may be incurred) in an amount in excess of $750,000 individually;

(iv) creates future payment obligations, including settlement agreements, outside the ordinary course of business in excess of $500,000, or creates or would create a Lien on any asset of the Company or its Subsidiaries (other than Liens consisting of restrictions on transfer agreed to in respect of investments entered into in the ordinary course of business);

(v) is with (A) the Company Investment Adviser or any of its Subsidiaries or Affiliates or (B) any “associate” or member of the “immediate family” (as such terms are respectively defined in Rule 12b-2 and Rule 16a-1 of the Exchange Act) of a Person identified in clause (A);

(vi) is a Contract that, upon consummation of the Mergers, will obligate the Surviving Corporation, the Parent External Adviser or any of their respective Subsidiaries to conduct business with any Third Party on an exclusive basis;

(vii) is an Order or Consent of a Governmental Authority to which the Company, any of its Subsidiaries or, if it pertains to the Company and its Subsidiaries, the Company Investment Adviser is subject;

(viii) is a non-competition or non-solicitation Contract that purports to limit, or any other Contract that purports to limit or would reasonably be expected to limit, in any material respect the manner in which, or the localities in which, any material business of the Company or any of its Subsidiaries (taken as a whole) is or could be conducted or the types of material businesses that the Company or any of its Subsidiaries conduct;

(ix) is a Contract (including a Contract relating to acquisitions or dispositions of investments of controlling interests in Portfolio Companies but excluding any Contract relating to acquisitions or dispositions of debt investments in any Portfolio Company, or any entity that becomes a Portfolio Company as a result of such investment) relating to the acquisition or disposition of any business or operations (whether by merger, sale of stock, sale of assets or otherwise) which has not yet been consummated, pursuant to which (A) the Company reasonably expects that it is required to pay total consideration (including assumption of debt) after the date hereof in excess of $750,000 or (B) any other Person has the right to acquire any assets of the Company or any of its Subsidiaries after the date of this Agreement with a purchase price (or total consideration realizable by or payable to the Company or any of its Subsidiaries) of more than $750,000; or

(x) is a Contract for the purpose of another Person providing investment advisory or investment management services to the Company or any of its Subsidiaries.

(b) None of the Company or any of its Subsidiaries is in breach of or default (or, with the giving of notice or lapse of time or both, would be in default) under the terms of, and has not taken any action resulting in the termination, acceleration of performance required by, or resulting in a right of termination or acceleration under, any Company Material Contract to which it is a party except for such breaches, defaults or actions as would not have a Company Material Adverse Effect. As of the date of this Agreement, to the Knowledge of the Company, no other party to any Company Material Contract is in breach of or default under the terms of any Company Material Contract except for such breaches or defaults as would not have a Company Material Adverse Effect. Each Company Material Contract is a valid and binding obligation of the Company or its Subsidiary that is a party thereto, as applicable, and, to the Knowledge of the Company, the other parties thereto, except such as would not have a Company Material Adverse Effect; provided that such enforcement may be subject to the Bankruptcy and Equity Exception.

Section 3.16 Real Property. None of the Company or any of its Subsidiaries leases, and at no time prior to the date of this Agreement has leased, any real property or owns, and at no time prior to the date of this Agreement has owned, any real property in fee (or the equivalent interest in the applicable jurisdiction).

Section 3.17 Environmental. Except as would not have a Company Material Adverse Effect:

(a) the Company and its Subsidiaries are in compliance with all applicable Environmental Laws, including possessing all Company Permits required for their operations under applicable Environmental Laws;

(b) there is no pending or, to the Knowledge of the Company, threatened Proceeding pursuant to any Environmental Law against the Company or any of its Subsidiaries; and

(c) neither the Company nor any of its Subsidiaries has received written notice from any Person, including any Governmental Authority, alleging that the Company or any of its Subsidiaries has been or is in violation or is potentially in violation of any applicable Environmental Law or otherwise may be liable under any applicable Environmental Law, which violation or liability is unresolved. Neither the Company nor any of its Subsidiaries is a party or subject to any Order pursuant to Environmental Law.

Section 3.18 Takeover Statutes. No restrictions set forth in any “moratorium,” “control share,” “fair price,” “takeover,” “interested stockholder” or any other takeover or anti-takeover statute or similar federal or state Law (any such laws, “Takeover Statutes”) are applicable to this Agreement or the First Merger.

Section 3.19 Vote Required. The approval of the First Merger by the holders of at least a majority of the outstanding shares of Company Common Stock entitled to vote thereon at the Company Stockholders’ Meeting (the “Company Stockholder Approval”) is the only vote of holders of securities of the Company that is required in connection with the consummation of the transactions contemplated hereby.

Section 3.20 Brokers. No investment banker, broker or finder other than Houlihan Lokey Capital, Inc. (“Houlihan Lokey”) (a copy of whose engagement letter has been provided to Parent on or prior to the date hereof), the fees and expenses of which will each be paid by the Company, is entitled to any investment banking, brokerage, finder’s or similar fee or commission in connection with this Agreement or the transactions contemplated hereby based upon arrangements made by or on behalf of the Company or any of its Subsidiaries.

Section 3.21 Opinion of Financial Advisors. The Company Independent Committee has received the written opinion of Houlihan Lokey, dated as of the date of the meeting of the Company Independent Committee at which the Company Independent Committee approved this Agreement, to the effect that, as of such date, and based upon and subject to the assumptions, limitations, qualifications and other matters considered in connection with the preparation of such opinion, the Merger Consideration to be received by the holders of Company Common Stock other than Parent, Acquisition Sub, Parent External Adviser and their respective Affiliates in the First Merger pursuant to this Agreement is fair, from a financial point of view, to such holders (other than Parent, Acquisition Sub, Parent External Adviser and their respective Affiliates).

Section 3.22 Insurance. The Company or its Affiliates have paid, or caused to be paid, all premiums due under all material insurance policies covering the Company or its Subsidiaries, and all such insurance policies are in full force and effect other than as would not have a Company Material Adverse Effect. None of the Company or any of its Subsidiaries has received written notice that they are in default with respect to any obligations under such policies other than as would not have a Company Material Adverse Effect. None of the Company or any of its Subsidiaries has received any written notice of cancellation or termination with respect to any existing material insurance policy, or refusal or denial of any material coverage, reservation of rights or rejection of any material claim under any existing material insurance policy, in each case that is held by, or for the benefit of, the Company or any of its Subsidiaries, other than as would not have a Company Material Adverse Effect.

Section 3.23 Investment Assets. Each of the Company and its Subsidiaries owns all securities, indebtedness and other financial instruments held by it, free and clear of any material Liens, except for Permitted Liens to the extent such securities, indebtedness or other financial instruments, as applicable, are pledged in the ordinary course of business consistent with past practice to secure obligations of the Company, any of its Subsidiaries and except for Liens consisting of restrictions on transfer agreed to in respect of investments entered into in the ordinary course of business. As of the date of this Agreement, there have been no material changes to the amount of securities, indebtedness and other financial instruments listed on the Company’s most recent schedule of investments included in the Company SEC Documents, including any increase in the amount of securities, indebtedness and other financial instruments owned by the Company or its Subsidiaries that are not treated as “qualifying assets” under Section 55(a) of the Investment Company Act.

Section 3.24 Appraisal Rights. In accordance with Section 3-202(c) of the MGCL and pursuant to the Company’s Charter, no appraisal rights shall be available to holders of Company Common Stock in connection with the First Merger.

Section 3.25 No Other Representations or Warranties. Except for the representations and warranties contained in this Article III, neither the Company nor any other Person on behalf of the Company makes any express or implied representation or warranty with respect to the Company, any of its Subsidiaries, the Company Investment Adviser, or any Portfolio Company, or with respect to any other information provided to Parent or Acquisition Sub in connection with the transactions contemplated hereby, including the accuracy, completeness or timeliness thereof. Other than in the case of intentional fraud, neither the Company nor any other Person will have or be subject to any claim, liability or indemnification obligation to Parent, Acquisition Sub or any other Person resulting from the distribution or failure to distribute to Parent or Acquisition Sub, or Parent’s or Acquisition Sub’s use of, any such information, including any information, documents, projections, estimates, Forecasts or other material made available to Parent or Acquisition Sub in the electronic data room maintained by the Company for purposes of the transactions contemplated hereby or management presentations in expectation of the transactions contemplated hereby, unless and to the extent any such information is expressly included in a representation or warranty contained in this Article III.

Section 3.26 Acknowledgment of Disclaimer of Other Representations and Warranties. The Company acknowledges that, as of the date hereof, it and its Representatives: (a) have received full access to (i) such books and records, facilities, properties, premises, equipment, contracts and other assets of Parent, the Parent External Adviser, their respective Subsidiaries, and the Portfolio Companies which it and its Representatives, as of the date hereof, have requested to review and (ii) the electronic data room in connection with the transactions contemplated hereby; (b) have received and may continue to receive from Parent, the Parent External Adviser and their respective Subsidiaries and Representatives certain estimates, forecasts, projections and other forward-looking information, as well as certain business plan information, regarding Parent, the Parent External Adviser and their respective Subsidiaries and the Portfolio Companies and their respective businesses and operations (collectively, “Parent Forecasts”); and (c) have had full opportunity to meet with the management of Parent, the Parent External Adviser and their respective Subsidiaries and to discuss the business and assets of Parent, the Parent External Adviser and their respective Subsidiaries and the Portfolio Companies. The Company acknowledges and agrees that (x) there are uncertainties inherent in attempting to make Parent Forecasts, with which the Company is familiar, and the Company is taking full responsibility for making its own evaluation of the adequacy and accuracy of all Parent Forecasts (including the reasonableness of the assumptions underlying such Parent Forecasts), and the Company shall have no claim against Parent, the Parent External Adviser, their respective Subsidiaries or the Portfolio Companies or any of their respective Representatives with respect to any such Parent Forecasts, other than with respect to intentional fraud, and (y) the Company has conducted, to its satisfaction, its own independent review and analysis of the businesses, assets, condition, operations and prospects of Parent, the Parent External Adviser, their respective Subsidiaries and the Portfolio Companies and, in making its determination to proceed with the transactions contemplated hereby, including the Mergers, the Company has relied on the results of its own independent review and analysis. The Company further acknowledges and agrees that (1) any Parent Forecast, data, financial information, memorandum, presentation or any other materials or information provided or addressed to the Company or any of its Representatives, including any materials or information made available in the electronic data room in connection with the transactions contemplated hereby, via confidential information packet, in connection with presentations by Parent’s management or otherwise, are not and shall not be deemed to constitute or be the subject of any representation or warranty unless and only to the extent any such material or information is the subject of an express representation or warranty set forth in Article IV; and (2) except for the representations and warranties expressly set forth in Article IV and, in the case of the Parent External Adviser, Article V, (A) none of Parent, Parent External Adviser or any of their respective Subsidiaries makes, or has made, any representation or warranty relating to itself or its business or otherwise in connection with the Mergers and the Company is not relying on (and the Company shall have no claim against Parent, the Parent External Adviser, any of their respective Subsidiaries or any Portfolio Companies or their respective Representatives in respect of, other than in the case of intentional fraud) any such representation or warranty and (B) no Person has been authorized by Parent, the Parent External Adviser or any of their respective Subsidiaries or Representatives to make any representation or warranty relating to itself or its business or otherwise in connection with the Mergers, and if made, such representation or warranty must not be relied upon by the Company as having been authorized by such entity.

ARTICLE IV

REPRESENTATIONS AND WARRANTIES OF PARENT AND ACQUISITION SUB

Except as disclosed in the Parent SEC Documents filed by Parent prior to the date of this Agreement (but in each case excluding any disclosure under the headings “Risk Factors,” “Forward-Looking Statements,” “Quantitative and Qualitative Disclosures About Market Risk,” or any similar heading regarding forward-looking statements) or as disclosed in the Parent Disclosure Letter, Parent and Acquisition Sub hereby jointly and severally represent and warrant to the Company as follows:

Section 4.1 Organization and Qualification. Each of Parent and its Subsidiaries (including Acquisition Sub) is a corporation or other entity, duly organized, validly existing and (to the extent applicable) in good standing under the laws of the jurisdiction of its incorporation or organization and has the requisite entity power and authority to conduct its business as it is now being conducted, to own and use its assets in the manner in which its assets are currently used, and to perform its obligations under all Parent Material Contracts to which it is a party, except where the failure to be in good standing, to have such power and authority, to own and use such assets or to perform its obligations under such Company Material Contracts would not have a Parent Material Adverse Effect. Each of Parent and its Subsidiaries (including Acquisition Sub) is duly qualified or licensed to do business and is in good standing in each jurisdiction in which the assets owned or leased by it or the nature of the business conducted by it makes such qualification or licensing necessary, except where the failure to be so duly qualified or licensed and in good standing would not have a Parent Material Adverse Effect. Parent has made available to the Company a copy of the Parent Organizational Documents, as currently in effect, and neither Parent nor Acquisition Sub is in violation of any provision of such documents. Parent has duly elected to be regulated as a BDC pursuant to the Investment Company Act and such election has not been revoked or withdrawn and is in full force and effect.

Section 4.2 Capitalization; Subsidiaries.

(a) As of the close of business on August 8, 2019, the authorized capital stock of Parent consists of (i) 200,000,000 shares of Parent Common Stock, 19,549,618 of which were issued and outstanding and none of which were held by Parent as treasury stock, and (ii) 10,000 shares of preferred stock of Parent, par value $0.001 per share, none of which were outstanding. As of the close of business on August 8, 2019, the authorized capital stock of Acquisition Sub consists of 1,000 shares of common stock, $0.001 par value per share, 100 of which were issued and outstanding. Acquisition Sub does not have any Subsidiaries and has no shares of preferred stock authorized, issued or outstanding. All of the issued and outstanding shares of Parent Common Stock have been duly authorized and validly issued and are or will be when issued fully paid, nonassessable and free of preemptive rights.

(b) As of the date of this Agreement, there are no existing (i) options, warrants, calls, subscriptions or other rights, convertible securities, agreements or commitments of any character to which Parent or any of its Subsidiaries (including Acquisition Sub) is a party obligating Parent or any of its Subsidiaries (including Acquisition Sub) to issue, transfer or sell any shares of capital stock or other equity interest in Parent or any of its Subsidiaries (including Acquisition Sub) or securities convertible into or exchangeable for such shares or equity interests, (ii) contractual obligations of Parent or any of its Subsidiaries (including Acquisition Sub) to repurchase, redeem or otherwise acquire any capital stock of Parent or any of its Subsidiaries, or any securities representing the right to purchase or otherwise receive any capital stock of Parent or any of its Subsidiaries, (iii) appreciation rights, phantom equity or similar rights with respect to, or valued in whole or in part in reference to, Parent or any of its Subsidiaries (including Acquisition Sub) or (iv) voting trusts or similar agreements to which Parent is a party with respect to the voting of the capital stock of Parent.

(c) Each Subsidiary of Parent (including Acquisition Sub) on the date hereof is listed on Section 4.2(c) of the Parent Disclosure Letter. Except as set forth on Section 4.2(c) of the Parent Disclosure Letter, Parent owns, directly or indirectly, all of the issued and outstanding company, partnership or corporate (as applicable) ownership interests in each such Subsidiary (including Acquisition Sub), free and clear of all Liens except for Permitted Liens, and all of such company, partnership or corporate (as applicable) ownership interests are duly authorized and validly issued and are fully paid, nonassessable and free of preemptive rights.

Section 4.3 Authority Relative to Agreement.

(a) Parent and Acquisition Sub have all necessary corporate power and authority to execute and deliver this Agreement and, subject to obtaining the Parent Stockholder Approval, to consummate the transactions contemplated hereby. The execution, delivery and performance of this Agreement by Parent and Acquisition Sub, and the consummation by Parent and Acquisition Sub of the transactions contemplated hereby, have been duly and validly authorized by all necessary corporate action by Parent and Acquisition Sub, and except for the Parent Stockholder Approval, no other corporate action or Proceeding on the part of Parent or Acquisition Sub is necessary to authorize the execution, delivery and performance of this Agreement by Parent and Acquisition Sub and the consummation by Parent and Acquisition Sub of the transactions contemplated hereby. This Agreement has been duly executed and delivered by Parent and Acquisition Sub and, assuming due authorization, execution and delivery of this Agreement by the Company, constitutes a legal, valid and binding obligation of each of Parent and Acquisition Sub, enforceable against each of Parent and Acquisition Sub in accordance with its terms, except that such enforcement may be subject to the Bankruptcy and Equity Exception.

(b) The Parent Board and the board of directors or similar governing body of Acquisition Sub has, by resolutions adopted by directors or similar governing members (i) adopted this Agreement and approved the transactions contemplated hereby, (ii) determined that this Agreement and the transactions contemplated hereby are advisable and in the best interests of Parent, Acquisition Sub and their respective stockholders or other equityholders, as applicable, and (iii) resolved to make the Parent Recommendation. Parent, acting in its capacity as the sole stockholder of Acquisition Sub, has approved and adopted this Agreement.

(c) Neither the execution and delivery of this Agreement by Parent and Acquisition Sub nor the consummation by Parent and Acquisition Sub of the transactions contemplated hereby will (i) violate any provision of the articles of incorporation or bylaws (or equivalent organizational documents) of Parent, any of its Subsidiaries or Acquisition Sub, (ii) assuming that the Consents, registrations, declarations, filings and notices referred to in Section 4.4 have been obtained or made, any applicable waiting periods referred to therein have expired and any condition precedent to any such Consent has been satisfied, conflict with or violate in any respect material to Parent any Law applicable to Parent or any of its Subsidiaries or by which any property or asset of Parent or any of its Subsidiaries is bound or affected, or (iii) result in any breach of, or constitute a default (with or without notice or lapse of time, or both) under, or give rise to any right of termination, acceleration or cancellation of, require the consent, or notice to or filing with any Third Party pursuant to, any Parent Material Contract, or result in the creation of a Lien, other than any Permitted Lien, upon any of the property or assets of Parent or any of its Subsidiaries other than, in the case of clause (iii), any such conflict, violation, breach, default, termination, acceleration, cancellation or Lien that would not have a Parent Material Adverse Effect.

Section 4.4 No Conflict; Required Filings and Consents. No Consent of, or registration, declaration or filing with, or notice to, any Governmental Authority is required to be obtained or made by or with respect to Parent or any of its Subsidiaries in connection with the execution, delivery and performance of this Agreement or the consummation of the transactions contemplated hereby, other than (i) applicable requirements of and filings with the SEC under the Securities Act and the Exchange Act, (ii) the filing of the Articles of First Merger and Articles of Second Merger with, and the acceptance for record of the Articles of First Merger and Articles of Second Merger by, the SDAT, the filing of Articles of Incorporation and Articles of Conversion relating to the Parent Maryland Reincorporation with, and acceptance for record of such Articles of Incorporation and Articles of Conversion by, the SDAT, the filing of a Certificate of Conversion relating to the Parent Maryland Reincorporation with the Secretary of State of the State of Delaware as provided under the DGCL, and the filing of appropriate documents with the relevant authorities of the other jurisdictions in which Parent or any of its Subsidiaries is qualified to do business, (iii) applicable requirements under corporation or Blue Sky Laws of various states, (iv) such filings as may be required in connection with the Taxes described in Section 8.6, (v) compliance with applicable rules and regulations of NASDAQ, (vi) such other items required solely by reason of the participation of the Company and its Subsidiaries in the transactions contemplated hereby, (vii) compliance with and filings or notifications under Antitrust Laws and (viii) such other Consents, registrations, declarations, filings or notices the failure of which to be obtained or made would not have a Parent Material Adverse Effect.

Section 4.5 Permits; Compliance with Laws.

(a) Parent and each of its Subsidiaries are in compliance, and have been operated in compliance, in all material respects, with all Applicable Law, including, if any to the extent applicable, the Investment Company Act, the Securities Act and the Exchange Act other than as would not have a Parent Material Adverse Effect. Neither Parent nor any of its Subsidiaries has received any written or, to the Knowledge of Parent, oral notification from a Governmental Authority of any material non-compliance with any Applicable Law, which non-compliance would result in a Parent Material Adverse Effect. Parent and each of its Subsidiaries are in compliance, and since it commenced operations, has complied with its investment policies and restrictions and portfolio valuation methods, if any, as such policies and restrictions have been set forth in its registration statement (as amended from time to time) or reports that it has filed with the SEC under the Exchange Act, the Securities Act and other Applicable Laws, if any, other than any non-compliance that would not have a Parent Material Adverse Effect.

(b) None of Parent or its Subsidiaries is in default or violation of any (i) Law applicable to Parent or any of its Subsidiaries or (ii) Permits necessary for Parent and its Subsidiaries to carry on their respective businesses as now being conducted, except for any such defaults or violations that would not have a Parent Material Adverse Effect.

(c) Parent has written policies and procedures adopted pursuant to Rule 38a-1 under the Investment Company Act that are reasonably designed to prevent material violations of the “Federal Securities Laws,” as such term is defined in Rule 38a-1(e)(1) under the Investment Company Act. There have been no “Material Compliance Matters” for Parent, as such term is defined in Rule 38a-1(e)(2) under the Investment Company Act, other than those that have been reported to the Parent Board and satisfactorily remedied or are in the process of being remedied or those that would not, individually or in the aggregate, reasonably be expected to be material to Parent and its Subsidiaries, taken as a whole.

(d) Parent and each of its Subsidiaries holds and is in compliance with all Permits required in order to permit Parent and each of its Subsidiaries to own or lease their properties and assets and to conduct their businesses under and pursuant to all Applicable Law as presently conducted, other than any failure to hold or non-compliance with any such Permit that would not have a Parent Material Adverse Effect. All such Permits are valid and in full force and effect, except as would not have a Parent Material Adverse Effect. Neither Parent nor any of its Subsidiaries has received any written or, to the Knowledge of Parent, oral notification from a Governmental Authority of any material non-compliance with any such Permits, and no Proceeding is pending or threatened in writing to suspend, cancel, modify, revoke or materially limit any such Permits, which Proceeding would have a Parent Material Adverse Effect.

(e) No “affiliated person” (as defined under the Investment Company Act) of Parent or the Parent External Adviser is subject to disqualification to serve in any capacity contemplated by the Investment Company Act for any investment company (including a BDC) under Sections 9(a) and 9(b) of the Investment Company Act, unless, in each case, such Person has received exemptive relief from the SEC with respect to any such disqualification. There is no material Proceeding pending and served or, to the Knowledge of Parent, threatened that would result in any such disqualification.

(f) The minute books and other similar records of Parent contain a true and complete record in all material respects of all action taken at all meetings and by all written consents in lieu of meetings of the stockholders of Parent, the Parent Board and any committees of the Parent Board.

(g) Notwithstanding the foregoing, no representation or warranty in this Section 4.5 is made with respect to Parent SEC Documents or financial statements, “disclosure controls and procedures” or “internal control over financial reporting,” intellectual property matters, Tax matters, real property matters or environmental matters, which are addressed exclusively in Section 4.6 (Parent SEC Documents; Financial Statements; Enforcement Actions), Section 4.8 (Disclosure Controls and Procedures), Section 4.14 (Trademarks, Patents and Copyrights), Section 4.15 (Taxes), Section 4.17 (Real Property) and Section 4.18 (Environmental), respectively.

Section 4.6 Parent SEC Documents; Financial Statements; Enforcement Actions.

(a) Since December 31, 2017, Parent has filed with the SEC all material forms, documents and reports required to be filed or furnished prior to the date hereof by it with the SEC (such forms, documents and reports so filed with the SEC by Parent since such date, including any amendments thereto and the Parent 10-Q, the “Parent SEC Documents”). As of their respective dates, or, if amended, as of the date of the last such amendment, the Parent SEC Documents complied in all material respects with the applicable requirements of the Securities Act, the Exchange Act or the Investment Company Act, as the case may be, and the applicable rules and regulations promulgated thereunder, and none of the Parent SEC Documents at the time it was filed contained any untrue statement of a material fact or omitted to state any material fact required to be stated therein or necessary to make the statements therein, in light of the circumstances under which they were made, or are to be made, not misleading (or, in the case of a Parent SEC Document that is a registration statement, as amended or supplemented, if applicable, filed pursuant to the Securities Act, as of the date such registration statement or amendment became effective, contained any untrue statement of a material fact or omitted to state any material fact required to be stated therein or necessary to make the statements therein not misleading).

(b) The consolidated financial statements (including all related notes and the related consolidated schedules of investments) of Parent included in the Parent SEC Documents (i) fairly present in all material respects the consolidated financial position of Parent and its Subsidiaries as at the respective dates thereof and their consolidated statements of operations and consolidated statements of cash flows for the respective periods then ended (subject, in the case of unaudited interim statements, to normal year-end audit adjustments, to the absence of notes and to any other adjustments described therein, including in any notes thereto), (ii) were prepared in conformity with GAAP applied on a consistent basis throughout the periods involved (except as may be indicated therein or in the notes thereto), (iii) were prepared from, and are in accordance with, the books and records of Parent and its Subsidiaries and (iv) comply as to form, as of their respective dates of filing with the SEC, in all material respects with applicable accounting requirements and with the published rules and regulations of the SEC with respect thereto.

(c) Neither Parent nor any of its Subsidiaries is subject to any cease-and-desist or other enforcement action by, or is a party to any Contract consent agreement or memorandum of understanding with, or is a party to any commitment letter or similar undertaking to, or is subject to any Order by, or has adopted any policies, procedures or board resolutions at the request of, any Governmental Authority that currently restrict the conduct of its business (or that would, to the Knowledge of Parent, upon consummation of the First Merger restrict in any respect the conduct of the business of Parent or any of its Subsidiaries), or that relate to its capital adequacy, its ability to pay dividends, its credit, risk management or compliance policies, its internal controls, its management or its business, other than those of general application that apply to similarly situated BDCs or their Subsidiaries, except as would not have a Parent Material Adverse Effect, nor has Parent or any of its Subsidiaries been advised in writing or, to the Knowledge of Parent, verbally by any Governmental Authority that it is considering issuing, initiating, ordering or requesting any of the foregoing that would have a Parent Material Adverse Effect.

Section 4.7 Information Supplied. None of the information supplied or to be supplied by or on behalf of Parent, any of its Subsidiaries or the Parent External Adviser expressly for inclusion or incorporation by reference in (a) the Form N-14 will, at the time the Form N-14 is filed with the SEC, and at any time it is amended or supplemented or at the time it becomes effective under the Securities Act, contain any untrue statement of a material fact or omit to state any material fact required to be stated therein, in light of the circumstances under which they are made, not misleading, and (b) the Joint Proxy Statement will, at the date it or any amendment or supplement is mailed to stockholders of the Company and stockholders of Parent, at the time of the Company Stockholders’ Meeting and at the time of the Parent Stockholders’ Meeting, as applicable, contain any untrue statement of a material fact or omit to state a material fact necessary to make the statements therein, in light of the circumstances in which they are made, not misleading (except that no representation or warranty is made by Parent or Acquisition Sub regarding such portions thereof that relate expressly to the Company or any of its Subsidiaries, or to statements made therein based on information supplied by or on behalf of the Company for inclusion or incorporation by reference therein).

Section 4.8 Disclosure Controls and Procedures. Parent and its Subsidiaries maintain “disclosure controls and procedures” and “internal control over financial reporting” (as such terms are defined in paragraphs (e) and (f), respectively, of Rule 13a-15 under the Exchange Act) as required by Rule 13a-15 under the Exchange Act.

Section 4.9 Absence of Certain Changes or Events. Since December 31, 2018 through the date of this Agreement, except as otherwise contemplated or permitted by this Agreement, (a) the respective businesses of Parent and its Subsidiaries have been conducted in the ordinary course of business consistent with past practice and (b) there has not been any event, development or state of circumstances that has had a Parent Material Adverse Effect.

Section 4.10 No Undisclosed Liabilities. Except (a) as reflected, disclosed or reserved against in Parent’s financial statements (as amended or restated, if applicable) or the notes thereto included in the Parent SEC Documents, (b) for liabilities or obligations incurred in the ordinary course of business since June 30, 2019, (c) for liabilities or obligations incurred in connection with the transactions contemplated hereby, (d) for liabilities and obligations which have been discharged or paid prior to the date of this Agreement or (e) for liabilities or obligations that would not have a Parent Material Adverse Effect, none of Parent or its Subsidiaries has any liabilities or obligations of any nature, whether or not accrued, contingent or otherwise, that would be required by GAAP to be reflected on a consolidated balance sheet (or the notes thereto) of Parent.

Section 4.11 Litigation. As of the date of this Agreement, (i) there is no Proceeding pending or, to the Knowledge of Parent, threatened against Parent or any of its Subsidiaries that would have a Parent Material Adverse Effect and (ii) there is no judgment or order of any Governmental Authority outstanding against, or, to the Knowledge of Parent, investigation by any Governmental Authority involving, Parent or any of its Subsidiaries that, in the case of this clause (ii), would have a Parent Material Adverse Effect.

Section 4.12 Absence of Certain Agreements. Neither Parent nor any of its Affiliates has entered into any Contract, arrangement or understanding (in each case, whether oral or written), or authorized, committed or agreed to enter into any Contract, arrangement or understanding (in each case, whether oral or written), pursuant to which: (a) any stockholder of the Company would be entitled to receive consideration of a different amount or nature than the Merger Consideration or pursuant to which any stockholder of the Company (i) agrees to vote to approve the First Merger or (ii) agrees to vote against any Superior Proposal; or (b) any Third Party has agreed to provide, directly or indirectly, equity capital to Parent or the Company to finance in whole or in part the First Merger.

Section 4.13 Employee Matters. Neither the Parent nor any of its Subsidiaries has at any time during the immediately preceding six years (a) had any employees or (b) sponsored, maintained, contributed to or been required to contribute to any “employee benefit plans” as defined in Section 3(3) of ERISA (whether or not subject to ERISA), or any bonus, vacation, stock option or other equity based, severance, termination, retention, change of control, pension, retirement, deferred compensation, fringe benefit, health, medical or other similar employee benefit plan, program or agreement covering any of their respective current or former employees, directors or individual independent contractors. No material liability under Section 302 or Title IV of ERISA has, during the immediately preceding six years, been incurred by Parent, any of its Subsidiaries or any of their respective ERISA Affiliates that has not been satisfied in full, and no condition exists that presents a risk to Parent, any of its Subsidiaries or any such ERISA Affiliate of incurring any such liability. Neither the execution and delivery of this Agreement nor the consummation of the transactions contemplated hereby will (either alone or in combination with another event) increase the amount of, or accelerate the time of payment, funding or vesting of, any compensation or benefits due to any current or former employee or director of Parent or any of its Subsidiaries. To the Knowledge of Parent, the assets of Parent are not, and at no time have been, deemed to include “plan assets” within the meaning of the Department of Labor regulation located at 29 C.F.R. Section 2510.3-101, as modified by Section 3(42) of ERISA.

Section 4.14 Trademarks, Patents and Copyrights.

(a) Section 4.14(a) of the Parent Disclosure Letter sets forth a complete and accurate list (in all material respects) of all material United States and foreign: (i) patents and patent applications; (ii) trademark registrations and applications (including internet domain name registrations); and (iii) copyright registrations and applications owned by Parent and its Subsidiaries as of the date hereof. Such registrations for Intellectual Property Rights owned by Parent or its Subsidiaries are in effect and subsisting and, to the Knowledge of Parent, valid.

(b) Except as would not have a Parent Material Adverse Effect, Parent and its Subsidiaries own or have all Intellectual Property Rights that are material to the respective businesses of Parent and its Subsidiaries as currently conducted. As of the date hereof, the conduct of the respective businesses of Parent and its Subsidiaries as currently conducted does not infringe upon or otherwise violate any Intellectual Property Rights of any other Person, except for any such infringement that would not have a Parent Material Adverse Effect. As of the date of this Agreement, there is no such claim pending or, to the Knowledge of Parent, threatened, except for any such infringement or other violation that would not have a Parent Material Adverse Effect. To the Knowledge of Parent, no other Person is infringing or otherwise violating any Intellectual Property Rights that are material to the respective businesses of Parent and its Subsidiaries as currently conducted, except for any such infringement or other violation as would not have a Parent Material Adverse Effect. This Section 4.14(b) constitutes the only representation and warranty of Parent with regard to any actual or alleged infringement or other violation of any Intellectual Property Rights of any other Person.

Section 4.15 Taxes.

(a) Parent and each of its Subsidiaries have (i) timely filed (taking into account any extension of time within which to file) all material Tax Returns required to be filed by any of them and all such filed Tax Returns (taking into account all amendments thereto) are complete and accurate in all material respects and (ii) paid all material Taxes due and owing (whether or not shown on such Tax Returns), except, in the case of clause (i) or clause (ii) hereof, with respect to matters contested in good faith or for which adequate reserves have been established in accordance with GAAP.

(b) As of the date of this Agreement, there are no pending or ongoing audits, examinations, investigations or other Proceedings by any Governmental Authority in respect of Taxes of or with respect to Parent or any of its Subsidiaries.

(c) All Taxes that Parent or any of its Subsidiaries are or were required by Law to withhold or collect have been duly and timely withheld or collected in all material respects on behalf of its respective employees, independent contractors or other Third Parties and, have been timely paid to the proper Governmental Authority or other Person or properly set aside in accounts for this purpose.

(d) Neither Parent nor any of its Subsidiaries has ever been a member of a consolidated, combined or unitary Tax group (other than such a group the common parent of which is Parent or any of its Subsidiaries).

(e) Neither Parent nor any of its Subsidiaries is a party to or is bound by any Tax sharing, Tax allocation or Tax indemnification agreement or arrangement (other than such an agreement or arrangement exclusively between or among Parent and its Subsidiaries or customary commercial Contracts entered into in the ordinary course of business, the principle subject matter of which is not Taxes) that will not be terminated on or before the Closing Date without any future liability to the Company or its Subsidiaries.

(f) There are no Liens for Taxes on any of the assets of Parent or any of its Subsidiaries other than Permitted Liens.

(g) Neither Parent nor any of its Subsidiaries has participated in or been a party to a transaction that, as of the date of this Agreement, constitutes a “listed transaction” that is required to be reported to the IRS pursuant to Section 6011 of the Code and applicable Treasury Regulations thereunder.

(h) Neither Parent nor any of its Subsidiaries has taken any action or knows of any fact that would reasonably be expected to prevent the Mergers from qualifying for the Intended Tax Treatment.

(i) Acquisition Sub is a newly formed entity created for the purpose of undertaking the First Merger. Prior to the Effective Time, Acquisition Sub will not have engaged in any other business activities and will have incurred no liabilities or obligations other than as contemplated by this Agreement.

(j) Parent has made a valid election under Part I of Subchapter M of Subtitle A, Chapter 1, of the Code to be taxed as a RIC. Parent has qualified as a RIC with respect to its first taxable year ending on December 31, 2015, and with respect to each taxable year thereafter, and expects to so qualify for its taxable year including the Effective Time. No challenge to Parent’s status as a RIC is pending or has been threatened in writing.

(k) Each Subsidiary of the Parent that is a partnership, joint venture, or limited liability company has been since its formation treated for United States federal income Tax purposes as a partnership or disregarded entity, as the case may be, and not as a corporation or an association taxable as a corporation.

(l) No claim has been made in writing by a Taxing Authority in a jurisdiction where the Parent or any of its Subsidiaries does not file Tax Returns that the Parent or any such Subsidiary is or may be subject to taxation by that jurisdiction, and which, if upheld, would reasonably result in a material Tax liability.

(m) Neither the Parent nor any of its Subsidiaries has any liability for the Taxes of another Person other than the Parent and its Subsidiaries under Treasury Regulation Section 1.1502-6 (or any similar provision of state, local or foreign Law), as a transferee, successor or payable pursuant to a contractual obligation.

(n) Within the past five years (or otherwise as part of a “plan (or series of related transactions)” within the meaning of Section 355(e) of the Code of which the Mergers are also a part), neither the Parent nor any of its Subsidiaries has been a “distributing corporation” or a “controlled corporation” in a distribution intended to qualify under Section 355(a) of the Code.

(o) Neither the Parent nor any of its Subsidiaries has requested a private letter ruling from the IRS or comparable rulings from other Taxing Authorities.

Section 4.16 Material Contracts.

(a) Section 4.16(a) of the Parent Disclosure Letter sets forth a complete and correct list, as of the date hereof, of each Parent Material Contract, a complete and correct copy of each of which has been made available to the Company. For purposes of this Agreement, “Parent Material Contract” means any Contract to which Parent or any of its Subsidiaries is a party, except for this Agreement, that:

(i) constitutes a “material contract” (as such term is defined in item 601(b)(10) of Regulation S-K under the Securities Act) of Parent or any of its Subsidiaries;

(ii) any partnership, limited liability company, joint venture or similar Contract that is material to the operation of Parent and its Subsidiaries, taken as a whole;

(iii) is a loan, guarantee of Indebtedness or credit agreement, note, mortgage, indenture or other binding commitment (other than those between or among Parent and any of its Subsidiaries) relating to Indebtedness of Parent or its Subsidiaries (whether outstanding or as may be incurred) in an amount in excess of $750,000 individually;

(iv) creates future payment obligations, including settlement agreements, outside the ordinary course of business in excess of $500,000, or creates or would create a Lien on any asset of Parent or its Subsidiaries (other than Liens consisting of restrictions on transfer agreed to in respect of investments entered into in the ordinary course of business);

(v) is with (A) the Parent External Adviser or any of its Subsidiaries or Affiliates or (B) any “associate” or member of the “immediate family” (as such terms are respectively defined in Rule 12b-2 and Rule 16a-1 of the Exchange Act) of a Person identified in clause (A);

(vi) is a Contract that obligates Parent, any of its Subsidiaries or the Parent External Adviser to conduct any business that is material to Parent and its Subsidiaries, taken as a whole, on an exclusive basis with any Third Party;

(vii) is an Order or Consent of a Governmental Authority to which Parent, any of its Subsidiaries or, if it pertains to Parent and its Subsidiaries, the Parent External Adviser is subject;

(viii) is a non-competition or non-solicitation Contract that purports to limit, or any other Contract that purports to limit or would reasonably be expected to limit, in any material respect the manner in which, or the localities in which, any material business of Parent and its Subsidiaries (taken as a whole) is or could be conducted or the types of material businesses that Parent and its Subsidiaries conduct;

(ix) is a Contract (including a Contract relating to acquisitions or dispositions of controlling interests in Portfolio Companies but excluding any Contract relating to acquisitions or dispositions of debt investments in any Portfolio Company) relating to the acquisition or disposition of any business or operations (whether by merger, sale of stock, sale of assets or otherwise) which has not yet been consummated, pursuant to which (A) Parent reasonably expects that it is required to pay total consideration (including assumption of debt) after the date hereof in excess of $750,000 or (B) any other Person has the right to acquire any assets of Parent or any of its Subsidiaries (or any interests therein) after the date of this Agreement with a purchase price (or total consideration realizable by or payable to Parent or any of its Subsidiaries) of more than $750,000; or

(x) is a Contract for the purpose of another Person providing investment advisory or investment management services to Parent or any of its Subsidiaries (including the Parent Investment Advisory Agreement).

(b) None of Parent or any Subsidiary of Parent is in breach of or default (or, with the giving of notice or lapse of time or both, would be in default) under the terms of, and has not taken any action resulting in the termination, acceleration of performance required by, or resulting in a right of termination or acceleration under, any Parent Material Contract to which it is a party except for such breaches, defaults or actions as would not have a Parent Material Adverse Effect. As of the date of this Agreement, to the Knowledge of Parent, no other party to any Parent Material Contract is in breach of or default under the terms of any Parent Material Contract except for such breaches or defaults as would not have a Parent Material Adverse Effect. Each Parent Material Contract is a valid and binding obligation of Parent or its Subsidiary that is a party thereto, as applicable, and, to the Knowledge of Parent, the other parties thereto, except such as would not have a Parent Material Adverse Effect; provided that such enforcement may be subject to the Bankruptcy and Equity Exception.

Section 4.17 Real Property. None of Parent or any of its Subsidiaries leases, and at no time prior to the date of this Agreement has leased, any real property or owns, and at no time prior to the date of this Agreement has owned, any real property in fee (or the equivalent interest in the applicable jurisdiction).

Section 4.18 Environmental. Except as would not have a Parent Material Adverse Effect:

(a) Parent and its Subsidiaries are in compliance with all applicable Environmental Laws, including possessing all Parent Permits required for their operations under applicable Environmental Laws;

(b) there is no pending or, to the Knowledge of Parent, threatened Proceeding pursuant to any Environmental Law against Parent or any of its Subsidiaries;

(c) none of Parent or any of its Subsidiaries has received written notice from any Person, including any Governmental Authority, alleging that Parent or any of its Subsidiaries has been or is in violation or potentially in violation of any applicable Environmental Law or otherwise may be liable under any applicable Environmental Law, which violation or liability is unresolved. None of Parent or any of its Subsidiaries is a party or subject to any Order pursuant to Environmental Law; and

Section 4.19 Takeover Statutes. No Takeover Statutes are applicable to this Agreement or the Mergers. Within the past five years, none of Parent or its controlled Affiliates or, to the Knowledge of Parent, its “associates” (as defined in Section 3-601 of the MGCL) has been an “interested stockholder” (as defined in Section 3-601 of the MGCL).

Section 4.20 Vote Required. The approval of the Parent Stock Issuance, the Parent Investment Advisory Agreement Amendment and the Parent Maryland Reincorporation by the holders of Parent Common Stock (the “Parent Stockholder Approval”) is the only vote of holders of securities of Parent that is required in connection with the consummation of the transactions contemplated hereby.

Section 4.21 Sufficient Funds. Parent will have on the Closing Date sufficient funds to pay the Parent Cash Consideration pursuant to the terms and conditions of this Agreement.

Section 4.22 Brokers. No investment banker, broker or finder other than BofA Securities, Inc. (“BofA Merrill Lynch”), the fees and expenses of which will be paid by Parent, is entitled to any investment banking, brokerage, finder’s or similar fee or commission in connection with this Agreement or the transactions contemplated hereby based upon arrangements made by or on behalf of Parent, Acquisition Sub or any of their respective Affiliates.

Section 4.23 Opinion of Financial Advisor. The Parent Board has received the written opinion of BofA Merrill Lynch, dated as of the date of the meeting of the Parent Board at which the Parent Board approved this Agreement, to the effect that, as of such date, and based upon and subject to the various assumptions and limitations set forth in such opinion, the Merger Consideration to be paid by Parent pursuant to this Agreement is fair, from a financial point of view, to Parent.

Section 4.24 Insurance. Parent and its Subsidiaries have paid, or caused to be paid, all premiums due under all material insurance policies of Parent and its Subsidiaries, and all such insurance policies are in full force and effect other than as would not have a Parent Material Adverse Effect. None of Parent or any of its Subsidiaries has received written notice that they are in default with respect to any obligations under such policies other than as would not have a Parent Material Adverse Effect. None of Parent or any of its Subsidiaries has received any written notice of cancellation or termination with respect to any existing material insurance policy, or refusal or denial of any material coverage, reservation of rights or rejection of any material claim under any existing material insurance policy, in each case that is held by, or for the benefit of, Parent or any of its Subsidiaries, other than as would not have a Parent Material Adverse Effect.

Section 4.25 Solvency. Neither Parent nor Acquisition Sub is entering into the transactions contemplated hereby with the actual intent to hinder, delay or defraud either present or future creditors of the Company or any of its Subsidiaries. Each of Parent and Acquisition Sub is solvent as of the date of this Agreement, and each of Parent and the Surviving Corporation will, after giving effect to all of the transactions contemplated hereby, including the Debt Financing and the payment of any amounts required to be paid in connection with the consummation of the transactions contemplated hereby and the payment of all related fees and expenses, be solvent at and immediately after the Effective Time. As used in this Section 4.25, the term “solvent” means, with respect to a particular date, that on such date, (a) the sum of the assets, at a fair valuation, of Parent and Acquisition Sub and, after the First Merger, Parent and the Surviving Corporation and its Subsidiaries will exceed their debts, (b) each of Parent and Acquisition Sub and, after the First Merger, Parent and the Surviving Corporation and its Subsidiaries have not incurred debts beyond its ability to pay such debts as such debts mature and (c) each of Parent and Acquisition Sub and, after the First Merger, Parent and the Surviving Corporation and its Subsidiaries has sufficient capital and liquidity with which to conduct its business. For purposes of this Section 4.25, “debt” means any liability on a claim, and “claim” means any (x) right to payment, whether or not such a right is reduced to judgment, liquidated, unliquidated, fixed, contingent, matured, unmatured, disputed, undisputed, legal, equitable, secured or unsecured, and (y) right to an equitable remedy for breach of performance if such breach gives rise to a payment, whether or not such right to an equitable remedy is reduced to judgment, fixed, contingent, matured, unmatured, disputed, undisputed, secured or unsecured.

Section 4.26 Investment Assets. Each of Parent and its Subsidiaries owns all securities, indebtedness and other financial instruments held by it, free and clear of any material Liens, except for Permitted Liens to the extent such securities, indebtedness or other financial instruments, as applicable, are pledged in the ordinary course of business consistent with past practice to secure obligations of Parent and any of its Subsidiaries and except for Liens consisting of restrictions on transfer agreed to in respect of investments entered into in the ordinary course of business. As of the date of this Agreement, there have been no material changes to the amount of securities, indebtedness and other financial instruments listed on Parent’s most recent schedule of investments included in the Parent SEC Documents, including any increase in the amount of securities, indebtedness and other financial instruments owned by Parent or its Subsidiaries that are not treated as “qualifying assets” under Section 55(a) of the Investment Company Act.

Section 4.27 Parent Investment Advisory Agreement. The Parent Investment Advisory Agreement has been duly approved and continued and is in compliance in all material respects with Section 15 of the Investment Company Act (to the extent applicable). Neither Parent nor the Parent External Adviser is in default under the Parent Investment Advisory Agreement, except where such default would not have a Parent Material Adverse Effect. The Parent Investment Advisory Agreement is a valid and binding obligation of Parent, except as would not have a Parent Material Adverse Effect; provided that such enforcement may be subject to the Bankruptcy and Equity Exception.

Section 4.28 No Other Representations or Warranties. Except for the representations and warranties contained in this Article IV, neither Parent, Acquisition Sub nor any other Person on behalf of Parent or Acquisition Sub makes any express or implied representation or warranty with respect to Parent, Acquisition Sub, the Parent External Adviser, any of their respective Subsidiaries, or any Portfolio Company, or with respect to any other information provided to the Company in connection with the transactions contemplated hereby, including the accuracy, completeness or timeliness thereof. Other than in the case of intentional fraud, neither Parent, Acquisition Sub, the Parent External Adviser nor any other Person will have or be subject to any claim, liability or indemnification obligation to the Company or any other Person resulting from the distribution or failure to distribute to the Company, or the Company’s use of, any such information, including any information, documents, projections, estimates, Parent Forecasts or other material made available to the Company in the electronic data room maintained by Parent for purposes of the transactions contemplated hereby or management presentations in expectation of the transactions contemplated hereby, unless and to the extent any such information is expressly included in a representation or warranty contained in this Article IV.

Section 4.29 Acknowledgment of Disclaimer of Other Representations and Warranties. Each of Parent and Acquisition Sub acknowledges that, as of the date hereof, they and their Representatives: (a) have received full access to (i) such books and records, facilities, properties, premises, equipment, contracts and other assets of the Company and its Subsidiaries, and the Portfolio Companies which they and their Representatives, as of the date hereof, have requested to review and (ii) the electronic data room in connection with the transactions contemplated hereby; (b) have received and may continue to receive from the Company and its Subsidiaries and their respective Representatives certain estimates, forecasts, projections and other forward-looking information, as well as certain business plan information, regarding the Company and its Subsidiaries and the Portfolio Companies and their respective businesses and operations (collectively, “Forecasts”); and (c) have had full opportunity to meet with the management of the Company and its Subsidiaries and to discuss the business and assets of the Company and its Subsidiaries and the Portfolio Companies. Parent and Acquisition Sub acknowledge and agree that (x) there are uncertainties inherent in attempting to make Forecasts, with which Parent and Acquisition Sub are familiar, and Parent and Acquisition Sub are taking full responsibility for making their own evaluation of the adequacy and accuracy of all Forecasts (including the reasonableness of the assumptions underlying such Forecasts), and Parent and Acquisition Sub shall have no claim against the Company, its Subsidiaries or its investment adviser, or the Portfolio Companies or any of their respective Representatives with respect to any such Forecasts, other than with respect to intentional fraud, and (y) each of Parent and Acquisition Sub has conducted, to its satisfaction, its own independent review and analysis of the businesses, assets, condition, operations and prospects of the Company, its Subsidiaries and the Portfolio Companies and, in making its determination to proceed with the transactions contemplated hereby, including the Mergers, each of Parent and Acquisition Sub has relied on the results of its own independent review and analysis. Parent and Acquisition Sub each further acknowledges and agrees that (1) any Forecast, data, financial information, memorandum, presentation or any other materials or information provided or addressed to Parent, Acquisition Sub or any of their Representatives, including any materials or information made available in the electronic data room in connection with the transactions contemplated hereby, via confidential information packet, in connection with presentations by the Company’s management or otherwise, are not and shall not be deemed to constitute or be the subject of any representation or warranty unless and only to the extent any such material or information is the subject of an express representation or warranty set forth in Article III; and (2) except for the representations and warranties expressly set forth in Article III, (A) neither the Company, its investment adviser nor any of its Subsidiaries makes, or has made, any representation or warranty relating to itself or its business or otherwise in connection with the Mergers and Parent and Acquisition Sub are not relying on (and Parent and Acquisition Sub shall have no claim against the Company, any of its Subsidiaries or any Portfolio Companies or their respective Representatives in respect of, other than in the case of intentional fraud) any such representation or warranty and (B) no Person has been authorized by the Company, its investment adviser or any of its Subsidiaries to make any representation or warranty relating to itself or its business or otherwise in connection with the Mergers, and if made, such representation or warranty must not be relied upon by Parent or Acquisition Sub as having been authorized by such entity.

ARTICLE V

REPRESENTATIONS AND WARRANTIES OF THE PARENT EXTERNAL ADVISER

Section 5.1 Organization and Qualification. The Parent External Adviser is a limited liability company, duly formed, validly existing and (to the extent applicable) in good standing under the laws of the jurisdiction of its formation and has the requisite limited liability company power and authority to conduct its business as it is now being conducted, except where the failure to be in good standing or to have such power and authority would not have an Adviser Material Adverse Effect. The Parent External Adviser is duly qualified or licensed to do business and in good standing in each jurisdiction in which the property owned, leased or operated by it or the nature of the business conducted by it makes such qualification or licensing necessary, except where the failure to be so qualified or licensed and in good standing would not have an Adviser Material Adverse Effect.

Section 5.2 Authority Relative to Agreement.

(a) The Parent External Adviser has all necessary corporate power and authority to execute and deliver this Agreement to consummate the transactions contemplated hereby. The execution, delivery and performance of this Agreement by the Parent External Adviser, and the consummation by the Parent External Adviser of the transactions contemplated hereby, have been duly and validly authorized by all necessary corporate action by the Parent External Adviser, and no other corporate action or Proceeding on the part of the Parent External Adviser is necessary to authorize the execution, delivery and performance of this Agreement by the Parent External Adviser and the consummation by the Parent External Adviser of the transactions contemplated hereby. This Agreement has been duly executed and delivered by the Parent External Adviser and, assuming due authorization, execution and delivery of this Agreement by the Company, constitutes a legal, valid and binding obligation of the Parent External Adviser, enforceable against the Parent External Adviser in accordance with its terms, except that such enforcement may be subject the Bankruptcy and Equity Exception.

(b) Neither the execution and delivery of this Agreement by the Parent External Adviser nor the consummation by the Parent External Adviser of the transactions contemplated hereby will (i) violate any provision of any organizational documents of Parent External Adviser, (ii) assuming that the Consents, registrations, declarations, filings and notices referred to in Section 5.3 have been obtained or made, any applicable waiting periods referred to therein have expired and any condition precedent to any such Consent has been satisfied, conflict with or violate any Law applicable to the Parent External Adviser or by which any property or asset of the Parent External Adviser is bound or affected or (iii) result in any breach of, or constitute a default (with or without notice or lapse of time, or both) under, or give rise to any right of termination, acceleration or cancellation of any Contract to which the Parent External Adviser is a party or by which its properties or assets are bound, or result in the creation of a Lien, other than any Permitted Lien, upon any of the material property or assets of the Parent External Adviser other than, in the case of clauses (ii) and (iii), any such conflict, violation, breach, default, termination, acceleration, cancellation or Lien that would not have an Adviser Material Adverse Effect.

Section 5.3 No Conflict; Required Filings and Consents. No Consent of, or registration, declaration or filing with, or notice to, any Governmental Authority is required to be obtained or made by or with respect to the Parent External Adviser in connection with the execution, delivery and performance of this Agreement or the consummation of the transactions contemplated hereby, other than any such Consent, registration, declaration, filing or notices (a) set forth on Section 5.3 of the Parent Disclosure Letter or (b) the failure of which to be obtained or made would not have an Adviser Material Adverse Effect.

Section 5.4 Permits; Compliance with Laws.

(a) The Parent External Adviser is in possession of all franchises, grants, authorizations, licenses, permits, easements, variances, exceptions, consents, certificates, approvals and orders necessary for the Parent External Adviser to carry on its business as it is now being conducted (the “Parent External Adviser Permits”), and no suspension or cancellation of any of the Parent External Adviser Permits is pending or, to the Knowledge of the Parent External Adviser, threatened, except where the failure to be in possession of, or the suspension or cancellation of, any of the Parent External Adviser Permits would not have a Parent Material Adverse Effect.

(b) The Parent External Adviser is not in default or violation of any (i) Law applicable to the Parent External Adviser or (ii) the Parent External Adviser Permits, except for any such defaults or violations that would not have a Parent Material Adverse Effect.

(c) Since December 31, 2018, the Parent External Adviser has filed (after giving effect to any extensions) all Regulatory Documents that were required to be filed with any Governmental Authority, other than such failures to file that would not have an Adviser Material Adverse Effect.

(d) The Parent External Adviser is, and at all times required by the Investment Advisers Act since January 1, 2018 has been, duly registered as an investment adviser under the Investment Advisers Act. The Parent External Adviser is, and at all times required by Applicable Law (other than the Investment Advisers Act) since January 1, 2018 has been, duly registered, licensed or qualified as an investment adviser in each state or any other jurisdiction where the conduct of its business required such registration, licensing or qualification, except where the failure to be so registered, licensed or qualified would not have an Adviser Material Adverse Effect.

(e) Neither the Parent External Adviser nor any “person associated with” (as defined in the Investment Advisers Act) the Parent External Adviser is ineligible pursuant to Sections 203(e) or 203(f) of the Investment Advisers Act to serve as an investment adviser or as a “person associated with” an investment adviser, nor is there any Proceeding pending or, to the Knowledge of the Parent External Adviser, threatened by any Governmental Authority that would result in the ineligibility of the Parent External Adviser or any such “person associated with” the Parent External Adviser to serve in any such capacities pursuant to Sections 203(e) or 203(f) of the Investment Advisers Act.

Section 5.5 Litigation. As of the date of this Agreement, there is no Proceeding pending or, to the Knowledge of the Parent External Adviser, threatened against the Parent External Adviser that would have an Adviser Material Adverse Effect, nor is there any judgment of any Governmental Authority outstanding against, or, to the Knowledge of the Parent External Adviser, investigation by any Governmental Authority involving, the Parent External Adviser that could have an Adviser Material Adverse Effect

Section 5.6 Sufficient Funds. The Parent External Adviser has as of the date hereof, and will maintain through and have on the Closing Date, sufficient funds to pay the Parent External Adviser Cash Consideration pursuant to the terms and conditions of this Agreement.

Section 5.7 No Other Representations or Warranties. Except for the representations and warranties contained in this Article V, the Parent External Adviser nor any other Person on behalf of the Parent External Adviser makes any express or implied representation or warranty with respect to Parent, Acquisition Sub, the Parent External Adviser, any of their respective Subsidiaries, or any Portfolio Company, or with respect to any other information provided to the Company in connection with the transactions contemplated hereby, including the accuracy, completeness or timeliness thereof. Other than in the case of intentional fraud, neither the Parent External Adviser nor any other Person will have or be subject to any claim, liability or indemnification obligation to the Company or any other Person resulting from the distribution or failure to distribute to the Company, or the Company’s use of, any such information, including any information, documents, projections, estimates, Parent Forecasts or other material made available to the Company in the electronic data room maintained by Parent for purposes of the transactions contemplated hereby or management presentations in expectation of the transactions contemplated hereby, unless and to the extent any such information is expressly included in a representation or warranty contained in this Article V.

ARTICLE VI

COVENANTS AND AGREEMENTS

Section 6.1 Conduct of Business by the Company Pending the Mergers. The Company covenants and agrees that, between the date of this Agreement and the earlier of the Effective Time and the date, if any, on which this Agreement is terminated pursuant to Section 8.1, except (a) as may be required by Law, (b) as may be agreed in writing by Parent (which consent shall not be unreasonably withheld, delayed or conditioned), (c) as may be expressly contemplated or permitted pursuant to this Agreement or (d) as set forth in Section 6.1 of the Company Disclosure Letter: (x) the Company shall, and shall cause its Subsidiaries to, use reasonable best efforts to conduct the business of the Company and its Subsidiaries, as applicable, in the ordinary course of business and in a manner consistent with past practice in all material respects (provided that (1) no action by the Company or its Subsidiaries with respect to matters specifically addressed by any other provisions of this Section 6.1 will be deemed a breach of this clause (x), unless such action would constitute a breach of one or more of such other provisions, and (2) the failure by the Company or any of its Subsidiaries to take any action expressly prohibited by clauses (a) through (j) below will not be deemed to be a breach of this clause (x)); and (y) the Company shall not, and shall not permit any of its Subsidiaries to (provided that, notwithstanding anything in this Agreement to the contrary, none of the Company or its Subsidiaries shall be restricted or encumbered from taking any action, or be required to take any action, if such restriction, encumbrance or requirement would, contravene any provision of the Existing Credit Facility or any related loan documents or any provision of the Existing Notes or the Existing Notes Indenture; provided further, that the Company shall reasonably consult with Parent prior to taking any such action if such action would otherwise be prohibited by this Section 6.1):

(a) amend or otherwise change, in any material respect, the Company’s Charter or the Company’s Bylaws (or such equivalent organizational or governing documents of any of its Subsidiaries);

(b) except for transactions solely among the Company and its wholly owned Subsidiaries, split, combine, reclassify, redeem, repurchase or otherwise acquire or amend the terms of any capital stock or other equity interests or rights;

(c) except for transactions among the Company and its wholly owned Subsidiaries, issue, sell, pledge, dispose, encumber or grant, or authorize the same with respect to, any (i) shares of the Company or its Subsidiaries’ capital stock, (ii) options, warrants, convertible securities or other rights of any kind to acquire any shares of the Company or its Subsidiaries’ capital stock or (iii) appreciation rights, phantom equity or similar rights with respect to, or valued in whole or in part in reference to, the Company or any of its Subsidiaries;

(d) declare, authorize, make or pay any dividend or other distribution, payable in cash, stock, property or otherwise, with respect to the Company’s or any of its Subsidiaries’ capital stock or other equity interests, other than (i) dividends and distributions paid by any Subsidiary of the Company to the Company or any of its Subsidiaries, (ii) regular quarterly cash distributions payable by the Company, up to a maximum amount of $0.18 per share of Company Common Stock, on a quarterly basis (“Quarterly Dividends”), or (iii) a Tax Dividend;

(e) acquire (including by merger, consolidation or acquisition of stock or assets), except in respect of any merger, consolidation, business combination among the Company and its Subsidiaries, any corporation, partnership, limited liability company, other business organization or any division or material amount of assets thereof, except for acquisitions of Portfolio Company investments in accordance with Section 6.1(f);

(f) acquire or dispose (including by merger, consolidation or acquisition of stock or assets) or lease or license, or otherwise sell, transfer or encumber (except in respect of any merger, consolidation or business combination among, or any sale, assignment, transfer or other disposition of assets to, the Company and its wholly-owned Subsidiaries, or among the Company’s wholly-owned Subsidiaries) any Portfolio Company investment, or agree to do any of the foregoing, except with respect to:

(i) dispositions with collective sales prices, as applicable, not exceeding $1,000,000 individually or $2,000,000 in the aggregate (provided, that any such disposition is not (A) with respect to any asset set forth on Section 6.1(f)(i) of the Company Disclosure Letter, except pursuant to clause (vi) of this Section 6.1(f), and (B) being made in exchange for consideration less than the fair market value (as set forth in the Company’s schedule of investments included in its most recent quarterly or annual reports filed with the SEC) of the asset being disposed);

(ii) the sale of a Portfolio Company investment set forth on Section 6.1(f) of the Company Disclosure Letter, solely if such sale is on terms and conditions materially consistent in all respects with the terms and conditions set forth with respect to such Portfolio Company investment on Section 6.1(f) of the Company Disclosure Letter;

(iii) compliance with unfunded commitment obligations existing as of the date hereof with respect to any Portfolio Company investments;

(iv) acquisitions in the form of follow-on investments in Portfolio Company investments existing as of the date hereof and not exceeding $1,000,000 individually or $2,000,000 in the aggregate (measured in each case as a net increase in outstanding commitments to such Portfolio Companies) (provided, that the applicable Portfolio Company investment in which such follow-on investment is being made had a fair value as of June 30, 2019 as reported by the Company in its statement of investments for such date equal to at least ninety-five percent (95%) of its cost); or

(v) in any case where the Company or the Portfolio Company investment is subject to a compulsory drag-along, call option, prepayment option or redemption, or similar compulsory contractual obligation, to sell, have redeemed or paid off, or otherwise dispose of, any Portfolio Company investment pursuant to the contractual terms pertaining to such Portfolio Company investment;

(vi) provided, that: (A) the Company shall provide Parent notification of any disposition made pursuant to clauses (i) through (iii) and (v) promptly following the consummation thereof; and (B) the Company shall provide Parent notification of any acquisition made pursuant to clause (iv) or (v) promptly following the consummation thereof;

(g) incur any Indebtedness for borrowed money or guarantee any such Indebtedness of any Person (except for (i) Indebtedness or guarantees for drawdowns with respect to Existing Credit Facility in the ordinary course of business, (ii) Indebtedness owed to the Company or its wholly owned Subsidiaries, (iii) Indebtedness in the form of letters of credit not to exceed $500,000 individually or $1,000,000 in the aggregate or (iv) as otherwise set forth on Section 6.1(g)(iv) of the Company Disclosure Letter) so long as such Indebtedness does not provide for any penalty upon prepayment;

(h) make any loans, advances or capital contributions to, or investments in, any other Person (other than (i) to or in the Company or any direct or indirect wholly owned Subsidiary of the Company, (ii) pursuant to previously disclosed commitments existing as of the date of this Agreement that are identified on Section 6.1(h)(ii) of the Company Disclosure Letter or are otherwise set forth on Section 6.1(h)(ii) of the Company Disclosure Letter and (iii) with respect to Indebtedness incurred by the Company or its wholly owned Subsidiaries);

(i) terminate, enter into, agree to any material amendment or modification of, renew or waive any material rights under any Company Material Contract or any agreement underlying any Portfolio Company investment, in each case in any manner materially adverse to the Company or its Subsidiaries;

(j) (i) pay, discharge or satisfy any Indebtedness that has a prepayment cost, “make whole” amount, prepayment penalty or similar obligation (other than (A) the payment, discharge or satisfaction, required pursuant to the terms of Existing Credit Facility as in effect as of the date of this Agreement and (B) Indebtedness incurred by the Company or its wholly owned Subsidiaries and owed to the Company or its wholly owned Subsidiaries), (ii) cancel any material Indebtedness owing to the Company or any of its Subsidiaries (individually or in the aggregate) or waive or amend any claims or rights of substantial value (other than Indebtedness incurred by the Company or its wholly owned Subsidiaries and owed to the Company or its wholly owned Subsidiaries) or (iii) waive material benefits of, or agree to modify in any material manner, any confidentiality, standstill or similar agreement to which it or any of its Subsidiaries is a party (other than in the ordinary course of business consistent with past practice);

(k) make any pledge of any of its material assets or permit any of its material assets to become subject to any Liens except Permitted Liens;

(l) commence any material Proceedings except with respect to routine matters in the ordinary course of business and consistent with past practice, or settle any Proceedings other than settlements that result solely in monetary obligations involving payment by the Company or any of its Subsidiaries of (i) the amounts reserved in accordance with GAAP with respect to such Proceeding or claim on the Company’s consolidated financial statements for the quarter ending June 30, 2019, (ii) amounts to be paid from escrow accounts for purposes of working capital adjustments and indemnification matters related to former Portfolio Companies in accordance with the terms of the applicable Contracts as in effect on the date hereof, (iii) amounts to be paid from insurance proceeds for the purpose of paying such settlements or (iv) an amount not greater than $500,000 in the aggregate;

(m) make any material change to its methods of accounting, except (i) as required by GAAP (or any interpretation thereof), Regulation S-X of the Exchange Act or a Governmental Authority or quasi-Governmental Authority (including the Financial Accounting Standards Board or any similar organization), (ii) to permit the audit of the Company’s financial statements in compliance with GAAP, (iii) as required by a change in Applicable Law or (iv) as disclosed in the Company SEC Documents;

(n) (i) make or change any material Tax election other than in the ordinary course of business, (ii) change any material method of Tax accounting other than in the ordinary course of business, (iii) settle or compromise any material Tax liability or refund, or (iv) file or amend any material Tax Return other than in the ordinary course of business consistent with past practice and the Company’s investment objectives and policies as publicly disclosed;

(o) change the Company’s investment objective as described in the Company SEC Documents;

(p) (i) increase the compensation or benefits payable or that may become payable to any of its directors, (ii) enter into any employment, severance, change of control or retention agreement, or (iii) hire any employee or individual independent contractor;

(q) adopt a plan of complete or partial liquidation, dissolution, restructuring, recapitalization or other reorganization of the Company or any of its Subsidiaries; or

(r) enter into any agreement to do any of the foregoing.

Section 6.2 Conduct of Business by Parent Pending the Mergers. Parent covenants and agrees that, between the date of this Agreement and the earlier of the Effective Time and the date, if any, on which this Agreement is terminated pursuant to Section 8.1, except (a) as may be required by Law, (b) as may be agreed in writing by the Company (which consent shall not be unreasonably withheld, delayed or conditioned), (c) as may be expressly contemplated or permitted pursuant to this Agreement or (d) as set forth in Section 6.2 of the Parent Disclosure Letter: (x) Parent shall, and shall cause its Subsidiaries to, use reasonable best efforts to conduct the business of Parent and its Subsidiaries, as applicable, in the ordinary course of business and in a manner consistent with past practice in all material respects (provided that (1) no action by Parent or its Subsidiaries with respect to matters specifically addressed by any other provisions of this Section 6.2 will be deemed a breach of this clause (x), unless such action would constitute a breach of one or more of such other provisions, and (2) the failure by Parent or any of its Subsidiaries to take any action expressly prohibited by clauses (a) through (j) below will not be deemed to be a breach of this clause (x), and (3) acquisitions and dispositions of investments in Portfolio Companies in accordance with Parent’s investment objectives, policies, and restrictions will not be deemed to be a breach of this clause (x)); and (y) Parent shall not, and shall not permit any of its Subsidiaries to:

(a) amend or otherwise change, in any material respect, the organizational documents of Parent (or such equivalent organizational or governing documents of any of its Subsidiaries);

(b) except for transactions solely among Parent and its wholly owned Subsidiaries, split, combine, reclassify, redeem, repurchase or otherwise acquire or amend the terms of any capital stock or other equity interests or rights;

(c) except for transactions among Parent and its wholly owned Subsidiaries or in connection with the Parent DRIP, issue, sell, pledge, dispose, encumber or grant any (i) shares of its or its Subsidiaries’ capital stock, (ii) options, warrants, convertible securities or other rights of any kind to acquire any shares of its or its Subsidiaries’ capital stock or (iii) appreciation rights, phantom equity or similar rights with respect to, or valued in whole or in part in reference to, Parent or any of its Subsidiaries;

(d) declare, authorize, make or pay any dividend or other distribution, payable in cash, stock, property or otherwise, with respect to Parent’s or any of its Subsidiaries’ capital stock or other equity interests, other than (i) dividends and distributions paid by any Subsidiary of Parent to Parent or any of its Subsidiaries, (ii) regular quarterly cash distributions payable by Parent on a quarterly basis consistent with past practices and Parent’s investment objectives and policies as publicly disclosed or (iii) the authorization and payment of any dividend or distribution necessary for Parent to maintain its qualification as a RIC, as reasonably determined by Parent;

(e) acquire (including by merger, consolidation or acquisition of stock or assets), except in respect of any merger, consolidation, business combination among Parent and its Subsidiaries, any corporation, partnership, limited liability company, other business organization or any division or material amount of assets thereof, except with respect to acquisitions of portfolio investments in accordance with Parent’s investment objectives, policies and restrictions;

(f) incur any Indebtedness for borrowed money or guarantee any such Indebtedness for any Person (other than a Subsidiary) except for (i) Indebtedness or guarantees with respect to Parent’s credit arrangements in effect as of the date of this Agreement in the ordinary course of business, (ii) Indebtedness owed to Parent or its wholly owned Subsidiaries, (iii) Indebtedness in the form of letters of credit not to exceed $500,000 individually or $1,000,000 in the aggregate or (iv) as otherwise set forth in Section 6.2(f)(iv) of the Parent Disclosure Letter) so long as such Indebtedness does not provide for any penalty upon prepayment;

(g) make any loans, advances or capital contributions to, or investments in, any other Person (other than (i) to Portfolio Companies in the ordinary course of business, (ii) to or in Parent or any direct or indirect wholly owned Subsidiary of Parent, (iii) pursuant to previously disclosed commitments existing as of the date of this Agreement that are identified on Section 6.2(f)(ii) of the Parent Disclosure Letter or are otherwise set forth on Section 6.2(f)(ii) of the Parent Disclosure Letter and (iv) with respect to Indebtedness incurred by Parent or its wholly owned Subsidiaries);

(h) make any material change to its methods of accounting, except (i) as required by GAAP (or any interpretation thereof), Regulation S-X of the Exchange Act or a Governmental Authority or quasi-Governmental Authority (including the Financial Accounting Standards Board or any similar organization), (ii) to permit the audit of Parent’s financial statements in compliance with GAAP, (iii) as required by a change in Applicable Law or (iv) as disclosed in the Parent SEC Documents;

(i) (i) make or change any material Tax election other than in the ordinary course of business, (ii) change any material method of Tax accounting other than in the ordinary course of business, (iii) settle or compromise any material Tax liability or refund, or (iv) file or amend any material Tax Return other than in the ordinary course of business consistent with past practice and the Company’s investment objectives and policies;

(j) change Parent’s investment objective as described in the Parent SEC Documents;

(k) adopt a plan of complete or partial liquidation, dissolution, restructuring, recapitalization or other reorganization of the Company or any of its Subsidiaries;

(l) other than with respect to the Parent Investment Advisory Agreement Amendment, amend, terminate, modify or waive any material rights under the Parent Investment Advisory Agreement; or

(m) enter into any agreement to do any of the foregoing.

Section 6.3 Preparation of the Form N-14 and the Joint Proxy Statement; Stockholder Meetings.

(a) As promptly as practicable after the execution of this Agreement, (i) Parent and the Company shall jointly prepare, and Parent and the Company, as applicable, shall use their reasonable best efforts to cause to be filed with the SEC, the Joint Proxy Statement in preliminary form and (ii) Parent shall prepare (with the Company’s reasonable cooperation), and Parent shall use its reasonable best efforts to cause to be filed with the SEC, the Form N-14, in which the Joint Proxy Statement will be included as a prospectus, in connection with the registration under the Securities Act of the Parent Common Stock to be issued in the First Merger. Each of Parent and the Company shall use its reasonable best efforts to (i) cause the Form N-14 and the Joint Proxy Statement to comply with the applicable rules and regulations promulgated by the SEC and (ii) have the Form N-14 declared effective under the Securities Act as promptly as practicable after such filing (including by responding to comments from the SEC), and, prior to the effective date of the Form N-14, take all action reasonably required to be taken under any applicable state securities Laws in connection with the Parent Stock Issuance. Each of Parent and the Company shall furnish all information as may be reasonably requested by the other in connection with any such action and the preparation, filing and distribution of the Form N-14 and the Joint Proxy Statement. As promptly as practicable after the Form N-14 shall have become effective, each of Parent and the Company shall use its reasonable best efforts to cause the Joint Proxy Statement to be mailed to its respective stockholders. No filing of, or amendment or supplement to, the Form N-14 will be made by Parent, and no filing of, or amendment or supplement to, the Joint Proxy Statement will be made by Parent or the Company, in each case without providing the other party with a reasonable opportunity to review and comment thereon. If, at any time prior to the Effective Time, any information relating to Parent, the Company or any of their respective Affiliates, directors or officers, should be discovered by Parent or the Company which should be set forth in an amendment or supplement to either the Form N-14 or the Joint Proxy Statement, so that either such document would not include any misstatement of a material fact or omit to state any material fact necessary to make the statements therein, in light of the circumstances under which they are made, not misleading, the party that discovers such information shall promptly notify the other parties hereto and an appropriate amendment or supplement describing such information shall be prepared and, following a reasonable opportunity for the other party (and its counsel) to review and comment on such amendment or supplement, promptly filed with the SEC and, to the extent required by Applicable Law, disseminated to the stockholders of Parent and the Company. Subject to Applicable Law, each party shall notify the other promptly of the time when the Form N-14 has become effective, of the issuance of any stop order or suspension of the qualification of the Parent Common Stock issuable in connection with the First Merger for offering or sale in any jurisdiction, or of the receipt of any comments from the SEC or the staff of the SEC and of any request by the SEC or the staff of the SEC for amendments or supplements to the Joint Proxy Statement or the Form N-14 or for additional information and shall supply each other with copies of all correspondence between either party or any of its Representatives, on the one hand, and the SEC or its staff, on the other hand, with respect to the Joint Proxy Statement, the Form N-14 or the First Merger.

(b) Subject to the earlier termination of this Agreement in accordance with Article VII, the Company shall, as soon as reasonably practicable following the effectiveness of the Form N-14, duly call, give notice of, convene (on a date selected by the Company in reasonable consultation with Parent, which date is intended to be the date of the Parent Stockholders’ Meeting) and hold a meeting of its stockholders (the “Company Stockholders’ Meeting”) for the purpose of seeking the Company Stockholder Approval; provided that the Company may postpone or adjourn to a later date the Company Stockholders’ Meeting (i) with the prior written consent of Parent (which consent shall not be unreasonably withheld, conditioned or delayed), (ii) for the absence of a quorum, (iii) to allow reasonable additional time to solicit additional proxies if the Company has not received proxies representing a sufficient number of shares of Company Common Stock to approve the First Merger, whether or not a quorum is present, (iv) if required by Applicable Law or (v) to allow reasonable additional time for the filing and dissemination of any supplemental or amended disclosure if, in the good faith judgment of the Company Board (after consultation with outside legal counsel), the failure to do so would be reasonably likely to be inconsistent with the Company directors’ duties under Applicable Law. If the Company Board has not made a Company Adverse Recommendation Change, the Company shall, through the Company Board, make the Company Recommendation, and shall include such Company Recommendation in the Joint Proxy Statement, and use its reasonable best efforts to lawfully solicit from its stockholders proxies in favor of the approval of the First Merger. Except as expressly permitted in Section 6.6, neither the Company Board nor any committee thereof shall (x) withhold, withdraw or modify or qualify, or propose publicly to withhold, withdraw or modify or qualify the Company Recommendation, in each case in a manner materially adverse to Parent, (y) fail to include the Company Recommendation in the Joint Proxy Statement or (z) approve, determine to be advisable, or recommend, or propose publicly to approve, determine to be advisable, or recommend, any Competing Proposal ((x), (y) and (z) being referred to as a “Company Adverse Recommendation Change”). Notwithstanding any Company Adverse Recommendation Change, unless this Agreement is terminated in accordance with its terms, the obligations of the parties hereunder shall continue in full force and effect and such obligations shall not be affected by the commencement, public proposal, public disclosure or communication to the Company of any Competing Proposal (whether or not a Superior Proposal).

(c) Subject to the earlier termination of this Agreement in accordance with Article VIII, Parent shall, as soon as reasonably practicable following the effectiveness of the Form N-14, duly call, give notice of, convene (on a date selected by Parent in reasonable consultation with the Company, which date is intended to be the date of the Company Stockholders’ Meeting) and hold a meeting of its stockholders (the “Parent Stockholders’ Meeting”) for the purpose of seeking the Parent Stockholder Approval; provided that Parent may postpone or adjourn to a later date the Parent Stockholders’ Meeting (i) with the prior written consent of the Company (which consent shall not be unreasonably withheld, conditioned or delayed), (ii) for the absence of a quorum, (iii) to allow reasonable additional time to solicit additional proxies if Parent has not received proxies representing a sufficient number of shares of Parent Common Stock to approve the Parent Stock Issuance, the Parent Investment Advisory Agreement Amendment and the Parent Maryland Reincorporation, whether or not a quorum is present, (iv) if required by Applicable Law or (v) to allow reasonable additional time for the filing and dissemination of any supplemental or amended disclosure if, in the good faith judgment of the Parent Board (after consultation with outside legal counsel), the failure to do so would be reasonably likely to be inconsistent with its fiduciary duties under Applicable Law.

Section 6.4 Appropriate Action; Consents; Filings.

(a) Subject to the terms and conditions of this Agreement (including the limitations set forth in Section 6.6), the parties hereto will use their respective reasonable best efforts to consummate and make effective the transactions contemplated hereby and to cause the conditions to the First Merger set forth in Article VII to be satisfied, including using reasonable best efforts to accomplish the following: (i) the obtaining of all necessary actions or non-actions, consents and approvals from Governmental Authorities or other Persons necessary in connection with the consummation of the transactions contemplated hereby, including the First Merger, and the making of all necessary registrations and filings (including filings with Governmental Authorities, if any) and the taking of all reasonable steps as may be necessary to obtain an approval from, or to avoid a Proceeding by, any Governmental Authority or other Persons necessary in connection with the consummation of the transactions contemplated hereby, including the First Merger; (ii) the defending of any lawsuits or other legal Proceedings, whether judicial or administrative, challenging this Agreement or the consummation of the transactions contemplated hereby, including the First Merger, performed or consummated by such party in accordance with the terms of this Agreement, including seeking to have any stay or temporary restraining order entered by any court or other Governmental Authority vacated or reversed; and (iii) the execution and delivery of any additional instruments reasonably necessary to consummate the First Merger and any other transactions to be performed or consummated by such party in accordance with the terms of this Agreement and to carry out fully the purposes of this Agreement. To the extent required by Applicable Law, each of the parties hereto shall promptly (and in no event later than fifteen (15) Business Days following the date that this Agreement is executed or on such other date as mutually agreed by the Company and Parent) make and not withdraw (without the Company’s consent) its respective filings under the HSR Act, and thereafter make any other applications and filings as reasonably determined by the Company and Parent under other applicable Antitrust Laws with respect to the transactions contemplated hereby as promptly as practicable, but in no event later than as required by Law. Parent shall pay all filing fees and other charges for the filings required under any Antitrust Law by the Company and Parent.

(b) Parent and Acquisition Sub agree to take (and to cause their Affiliates to take) promptly any and all steps necessary to avoid or eliminate each and every impediment and obtain all Consents under any Antitrust Laws that may be required by any foreign or United States federal, state or local Governmental Authority, in each case with competent jurisdiction, so as to enable the parties to consummate the transactions contemplated hereby as promptly as practicable, including committing to or effecting, by consent decree, hold separate orders, trust, or otherwise, the sale or disposition of such assets or businesses as are required to be divested in order to avoid the entry of, or to effect the dissolution of or vacate or lift, any Order, that would otherwise have the effect of preventing or materially delaying the consummation of the transactions contemplated hereby; provided, however, that Parent and Acquisition Sub shall not be required to take any actions that would result in either a Parent Material Adverse Effect or Company Material Adverse Effect.

(c) In connection with and without limiting the efforts referenced in this Section 6.4, the Company, Parent and Acquisition Sub will, and will cause the Company Investment Adviser and the Parent External Adviser, as applicable, to, furnish to the other such necessary information and reasonable assistance as the other may reasonably request in connection with the preparation of any required governmental filings or submissions and will cooperate in responding to any investigation or other inquiry from a Governmental Authority or in connection with any Proceeding initiated by a private party, including immediately informing the other party of such inquiry, consulting in advance before making any presentations or submissions to a Governmental Authority, or in connection with any Proceeding initiated by a private party, to any other Person, and supplying each other with copies of all material correspondence, filings or communications between either party and any Governmental Authority, or in connection with any Proceeding initiated by a private party, between either party and any other Person with respect to this Agreement. In addition, each of the parties hereto will give reasonable notice to and consult with the other in advance of any meeting or conference with any Governmental Authority, or in connection with any Proceeding by a private party, with any other Person, and to the extent permitted by the Governmental Authority or other Person, give the other the opportunity to attend and participate in such meeting or conference.

(d) Debt Financing.

(i) From the date of this Agreement until the Closing, subject to Section 6.4(d)(ii), the Company shall, and shall cause its Representatives to, at the Parent’s expense, use reasonable best efforts to provide customary cooperation reasonably requested by Parent in connection with obtaining debt financing in connection with the consummation of the Mergers (collectively, the “Debt Financing”), including the following (it being understood and agreed that in no event shall any party be required to take any action in respect of the following to the extent that doing so would be commercially unreasonable):

(1) assisting with the preparation of customary materials for rating agency presentations, offering documents, bank information memoranda (including the delivery of customary representation letters) and similar documents reasonably required by Parent in connection with the Debt Financing;

(2) assisting with the preparation of any customary pledge and security documents, definitive financing documents, closing certificates or other similar documents as may be reasonably requested by Parent to be effective only at the Closing and only to the extent required by the Debt Financing;

(3) facilitating the pledging of collateral and the delivery of insurance certificates to the extent required by the Debt Financing;

(4) subject to receipt by the Company of a Joinder to the Confidentiality Agreement in the form prescribed therein, (i) to the extent requested in writing no less than ten (10) Business Days prior to the Closing Date, furnishing to the potential debt financing sources for the Debt Financing (the “Financing Sources”) identified by Parent, as promptly as practicable, any “know your customer” information required by regulatory authorities and requested by the Financing Sources or (ii) such financial and other pertinent information available to the Company regarding the Company as may be reasonably requested by Parent solely to the extent required to consummate the Debt Financing;

(5) requesting its independent accountants to cooperate with and assist in preparing customary and appropriate information packages and offering materials (including customary comfort letters) to the extent required in connection with the marketing of the Debt Financing;

(6) making available appropriate senior officers to participate with senior officers of Parent, on reasonable advance notice, to participate in a reasonable number of customary meetings (including road shows) with prospective lenders and investors and road shows at mutually agreeable dates and times;

(7) permitting appropriate officers, who will continue in such positions or in similar positions after the Closing, to execute documents in accordance with this Section 6.4(d) required in connection with the consummation of the Debt Financing, subject to the occurrence of the Closing;

(8) taking all necessary corporate or entity actions, which shall be conditioned on the occurrence of the Closing, reasonably requested by Parent to permit any of the actions contemplated by this Section 6.4(d) required in connection with the consummation of the Debt Financing and to permit the proceeds thereof to be made available to Parent at the Closing;

(9) delivering customary authorization and representation letters (including regarding the absence of material non-public information); and

(10) furnishing information, financial statements and financial data of the type and form customarily included in an offering memorandum with respect to a private placement pursuant to Rule 144A promulgated under the Securities Act for financings similar to the Debt Financing, subject to exceptions customary for such financings, and information relating to the Company and its Subsidiaries, as Parent may reasonably request, customary for use in information documents with respect to the placement, arrangement or syndication of loans (except that in no event shall the information described in this clause (10) be deemed to include or shall the Company otherwise be required to provide: (A) pro forma financial statements or pro forma adjustments related to the Debt Financing or the Transactions, (B) any description of all or any component of the Debt Financing, including any such description to be included in liquidity and capital resources disclosure or any “description of notes”, (C) projections, risk factors or other forward-looking statements relating to all or any component of the Debt Financing, (D) subsidiary financial statements or any other information of the type required by Rule 3-09, Rule 3-10 or Rule 3-16 of Regulation S-X or (E) Compensation Disclosure and Analysis and other information required by Item 402(b) of Regulation S-K).

(ii) Nothing in this Section 6.4(d) requires the Company, its Subsidiaries and their respective Affiliates to:

(1) provide any assistance to the extent it would interfere with or disrupt the ongoing business or operations of the Company, its Subsidiaries and their respective Affiliates or cause any condition to the Closing set forth in Article VII to not be satisfied or to otherwise cause a breach of, or require any waiver or amendment of, this Agreement or require any of them to take any actions that could reasonably be expected to violate, in the opinion of the Company, applicable Law;

(2) encumber any of the assets of the Company, its Subsidiaries and their respective Affiliates prior to the Closing;

(3) pay any commitment or other fee, expenses or other costs or make any other payment or incur any liability in connection with the Debt Financing prior to the Closing Date;

(4) take any action that would result in a breach of any Contract, result in a violation of Law or result in a violation of organizational documents of the Company, its Subsidiaries and their respective Affiliates or impose any liability on the Company, its Subsidiaries and their respective Affiliates;

(5) authorize, execute or deliver any definitive documentation or certificates in connection with the Debt Financing that would be effective prior to the Closing Date or that are not conditioned upon Closing;

(6) be responsible for the preparation of any pro forma financial information; or

(7) provide any legal opinion.

Neither the Company nor its Subsidiaries nor their respective Affiliates, nor any of their respective directors or officers, are required to take any action in the capacity as a member of the board of directors of the Company, its Subsidiaries and their respective Affiliates to authorize or approve the Debt Financing.

(iii) Parent will, promptly upon request by the Company, reimburse the Company for all out-of-pocket costs and expenses incurred by the Company, its Subsidiaries and their respective Affiliates, and their respective Representatives, in connection with their respective obligations pursuant to this Section 6.4(d). Parent acknowledges and agrees that none of the Company, its Subsidiaries and their respective Affiliates shall, prior to the Closing, incur any liability to any Person under any Debt Financing and that Parent will indemnify and hold harmless the Company, its Subsidiaries and their respective Affiliates, and their respective Representatives, from and against any and all losses, damages, liabilities, claims, costs, expenses, judgments, penalties and fines suffered or incurred by any of them arising in whole or in part in connection with such cooperation, the Debt Financing and any information utilized in connection therewith, other than incurred as a result of such parties’ gross negligence, willful misconduct or intentional fraud. The obligations of Parent in this Section 6.4(d) shall survive the termination of this Agreement.

(e) Prior to or concurrently with disclosure of this Agreement, (i) the Company shall file the Company 10-Q with the SEC and (ii) Parent shall file the Parent 10-Q with the SEC.

Section 6.5 Access to Information; Confidentiality.

(a) Upon reasonable notice, the Company shall (and shall cause each of the Company’s Subsidiaries to, and shall use reasonable best efforts to cause the Company Investment Adviser to) afford reasonable access to Parent’s and Parent External Adviser’s Representatives, in a manner not disruptive to the operations of the business of the Company and its Subsidiaries, during normal business hours and upon reasonable notice throughout the period prior to the Effective Time (or until the earlier termination of this Agreement), to the senior officers, advisors, properties, books and records of the Company and its Subsidiaries and, during such period, shall (and shall cause each of its Subsidiaries to) furnish promptly to such Representatives all information concerning the business, properties and personnel of the Company and its Subsidiaries, and to provide copies thereof, as may reasonably be requested; provided, however, that nothing herein shall require the Company, any of the Company’s Subsidiaries or the Company Investment Adviser to disclose any information to Parent, the Parent External Adviser or Acquisition Sub if such disclosure would, in the reasonable judgment of the Company, (i) cause significant competitive harm to the Company, the Company Investment Adviser or the Company’s Subsidiaries if the transactions contemplated hereby are not consummated, (ii) violate Applicable Law or the provisions of any Contract to which the Company, the Company Investment Adviser or any of the Company’s Subsidiaries is a party or (iii) jeopardize any attorney-client, attorney work product or any other legal privilege. No investigation or access permitted pursuant to this Section 6.5(a) shall affect or be deemed to modify any representation or warranty made by the Company hereunder. Parent and the Parent External Adviser agree that it and they will not, and will cause its and their Representatives not to, use any information obtained pursuant to this Section 6.5(a) for any competitive or other purpose unrelated to the consummation of the transactions contemplated hereby. The Confidentiality Agreement shall apply with respect to information furnished by the Company, the Company Investment Adviser, the Company’s Subsidiaries and the Company’s officers, employees and other Representatives hereunder.

(b) Upon reasonable notice, Parent shall (and shall cause each of its Subsidiaries and Acquisition Sub to) afford reasonable access to the Company’s Representatives, in a manner not disruptive to the operations of the business of Parent and its Subsidiaries, during normal business hours and upon reasonable notice throughout the period prior to the Effective Time (or until the earlier termination of this Agreement), to the senior officers, advisors, properties, books and records of Parent and its Subsidiaries and, during such period, shall (and shall cause each of its Subsidiaries (including Acquisition Sub) to) furnish promptly to such Representatives all information concerning the business, properties and personnel of Parent and its Subsidiaries (including Acquisition Sub), and to provide copies thereof, as may reasonably be requested; provided, however, that nothing herein shall require Parent or any of its Subsidiaries (including Acquisition Sub) to disclose any information to the Company if such disclosure would, in the reasonable judgment of Parent, (i) cause significant competitive harm to Parent or its Subsidiaries (including Acquisition Sub) if the transactions contemplated hereby are not consummated, (ii) violate Applicable Law or the provisions of any Contract to which Parent or any of its Subsidiaries (including Acquisition Sub) is a party or (iii) jeopardize any attorney-client, attorney work product or any or other legal privilege. No investigation or access permitted pursuant to this Section 6.5(b) shall affect or be deemed to modify any representation or warranty made by Parent or Acquisition Sub hereunder. The Company agrees that it will not, and will cause its Representatives not to, use any information obtained pursuant to this Section 6.5(b) for any competitive or other purpose unrelated to the consummation of the transactions contemplated hereby. The Confidentiality Agreement shall apply with respect to information furnished by Parent, the Parent External Adviser, its Subsidiaries, Acquisition Sub and Parent’s officers, employees and other Representatives hereunder.

Section 6.6 No Solicitation.

(a) Subject to Section 6.6(c), the Company shall, and shall cause its Subsidiaries, the Company Investment Adviser and the Company’s controlled Representatives, and shall instruct and use commercially reasonable efforts to cause its non-controlled Representatives, to, immediately cease and cause to be terminated any existing solicitation of, or discussions or negotiations with, any Third Party relating to any Competing Proposal or any inquiry, discussion, offer or request that could reasonably be expected to lead to a Competing Proposal (an “Inquiry”). Until the Effective Time (or, if earlier, the termination of this Agreement), the Company shall, as promptly as reasonably practicable, and in any event within two (2) Business Days of receipt by it or any of its Representatives of any Competing Proposal or any Inquiry, deliver to Parent a written notice setting forth: (A) the identity of the Third Party making such Competing Proposal or Inquiry and (B) if applicable, the material terms and conditions of any such Competing Proposal and a copy of any written Competing Proposal. The Company shall keep Parent reasonably informed of any material amendment or modification of any such Competing Proposal on a prompt basis, and in any event within two (2) Business Days thereafter.

(b) Except as otherwise provided in this Agreement (including Section 6.6(c)), until the Effective Time or, if earlier, the termination of this Agreement in accordance with its terms, the Company shall not, and shall cause its Subsidiaries, the Company Investment Adviser and the Company’s controlled Representatives, and shall instruct and use its commercially reasonable efforts to cause its non-controlled Representatives, not to, (i) initiate, solicit or knowingly encourage the making of any Competing Proposal or (ii) engage in negotiations or substantive discussions with (it being understood that the Company may inform Persons of the provisions contained in this Section 6.6), or furnish any nonpublic information to, or enter into any agreement, arrangement or understanding with, any Third Party relating to a Competing Proposal or any Inquiry; provided that notwithstanding the foregoing, the Company shall be permitted to grant a waiver of or terminate any “standstill” or similar obligation of any Third Party with respect to the Company or any of its Subsidiaries solely for the purpose of allowing such Third Party to submit a Competing Proposal.

(c) Notwithstanding anything to the contrary in this Agreement, at any time prior to the date that the Company Stockholder Approval is obtained, in the event that the Company (or its Representatives on the Company’s behalf) receives an Inquiry or Competing Proposal from any Third Party, (i) the Company and its Representatives may contact such Third Party solely to clarify any ambiguous terms and conditions thereof (without the Company Board being required to make the determination in clause (ii) of this Section 6.6(c)) and (ii) the Company and the Company Board and its Representatives may engage or participate in negotiations or substantive discussions with, or furnish any information and other access to, any Third Party making such Competing Proposal and its Representatives, Affiliates and prospective debt and equity financing sources if the Company Board determines in good faith (after consultation with its financial advisors and outside legal counsel) that such Inquiry or Competing Proposal (A) either constitutes a Superior Proposal or would reasonably be expected to lead to a Superior Proposal and (B) that failure to consider such Inquiry or Competing Proposal would reasonably be expected to be inconsistent with the Company directors’ duties under Applicable Law; provided that (x) such Competing Proposal did not result from any material breach of any of the provisions set forth in this Section 6.6, (y) prior to furnishing any non-public information concerning the Company and its Subsidiaries the Company receives from such Person, to the extent such Person is not already subject to a confidentiality agreement with the Company, a confidentiality agreement containing confidentiality terms that are not less favorable in the aggregate to the Company than those contained in the Confidentiality Agreement (unless the Company and Parent agree to amend the Confidentiality Agreement to reflect such more favorable terms) (it being understood and agreed that such confidentiality agreement need not restrict the making of Competing Proposals (and related communications) to the Company or the Company Board) (an “Acceptable Confidentiality Agreement”), and (z) the Company shall (subject to the terms of any confidentiality agreement existing prior to the date hereof) promptly (and in any event within twenty-four (24) hours) provide or make available to Parent any written non-public information concerning it or its Subsidiaries that it provides to any Third Party given such access that was not previously made available to Parent or its Representatives. It is understood and agreed that any contacts, disclosures, discussions or negotiations permitted under this Section 6.6, including any public announcement that the

Company or the Company Board has made any determination required under this Section 6.6(c) to take or engage in any such actions where the Company Board expressly publicly reaffirms the Company Recommendation in connection with such public disclosure shall not constitute a Notice of Adverse Recommendation or otherwise constitute a basis for Parent to terminate this Agreement pursuant to Section 8.1;

(d) Except as otherwise provided in this Agreement, (i) the Company Board shall not effect a Company Adverse Recommendation Change and (ii) the Company Board shall not approve or recommend, or allow the Company or any of its Subsidiaries to execute or enter into, any letter of intent, memorandum of understanding or definitive merger or similar agreement with respect to any Competing Proposal (other than an Acceptable Confidentiality Agreement). Notwithstanding anything in this Agreement to the contrary, at any time prior to the receipt of the Company Stockholder Approval, the Company Board may (x) effect a Company Adverse Recommendation Change if, upon the occurrence of an Intervening Event, the Company Board determines in good faith, after consultation with its outside legal counsel, that failure to do so would reasonably be expected to be inconsistent with the Company directors’ duties under Applicable Law or (y) if the Company has received a Competing Proposal that the Company Board has determined in good faith, after consultation with its financial advisor and outside legal counsel, constitutes a Superior Proposal, authorize, adopt or approve such Superior Proposal and cause or permit the Company to enter into a definitive agreement with respect to such Superior Proposal (an “Alternative Acquisition Agreement”) concurrently with the termination of this Agreement in accordance with Section 8.1(c)(ii), and, provided that, in the case of either clause (x) or (y):

(i) the Company shall have provided prior written notice to Parent, at least three (3) Business Days in advance, that it intends to effect a Company Adverse Recommendation Change (a “Notice of Adverse Recommendation”) and/or terminate this Agreement pursuant to Section 8.1(c)(ii) (a “Notice of Superior Proposal”), which notice shall specify in reasonable detail the basis for the Company Adverse Recommendation Change and/or termination and (A) in the case of a Superior Proposal, the identity of the Person or group of Persons making such Superior Proposal accompanied by a copy of the written Competing Proposal and any related transaction or financing documents, or (B) in the case of an Intervening Event, reasonable detail regarding the Intervening Event;

(ii) after providing such notice and prior to effecting such Company Adverse Recommendation Change and/or terminating this Agreement pursuant to Section 8.1(c)(ii), the Company shall have negotiated, and shall have caused its Representatives to be available to negotiate, with Parent and Acquisition Sub in good faith (to the extent Parent and Acquisition Sub desire to negotiate) during such three (3) Business Day period to make such adjustments to the terms and conditions of this Agreement as would obviate the need for the Company to effect the Company Adverse Recommendation Change and/or terminate this Agreement pursuant to Section 8.1(c)(ii); and

(iii) following the end of such three (3) Business Day period, the Company Board shall have determined in good faith, after consultation with its outside legal counsel and, with respect to clause (A) below, its financial advisor, taking into account any changes to this Agreement proposed in writing by Parent in response to the Notice of Adverse Recommendation and/or Notice of Superior Proposal, that (A) the Superior Proposal giving rise to the Notice of Superior Proposal continues to be a Superior Proposal or (B) in the case of an Intervening Event, the failure of the Company Board to effect a Company Adverse Recommendation Change would continue to reasonably be expected to be inconsistent with the Company directors’ duties under Applicable Law; provided, that any amendment, supplement or modification of any Competing Proposal shall be deemed a new Competing Proposal and the Company may not enter into any such Competing Proposal pursuant to this Section 6.6(d) or effect a Company Adverse Recommendation Change pursuant to this Section 6.6(d) unless the Company has complied with the requirements of this Section 6.6(d) with respect to such new Competing Proposal, including sending an additional Notice of Superior Proposal and/or Notice of Adverse Recommendation.

(e) Nothing contained in this Section 6.6 or elsewhere in this Agreement shall be deemed to prohibit the Company or the Company Board or any committee thereof from (i) complying with its required disclosure obligations under Applicable Law or applicable NASDAQ rules and regulations regarding a Competing Proposal, including taking and disclosing to its stockholders a position contemplated by Rule 14d-9 or Rule 14e-2(a) under the Exchange Act or (ii) making any “stop-look-and-listen” communication to stockholders of the Company pursuant to Rule 14d-9(f) under the Exchange Act; provided, however, that (x) except as provided in the next sentence, any disclosure made as permitted under clause (i) of this Section 6.6(e) (other than any “stop-look-and-listen” or similar communication) that relates to a Competing Proposal shall be deemed to be a Company Adverse Recommendation Change unless the Company Board expressly publicly reaffirms the Company Recommendation in connection with such disclosure, and (y) neither the Company nor the Company Board (nor any committee thereof) shall be permitted to recommend any Competing Proposal or otherwise effect a Company Adverse Recommendation Change with respect thereto, except as permitted by Section 6.6.

(f) For purposes of this Agreement:

(i) “Competing Proposal” shall mean any proposal or offer from any Person or “group” (as defined pursuant to Section 13(d) of the Exchange Act) of Persons (other than Parent, Acquisition Sub or any Affiliate thereof) (A) with respect to a merger, consolidation, tender offer, exchange offer, stock acquisition, asset acquisition, share exchange, business combination, recapitalization, liquidation, dissolution, joint venture or similar transaction involving the Company or any of its Subsidiaries pursuant to which, in one transaction or a series of transactions, any Person or “group” (as defined pursuant to Section 13(d) of the Exchange Act) of Persons would hold securities representing more than 20% of the total outstanding voting power of the Company after giving effect to the consummation of such transaction, or (B) relating to any direct or indirect acquisition (including by way of merger, consolidation, tender offer, exchange offer, stock acquisition, asset acquisition, share exchange, business combination, recapitalization, liquidation, dissolution, joint venture or similar transaction), in one transaction or a series of transactions, of (1) assets or businesses (including any mortgage, pledge or similar disposition thereof but excluding any bona fide financing transaction) that constitute or represent, or would constitute or represent if such transaction is consummated, twenty percent (20%) or more of the total assets, net revenue or net income of the Company and such its Subsidiaries, taken as a whole, or (2) twenty percent (20%) or more of the outstanding shares of capital stock of, or other equity or voting interests in, the Company or in any of its Subsidiaries, in each case other than the Mergers.

(ii) “Superior Proposal” shall mean a bona fide written Competing Proposal (with all percentages in the definition of Competing Proposal increased to fifty percent (50%)) made by a Third Party on terms that the Company Board determines in good faith, after consultation with its financial and outside legal advisors, is reasonably likely to be consummated in accordance with its terms, considering all legal, regulatory and financial aspects of the proposal (including certainty of closing) and such other factors as the Company Board considers to be appropriate, and if consummated, would be more favorable, from a financial point of view, to the Company’s stockholders than the transactions contemplated hereby (including any revisions to the terms of this Agreement committed to by Parent to the Company in writing in response to such Competing Proposal made to the Company under the provisions of Section 6.6(d)(i)).

Section 6.7 Directors’ and Officers’ Indemnification and Insurance.

(a) Parent and Acquisition Sub agree that all rights to exculpation and indemnification for acts or omissions occurring at or prior to the Effective Time, whether asserted or claimed prior to, at or after the Effective Time (including any matters arising in connection with the transactions contemplated hereby), now existing in favor of the current or former directors, officers, managers, or employees, as the case may be, of the Company, its Subsidiaries or the Company Investment Adviser (to extent related to the management of the Company) (collectively, the “D&O Indemnified Parties”) as provided in their respective organizational documents as in effect on the date of this Agreement or in any Contract as in effect on the date of this Agreement shall survive the Mergers and shall continue in full force and effect in accordance with their terms. Parent shall indemnify, defend and hold harmless, and advance expenses to the D&O Indemnified Parties with respect to all acts or omissions by them in their capacities as such at any time prior to the Effective Time (including any matters arising in connection with this Agreement or the transactions contemplated hereby), to the fullest extent that the Company or its Subsidiaries would be permitted by Applicable Law and to the fullest extent required by the organizational documents of the Company or its Subsidiaries as in effect on the date of this Agreement; provided, however, that all rights to indemnification in respect of any action pending or asserted or any claim made within such period shall continue until the disposition of such action or resolution of such claim. To the maximum extent permitted by the Laws of the State of Delaware, for a period of six years following the Effective Time, Parent shall cause its and the Surviving Corporation’s articles of incorporation, bylaws or other organizational documents to contain provisions with respect to indemnification, advancement of expenses and limitation of director, officer and employee liability that are no less favorable to the D&O Indemnified Parties than those set forth in the Company’s and its Subsidiaries’ organizational documents as of the date of this Agreement, which provisions thereafter shall not be amended, repealed or otherwise modified in any manner that would adversely affect the rights thereunder of the D&O Indemnified Parties.

(b) Without limiting the provisions of Section 6.7(a), to the fullest extent that the Company and Parent would be permitted by Applicable Law to do so, Parent shall: (i) indemnify and hold harmless each D&O Indemnified Party against and from any costs or expenses (including reasonable attorneys’ fees), judgments, fines, losses, claims, damages, liabilities and amounts paid in settlement in connection with any claim, Proceeding or investigation, whether civil, criminal, administrative or investigative, to the extent such claim, Proceeding or investigation arises out of or pertains to: (A) any alleged action or omission in such D&O Indemnified Party’s capacity as a director, officer or employee of the Company or any of its Subsidiaries prior to the Effective Time; (B) any alleged action or omission in such D&O Indemnified Party’s capacity as a director, officer or employee of the Company Investment Adviser solely as it relates to services to, or actions taken on behalf of, the Company or any of its Subsidiaries prior to the Effective Time; or (C) this Agreement or the transactions contemplated hereby; and (ii) pay in advance of the final disposition of any such claim, Proceeding or investigation the expenses (including attorneys’ fees) of any D&O Indemnified Party upon receipt of an undertaking by or on behalf of such D&O Indemnified Party to repay such amount if it shall ultimately be determined that such D&O Indemnified Party is not entitled to be indemnified by Applicable Law. Any determination required to be made with respect to whether the conduct of any D&O Indemnified Party complies or complied with any applicable standard shall be made by independent legal counsel selected by the D&O Indemnified Party, which counsel shall be reasonably acceptable to Parent, and the fees of such counsel shall be paid by Parent. Notwithstanding anything to the contrary contained in this Section 6.7(b) or elsewhere in this Agreement, Parent shall not settle or compromise or consent to the entry of any judgment or otherwise seek termination with respect to any claim, Proceeding or investigation, unless either (x) such settlement, compromise, consent or termination includes an unconditional release of all of the D&O Indemnified Parties covered by the claim, Proceeding or investigation from all liability arising out of such claim, Proceeding or investigation or (y) the D&O Indemnified Parties covered by the claim, Proceeding or investigation provide their prior written consent to such settlement, compromise, consent or termination.

(c) Parent shall, and shall cause its Subsidiaries to purchase and maintain in full force and effect a six (6) year “tail” policy, on terms and conditions no less advantageous to the D&O Indemnified Parties than the existing directors’ and officers’ liability insurance and fiduciary insurance maintained by the Company as of the date of this Agreement, covering claims arising from facts, events, acts or omissions that occurred at or prior to the Effective Time, including the transactions contemplated hereby (provided that Parent shall not be required to pay a total premium for such “tail” policy in excess of two hundred fifty percent (250%) of the annual premium currently paid by the Company for such insurance, but in such case shall purchase as much of such coverage as possible for such amount). Parent shall not, and shall not permit its Subsidiaries to, take any action that would prejudice the rights of, or otherwise impede recovery by, the beneficiaries of any such insurance, whether in respect of claims arising before or after the Effective Time.

(d) The D&O Indemnified Parties to whom this Section 6.7 applies shall be third-party beneficiaries of this Section 6.7. The provisions of this Section 6.7 are intended to be for the benefit of each D&O Indemnified Party and his or her successors, heirs or representatives. Parent shall pay all reasonable expenses, including reasonable attorneys’ fees, that may be incurred by any D&O Indemnified Party in enforcing its indemnity and other rights under this Section 6.7. Notwithstanding any other provision of this Agreement, this Section 6.7 shall survive the consummation of the Mergers indefinitely and shall be binding on all successors and assigns of Parent and the Surviving Corporation, and shall be enforceable by the D&O Indemnified Parties and their successors, heirs or representatives.

Section 6.8 Notification of Certain Matters. Subject to Applicable Law, the Company shall give prompt notice to Parent, and Parent shall give prompt notice to the Company, of (a) any notice or other communication received by such party from any Governmental Authority in connection with this Agreement, the Mergers or the transactions contemplated hereby, or from any Person alleging that the consent of such Person is or may be required in connection with the Mergers or the transactions contemplated hereby, if the subject matter of such communication or the failure of such party to obtain such consent could be material to the Company, the Surviving Corporation or Parent, and (b) any claims, investigations or Proceedings commenced or, to such party’s Knowledge, threatened against, relating to or involving or otherwise affecting such party or any of its Subsidiaries which relate to this Agreement, the Mergers or the transactions contemplated hereby.

Section 6.9 Public Announcements. Except as otherwise contemplated by Section 6.6 (and, for the avoidance of doubt, nothing herein shall limit the rights of the Company or the Company Board under Section 6.6), prior to any Company Adverse Recommendation Change, the Company, Parent and Acquisition Sub shall consult with each other before issuing any press release or public announcement with respect to this Agreement or the transactions contemplated hereby, and none of the parties or their Affiliates shall issue any such press release or public announcement prior to obtaining the other parties’ consent (which consent shall not be unreasonably withheld or delayed), except that no such consent shall be necessary to the extent disclosure may be required by Law, Order or applicable stock exchange rule or any listing agreement of any party hereto so long as the disclosing party gives notice to and consults with the other party prior to making such disclosure to the extent reasonably practicable. The Company may communicate to its employees, Portfolio Companies, customers, suppliers and consultants (i) in a manner consistent with a communications plan previously agreed to by Parent and the Company or (ii) after consultation with Parent and consideration of any views and comments of Parent.

Section 6.10 Acquisition Sub. Parent will take all actions necessary to (a) cause Acquisition Sub to perform its obligations under this Agreement and to consummate the First Merger on the terms and conditions set forth in this Agreement and (b) ensure that, prior to the Effective Time, Acquisition Sub shall not conduct any business, or incur or guarantee any indebtedness or make any investments, other than as specifically contemplated by this Agreement.

Section 6.11 No Control of the Other Party’s Business.

(a) Nothing contained in this Agreement is intended to give Parent, directly or indirectly, the right to control or direct the operations of the Company or its Subsidiaries prior to the Effective Time. Prior to the Effective Time, the Company shall exercise, consistent with the terms and conditions of this Agreement, complete control and supervision over its and its Subsidiaries’ operations.

(b) Nothing contained in this Agreement is intended to give the Company, directly or indirectly, the right to control or direct the operations of Parent or its Subsidiaries prior to the Effective Time. Prior to the Effective Time, Parent shall exercise, consistent with the terms and conditions of this Agreement, complete control and supervision over its and its Subsidiaries’ operations.

Section 6.12 Rule 16b-3 Matters. Prior to the Effective Time, Parent and the Company shall take all such steps as may be required to cause any dispositions or deemed dispositions of Company Common Stock (including derivative securities with respect to Company Common Stock) or acquisitions or deemed acquisitions of Parent Common Stock (including derivative securities with respect to Parent Common Stock) resulting from the transactions contemplated hereby by each individual who is subject to the reporting requirements of Section 16(a) of the Exchange Act with respect to the Company or will become subject to such reporting requirements with respect to Parent, to be exempt under Rule 16b-3 under the Exchange Act, to the extent permitted by Applicable Law.

Section 6.13 Repayment of Existing Credit Facility. At least three (3) Business Days prior to the Closing Date, the Company shall deliver to Parent a draft copy of a customary payoff letter (subject to delivery of funds as arranged by Parent) from the “Administrative Agent” (as defined in the Existing Credit Facility) under the Existing Credit Facility (the “Payoff Letter”), and, on or prior to the Closing Date, the Company shall deliver to Parent an executed copy of the Payoff Letter to be effective upon the Closing. The Company shall, and shall cause its Subsidiaries to, deliver all the documents required for the termination of commitments under the Existing Credit Facility, subject to the occurrence of the Closing and the repayment in full of all obligations then outstanding thereunder (using funds arranged by Parent).

Section 6.14 Repayment or Assumption of Existing Notes. Effective as of the Closing, Parent shall, and shall cause the Surviving Corporation to, take all such steps as may be necessary to either (a) pay or cause to be paid, or to provide for satisfaction and discharge with respect to a series of Existing Notes or to provide adequate security (in the form of funds deposited with the trustee, as required under the Existing Notes Indenture for discharge or defeasance of the indebtedness under the Existing Notes) for the repayment of the full amount of principal and accrued interest, and any and all of the fees payable under the Existing Notes upon consummation of the Closing, and shall deliver evidence satisfactory to the Company of repayment and cancellation, satisfaction and discharge or adequate security (in the form of funds deposited into an escrow account with the trustee, as required under the Existing Notes Indenture) with respect to repayment, of such notes, or (b) expressly assume, by an indenture supplemental to the Existing Notes Indenture, executed and delivered to the trustee, the due and punctual payment of the principal of (and premium, if any) and interest, if any, on all Existing Notes and the performance of every covenant of the Existing Notes Indenture on the part of the Company to be performed or observed. If requested by Parent in writing at least (10) Business Days prior to the Effective Time, the Company shall, in accordance with the applicable redemption provisions of the Existing Notes and the Existing Company Notes Indenture, substantially simultaneous with, but in no event prior to, the Effective Time issue a notice of redemption for all of the outstanding aggregate principal amount of Existing Notes (other than the Existing Notes issued pursuant to the Eighth Supplemental Indenture to the Existing Notes Indenture), pursuant to the provisions of the Existing Notes Indenture. The Company shall use reasonable best efforts to, and to cause its Representatives to, provide all cooperation reasonably requested by Parent in connection with the redemption of the Existing Notes, the satisfaction and discharge of the Existing Notes and Existing Notes Indenture and/or the assumption of the Existing Notes and entry into an indenture supplemental, including preparation, execution and delivery of any reasonably requested or required officers’ certificates and opinions of counsel.

Section 6.15 Certain Tax Matters.

(a) For United States federal income Tax purposes, (i) the parties intend that the Mergers, taken together, constitute an integrated plan of the type contemplated in IRS Revenue Ruling 2001-46 and will qualify as a “reorganization” within the meaning of Section 368(a) of the Code (the “Intended Tax Treatment”), (ii) this Agreement is intended to be, and is hereby adopted as, a “plan of reorganization” for purposes of Section 354 and 361 of the Code and Treasury Regulations Section 1.368-2(g) and 1.368-3(a), to which the Company, Parent and Acquisition Sub are parties under Section 368(b) of the Code, and (iii) the parties intend that the Parent External Adviser Cash Consideration shall be treated as the receipt of cash consideration in connection with the Mergers and in exchange for Company Common Stock.

(b) Each of the Company, Parent, and Acquisition Sub shall use its reasonable best efforts to cause the Mergers to qualify for the Intended Tax Treatment, including by not taking any action that such party knows is reasonably likely to prevent such qualification. Each of the Company, Parent, and Acquisition Sub shall report the Mergers and the other transactions contemplated hereby in a manner consistent with the Intended Tax Treatment.

(c) Each of the Company and Parent shall use its reasonable best efforts to obtain the Tax opinion described in Section 7.3(d), including making representations and covenants requested by Tax counsel in order to render such Tax opinion. Prior to the Effective Time (or at such other times as requested by counsel), each of Parent and the Company shall execute and deliver to Tax counsel, tax representation letters reasonably requested by Tax counsel to enable the issuance of the Tax opinion described in Section 7.3(d). Each of the Company, Parent, the Parent External Adviser and Acquisition Sub shall use its reasonable best efforts not to take or cause to be taken any action that would cause to be untrue (or fail to take or cause not to be taken any action which inaction would cause to be untrue) any of the representations and covenants made to Tax counsel in furtherance of such Tax opinion.

(d) During the period from the date of this Agreement to the Effective Time, except as expressly contemplated or permitted by this Agreement, (i) Parent shall not, and shall not permit any of its Subsidiaries to, directly or indirectly, without the prior written consent of Company take any action, or knowingly fail to take any action, which action or failure to act is reasonably likely to cause Parent to fail to qualify as a RIC, and (ii) the Company shall not, and shall not permit any of its Subsidiaries to, directly or indirectly, without the prior written consent of Parent, take any action, or knowingly fail to take any action, which action or failure to act is reasonably likely to cause the Company to fail to qualify as a RIC.

Section 6.16 Stock Exchange Listing. Parent shall use its reasonable best efforts (with the Company’s reasonable cooperation) to cause the shares of Parent Common Stock to be issued in connection with the First Merger to be approved for listing on NASDAQ, subject to official notice of issuance, at or prior to the Effective Time.

Section 6.17 Takeover Statutes and Provisions. None of the Company, Parent or Acquisition Sub will take any action that would cause the First Merger and related transactions to be subject to requirements imposed by any Takeover Statutes. Each of the Company and Parent shall take all necessary steps within its control to exempt (or ensure the continued exemption of) the First Merger from, or if necessary challenge the validity or applicability of, any applicable Takeover Statute, as now or hereafter in effect.

Section 6.18 Stockholder Litigation. The parties to this Agreement shall reasonably cooperate and consult with one another in connection with the defense and settlement of any Proceeding by the Company’s stockholders or Parent’s stockholders against any of them or any of their respective directors, officers or Affiliates with respect to this Agreement or the transactions contemplated hereby. Each of Parent and the Company (a) shall provide the other party with prompt written notice of any such Proceeding brought by its stockholders and shall keep the other party reasonably informed of any material developments in connection therewith and (b) shall not settle any such Proceeding without the prior written consent of the other party (such consent not to be unreasonably delayed, conditioned or withheld).

Section 6.19 Coordination of Dividends. Parent and the Company shall coordinate with each other in designating the record and payment dates for any quarterly dividends or distributions to its stockholders, including a Tax Dividend, declared in accordance with this Agreement in any calendar quarter in which the Closing Date might reasonably be expected to occur. In the event that a dividend or distribution with respect to the shares of Company Common Stock permitted under the terms of this Agreement has (i) a record date prior to the Effective Time and (ii) has not been paid as of the Effective Time, the holders of shares of Company Common Stock shall be entitled to receive such dividend or distribution after the Effective Time on the appropriate payment date and, in connection therewith, the Company shall deposit such dividend or distribution with the Exchange Agent to be paid to such holders in accordance with Section 2.2 in the same manner as the Cash Consideration. Prior to the Closing Date, if the aggregate amount of all (a) dividends paid by the Company on or prior to the date of this Agreement plus (b) all Quarterly Dividends paid after the date of this Agreement is less than the amount that should be paid as a dividend to distribute to the Company’s stockholders the amounts set forth in (i) through (iv) of the definition of “Tax Dividend” or otherwise necessary for the Company to maintain its qualification as a RIC as reasonably determined by the Company, the Company shall declare a Tax Dividend. For all federal income tax purposes, to the fullest extent permitted by Applicable Law, Parent and the Company shall treat the payments of any Tax Dividend by the Exchange Agent, as agent on behalf of the Company, pursuant to Section 2.2 as a payment of a dividend considered to have been paid by the Company in the Company’s last federal income tax year pursuant to Section 855 of the Code. The amount of any Tax Dividend declared by the Company shall reduce the Parent Cash

Consideration by an amount equal to the per share amount of such Tax Dividend; provided, that if the aggregate amount of all such Tax Dividends declared on or after the date hereof exceeds the amount of the Parent Cash Consideration, Parent and the Company shall negotiate in good faith to adjust the Exchange Ratio to account for such Tax Dividends.

Section 6.20 Maryland Reincorporation. No later than one day prior to the First Merger, Parent shall convert to a Maryland corporation in accordance with the MGCL and the DGCL. In connection with the Parent Maryland Reincorporation, the Articles of Incorporation to be filed by Parent shall be identical to those set forth in Exhibit A hereto and shall remain in effect until thereafter amended in accordance with Applicable Law and the applicable provisions of such Articles of Incorporation (subject to Section 6.7). The Parent Maryland Reincorporation is intended to qualify as a “reorganization” within the meaning of Section 368(a)(1)(F) of the Code.

Section 6.21 Stock Repurchase Program. Parent shall implement a stock repurchase program (the “Repurchase Program”) for a period of twelve months following the Effective Time pursuant to Rule 10b5-1 under the Exchange Act (provided that the earliest the Repurchase Program shall be required to commence is four weeks after the date that the Parent Common Stock has commenced trading on NASDAQ) to repurchase in open market transactions, subject to compliance by Parent with any of its liquidity, covenant, leverage and regulatory requirements and the approval and continuation of such program by the Parent Board in light of its duties under Applicable Law, shares of Parent Common Stock in an aggregate amount of up to $20,000,000 (subject to the adjustment described in the immediately following proviso, the “Maximum Repurchase Amount”) at market prices at any time the shares of Parent Common Stock trade below ninety percent (90%) of Parent’s then-most recently disclosed net asset value; provided that the Maximum Repurchase Amount shall be $20,000,000 less the amounts purchased under any similar 10b5-1 plan that is entered into by Affiliates of Parent or Parent External Adviser with respect to Parent Common Stock at a price equal to or higher than the price contemplated by the Repurchase Program.

Section 6.22 Parent’s Financing Activities.

(a) Parent shall, and shall cause its Subsidiaries to, use its reasonable best efforts to take, or cause to be taken, all actions and to do, or cause to be done, all things necessary, proper or advisable to consummate and obtain the Debt Financing on the terms and subject only to the conditions (including the market flex provisions) set forth in the Debt Commitment Letter delivered to the Company on or prior to the date of this Agreement, including using reasonable best efforts to (i) maintain in effect and comply with the Debt Commitment Letter, (ii) negotiate and enter into definitive agreements with respect to the Debt Financing on the terms (including any market flex provisions) and subject only to the conditions contained in the Debt Commitment Letter, so that such agreements are in effect as promptly as practicable but in any event no later than the Closing Date, (iii) ensure the accuracy of all representations and warranties of Parent, Acquisition Sub and their respective Subsidiaries set forth in the Debt Commitment Letter and definitive agreements with respect to the Debt Financing, (iv) comply with the covenants and agreements of Parent, Acquisition Sub and their respective Subsidiaries set forth in the Debt Commitment Letter and the definitive agreements with respect to the Debt Financing, (v) satisfy or obtain a waiver of, and cause Acquisition Sub and its other Subsidiaries to satisfy or obtain a waiver of, on a timely basis all terms and conditions set forth in the Debt Commitment Letter and the definitive agreements relating to the Debt Financing applicable to Parent, Acquisition Sub and their respective Subsidiaries, (vi) upon satisfaction or waiver of such conditions and the other conditions set forth in Section 7.1 and Section 7.2 (other than those conditions that by their nature cannot be satisfied until the Closing) consummate the Debt Financing at or prior to the Closing (and in any event prior to the Termination Date), (vii) pay, or cause to be paid, any and all commitment fees or other fees required by the Debt Commitment Letter to be paid on or before the Closing and (viii) enforce its rights under the Debt Commitment Letter and the definitive agreements relating to the Debt Financing. Parent will provide to the Company copies of all documents relating to the Debt Financing and keep the Company informed of material developments in respect of the financing process relating thereto on a current basis, including providing the Company with prompt written notice (and, in any event, within twenty-four (24) hours) after the occurrence of any of the following: (i) of any termination of (A) the Debt Commitment Letter, (B) any definitive agreement relating to the Debt Financing or (C) any definitive agreement relating to a portion of the Debt Financing (ii) any actual or threatened material breach, default, termination or repudiation of any provision of the Debt Commitment Letter or the definitive agreement by any party thereto or any event or circumstance that makes a condition precedent to the Debt Financing unable or unlikely to be satisfied, in each case, of which Parent becomes aware or any termination of the Debt Commitment Letter, (iii) if at any time for any reason Parent believes in good faith that it will not be able to obtain all or any portion of the Debt Financing on the terms and conditions, in the manner or from the sources contemplated by the Debt Commitment Letter. Parent will not, nor permit any of its Affiliates to, without the prior written consent of the Company, take any action or enter into any transaction that could reasonably be expected to impair, delay or prevent consummation of all or any portion of the Debt Financing

(b) Prior to the Closing, Parent will not agree to, or permit, any amendment, modification, joinder, assignment, termination or waiver of the Debt Commitment Letter or the definitive agreements with respect to the Debt Financing without the prior written consent of the Company if such amendment, modification, joinder, termination or waiver (i) imposes additional or new conditions precedent to the availability of the Debt Financing or amends, modifies or expands any of the conditions to the funding of the Debt Financing in a manner that would reasonably be expected to delay or prevent the funding of the Debt Financing on the Closing Date, (ii) adversely impacts the ability of Parent to enforce its rights against the other parties to the Debt Commitment Letter or the definitive agreements with respect thereto or (iii) make it less likely that the Debt Financing would be funded. Parent shall promptly deliver to the Company copies of any amendment, modification, joinder, assignment, supplement or waiver to or under any Debt Commitment Letter or the definitive agreements relating to the Debt Financing entered into in accordance with this Section 6.22(b).

Section 6.23 Investment Advisory Agreement Amendment. Subject to receipt of Parent Stockholder Approval and the consummation of the First Merger, Parent and the Parent External Adviser shall enter into the Parent Investment Advisory Agreement Amendment, effective upon the consummation of the First Merger.

ARTICLE VII

CONDITIONS TO THE MERGERS

Section 7.1 Conditions to the Obligations of Each Party. The respective obligations of each party to consummate the First Merger are subject to the satisfaction or (to the extent permitted by Law) waiver by the Company and Parent at or prior to the Effective Time of the following conditions:

(a) the Company shall have obtained the Company Stockholder Approval and Parent shall have obtained the Parent Stockholder Approval;

(b) the issuance of Parent Common Stock in connection with the First Merger and the issuance of shares of Parent Common Stock upon the conversion of any instruments exchangeable therefor or convertible thereto shall have been approved for listing on NASDAQ, subject to official notice of issuance;

(c) the Form N-14 shall have become effective under the Securities Act and shall not be the subject of any stop order or Proceedings seeking a stop order;

(d) any applicable waiting period (and any extension thereof) under Antitrust Laws relating to the consummation of the First Merger shall have expired or early termination thereof shall have been granted; and

(e) no Governmental Authority of competent jurisdiction shall have issued or entered any Order which is then in effect and has the effect of restraining, enjoining or otherwise prohibiting the consummation of the First Merger.

Section 7.2 Conditions to Obligations of Parent and Acquisition Sub to Effect the First Merger. The obligations of Parent and Acquisition Sub to effect the First Merger are subject to the satisfaction or (to the extent permitted by Law) waiver by Parent at or prior to the Effective Time of the following additional conditions:

(a) each of the representations and warranties of the Company contained in (i) Section 3.2(a) shall be true and correct in all respects (other than de minimis inaccuracies) when made and as of the Closing Date as though made on and as of the Closing Date, (ii) Section 3.1, Section 3.2(b), Section 3.2(c), Section 3.3(a), Section 3.3(b), Section 3.19, Section 3.20 and Section 3.21 (together with Section 3.2(a), the “Company Fundamental Representations”) that (A) are not qualified by Company Material Adverse Effect or other materiality qualifications shall be true and correct in all material respects as of the date hereof and as of the Closing Date as though made on and as of such date (except to the extent such representations and warranties are expressly made as of a specific date, in which case such representations and warranties shall be so true and correct as of such specific date only) and (B) that are qualified by Company Material Adverse Effect or other materiality qualifications will be true and correct in all respects (without disregarding such Company Material Adverse Effect or other materiality qualifications) as of the date hereof and as of the Closing Date as though made on and as of such date (except to the extent such representations and warranties are expressly made as of a specific date, in which case such representations and warranties shall be so true and correct as of such specific date only) and (iii) Article III of this Agreement (other than the Company Fundamental Representations), without giving effect to any materiality or “Company Material Adverse Effect” qualifications therein, shall be true and correct as of the Closing Date as though made on and as of such date (except to the extent such representations and warranties are expressly made as of a specific date, in which case such representations and warranties shall be so true and correct as of such specific date only), except for such failures to be true and correct as would not have a Company Material Adverse Effect;

(b) the Company shall have performed or complied in all material respects with its obligations required under this Agreement to be performed or complied with on or prior to the Closing Date;

(c) Parent shall have received a certificate signed by an executive officer of the Company certifying as to the matters set forth in Section 7.2(a), Section 7.2(b) and Section 7.2(d); and

(d) since the date of this Agreement, there shall not have occurred and be continuing any Company Material Adverse Effect.

Section 7.3 Conditions to Obligation of the Company to Effect the First Merger. The obligation of the Company to effect the First Merger is further subject to the satisfaction or (to the extent permitted by Law) waiver by the Company at or prior to the Effective Time of the following additional conditions:

(a) each of the representations and warranties of Parent, Acquisition Sub and the Parent External Adviser contained in (i) Section 4.2(a), shall be true and correct in all respects (other than de minimis inaccuracies) when made and as of the Closing Date as though made on and as of the Closing Date, (ii) Section 4.1, Section 4.2(b), Section 4.3(a), Section 4.3(b), Section 4.20, Section 4.22, Section 4.23, Section 5.1 and Section 5.2(a) (together with Section 4.2(a), the “Parent Fundamental Representations”) that (A) are not qualified by Company Material Adverse Effect or other materiality qualifications shall be true and correct in all material respects as of the date hereof and as of the Closing Date as though made on and as of such date (except to the extent such representations and warranties are expressly made as of a specific date, in which case such representations and warranties shall be so true and correct as of such specific date only) and (B) that are qualified by Company Material Adverse Effect or other materiality qualifications will be true and correct in all respects (without disregarding such Company Material Adverse Effect or other materiality qualifications) as of the date hereof and as of the Closing Date as though made on and as of such date (except to the extent such representations and warranties are expressly made as of a specific date, in which case such representations and warranties shall be so true and correct as of such specific date only) and (iii) Article IV and Article V of this Agreement (other than the Parent Fundamental Representations), without giving effect to any materiality, “Parent Material Adverse Effect” or “Adviser Material Adverse Effect” qualifications therein, shall be true and correct as of the date hereof and as of the Closing Date as though made on and as of such date (except to the extent such representations and warranties are expressly made as of a specific date, in which case such representations and warranties shall be so true and correct as of such specific date only), except for such failures to be true and correct as would not have a Parent Material Adverse Effect or an Adviser Material Adverse Effect, as applicable;

(b) Parent, Acquisition Sub and the Parent External Adviser shall have performed or complied in all material respects with its obligations required under this Agreement to be performed or complied with on or prior to the Closing Date;

(c) the Company shall have received a certificate signed by an executive officer of Parent certifying as to the matters set forth in Section 7.3(a), Section 7.3(b), and Section 7.3(e);

(d) the Company shall have received the written opinion of Dechert LLP, or, if Dechert LLP is unable to deliver such an opinion, the written opinion of Kirkland & Ellis LLP, as of the Closing Date to the effect that the Mergers will qualify for the Intended Tax Treatment. In rendering the opinion described in this Section 7.3(d), the Tax counsel rendering such opinion may require and rely upon (and may incorporate by reference) reasonable and customary representations and covenants, including those contained in certificates of officers of the Company and Parent;

(e) since the date of this Agreement, there shall not have occurred and be continuing any Parent Material Adverse Effect; and

(f) the Parent Maryland Reincorporation shall have become effective in accordance with the MGCL and the DGCL.

Section 7.4 Frustration of Closing Conditions. None of Parent, Acquisition Sub or the Company may rely either as a basis for not consummating the First Merger or any of the other transactions contemplated hereby or terminating this Agreement and abandoning the Mergers on the failure of any condition set forth in Article VII to be satisfied if such failure was primarily caused by such party’s failure to perform or comply with any of its obligations under this Agreement.

ARTICLE VIII

TERMINATION, AMENDMENT AND WAIVER

Section 8.1 Termination. Notwithstanding anything contained in this Agreement to the contrary, this Agreement may be terminated at any time prior to the Effective Time, whether before or after the Company Stockholder Approval or Parent Stockholder Approval is obtained (except as otherwise expressly noted), as follows:

(a) by mutual written consent of each of Parent and the Company; or

(b) by either Parent or the Company, if:

(i) the First Merger shall not have been consummated on or before 5:00 p.m. (New York time) on March 31, 2020 (the “Termination Date”); provided that the right to terminate this Agreement pursuant to this Section 8.1(b)(i) shall not be available to any party if the failure of such party to perform or comply with any of its obligations under this Agreement has been the principal cause of or resulted in the failure of the Closing to have occurred on or before the Termination Date;

(ii) prior to the Effective Time, any Governmental Authority of competent jurisdiction shall have issued or entered any Order or taken any other action permanently restraining, enjoining or otherwise prohibiting the transactions contemplated hereby, and such Order or other action shall have become final and non-appealable; provided, however, that the party seeking to terminate this Agreement pursuant to this Section 8.1(b)(ii) shall have used its reasonable best efforts to remove such Order or other action; and provided, further, that the right to terminate this Agreement under this Section 8.1(b)(ii) shall not be available to a party if the issuance of such Order or taking of such action was proximately caused by the failure of such party, and in the case of Parent, including the failure of Acquisition Sub, to perform or comply with any of its obligations under this Agreement; or

(iii) (A) the Company Stockholders’ Meeting (including any adjournments or postponements thereof) shall have been duly held and completed and the Company Stockholder Approval shall not have been obtained at such Company Stockholders’ Meeting (or at any adjournment or postponement thereof) at which a vote on the approval of the First Merger is taken or (B) the Parent Stockholders’ Meeting (including any adjournments or postponements thereof) shall have been duly held and completed and the Parent Stockholder Approval shall not have been obtained at such Parent Stockholders’ Meeting (or at any adjournment or postponement thereof) at which a vote on the approval of the Parent Stock Issuance, the Parent Investment Advisory Agreement Amendment and the Parent Maryland Reorganization is taken.

(c) by the Company if:

(i) Parent, Acquisition Sub or the Parent External Adviser shall have breached or failed to perform any of their respective representations, warranties, covenants or other agreements set forth in this Agreement, which breach or failure to perform (A) would result in the failure of a condition set forth in Section 7.3 and (B) is not capable of being cured by Parent, Acquisition Sub, or the Parent External Adviser, as applicable, by the Termination Date or, if capable of being cured, shall not have been cured by Parent, Acquisition Sub or the Parent External Adviser, as applicable, on or before the earlier of (x) the Termination Date and (y) the date that is thirty (30) days following the Company’s delivery of written notice to Parent of such breach or failure to perform; provided that the Company shall not have the right to terminate this Agreement pursuant to this Section 8.1(c)(i) if the Company is then in material breach of any of its material obligations under this Agreement so as to cause any of the conditions set forth in Section 7.2 not to be satisfied; provided, further, that the Company may not terminate this Agreement pursuant to this Section 8.1(c)(i) if Parent’s breach has been primarily caused by a breach of any provision of this Agreement by the Company; or

(ii) at any time prior to receipt of the Company Stockholder Approval, in order to substantially concurrently enter into an Alternative Acquisition Agreement providing for a Superior Proposal to the extent permitted by, and subject to the applicable terms and conditions of, Section 6.6; provided that (A) such proposal did not arise from a breach of any of the provisions set forth in Section 6.6 and (B) the Company pays Parent the Company Termination Fee as provided in Section 8.3(a).

(d) by Parent if:

(i) the Company shall have breached or failed to perform any of its representations, warranties, covenants or other agreements set forth in this Agreement, which breach or failure to perform (A) would result in the failure of a condition set forth in Section 7.2 and (B) is not capable of being cured by the Company by the Termination Date or, if capable of being cured, shall not have been cured by the Company on or before the earlier of (x) the Termination Date and (y) the date that is thirty (30) days following Parent’s delivery of written notice to the Company of such breach or failure to perform; provided that Parent shall not have the right to terminate this Agreement pursuant to this Section 8.1(d)(i) if Parent, Acquisition Sub or the Parent External Adviser is then in material breach of any of its material obligations under this Agreement so as to cause any of the conditions set forth in Section 7.3 not to be satisfied; provided, further, that Parent may not terminate this Agreement pursuant to this Section 8.1(d)(i) if the Company’s breach has been primarily caused by a breach of any provision of this Agreement by Parent; or

(ii) at any time prior to the receipt of the Company Stockholder Approval, if the Company Board (or any committee thereof) shall have made a Company Adverse Recommendation Change, the Company or any of its Subsidiaries enters into an Alternative Acquisition Agreement (for the avoidance of doubt, other than an Acceptable Confidentiality Agreement) or the Company shall have failed to include in the Joint Proxy Statement the Company Recommendation; provided that Parent’s right to terminate this Agreement pursuant to this Section 8.1(d)(ii) will expire at 5:00 p.m., New York City time, on the tenth (10th) Business Day following the date on which such right to terminate first arose.

Section 8.2 Effect of Termination. In the event that this Agreement is terminated and the Mergers abandoned pursuant to Section 8.1, written notice thereof shall be given by the terminating party to the other party, specifying the provisions hereof pursuant to which such termination is made, and this Agreement shall forthwith become null and void and of no effect without liability on the part of any party hereto, and all rights and obligations of any party hereto shall cease; provided, however, that, except as otherwise provided in Section 8.3 or in any other provision of this Agreement, no such termination shall relieve any party hereto of any liability or damages resulting from any intentional or willful breach of this Agreement prior to such termination or fraud, in which case, except as provided in Section 8.3, the aggrieved party shall be entitled to all remedies available at law or in equity; and provided, further, that the Confidentiality Agreement, this Section 8.2, Section 8.3, Section 8.6 and Article IX shall survive any termination of this Agreement pursuant to Section 8.1.

Section 8.3 Termination Fees.

(a) If, but only if, this Agreement is terminated by:

(i) Parent pursuant to Section 8.1(d)(i) (but only if the breach giving rise to such termination under Section 8.1(d)(i) was an intentional breach), or either Parent or the Company pursuant to Section 8.1(b)(i) or Section 8.1(b)(iii)(A), and in either such case (x) prior to such termination (or of the Company Stockholders’ Meeting in the case of termination pursuant to Section 8.1(b)(iii)(A)), a Competing Proposal that has been made after the date of this Agreement shall have been publicly disclosed and not withdrawn prior to such date and (y) within twelve (12) months after such termination, the Company enters into a definitive agreement with respect to a Competing Proposal with a Third Party, and such Competing Proposal is subsequently consummated (regardless of whether such consummation happens prior to or following such twelve (12)-month period) (provided, however, that for purposes of this Section 8.3(a)(i), the references to “twenty percent (20%)” in the definition of Competing Proposal shall be deemed to be references to “fifty percent (50%)”);

(ii) the Company pursuant to Section 8.1(c)(ii); or

(iii) Parent pursuant to Section 8.1(d)(ii),

then, in any such case, the Company shall pay, or cause to be paid, to Parent the Company Termination Fee.

Any payments required to be made under this Section 8.3(a) shall be made by wire transfer of same day funds to the account or accounts designated by Parent, (x) in the case of clause (i) above, on the same day as the consummation of the transaction contemplated therein, (y) in the case of clause (ii) above, immediately prior to or substantially concurrently with such termination and (z) in the case of clause (iii) above, promptly, but in no event later than three (3) Business Days after the date of such termination.

(b) Notwithstanding anything to the contrary set forth in this Agreement, the parties agree that in no event shall the Company be required to pay the Company Termination Fee on more than one occasion.

(c) Notwithstanding anything to the contrary set forth in this Agreement, but subject to Section 9.9, Parent’s right to receive payment from the Company of the Company Termination Fee pursuant to Section 8.3(a), shall constitute the sole and exclusive monetary remedy of Parent and Acquisition Sub against the Company and its Subsidiaries and any of their respective former, current or future general or limited partners, stockholders, members, managers, directors, officers, employees, agents, Representatives or assignees (collectively, the “Company Related Parties”) and any Financing Source for all losses and damages suffered as a result of the failure of the transactions contemplated hereby to be consummated or for a breach or failure to perform hereunder or otherwise, and upon payment of such amounts, none of the Company Related Parties shall have any further liability or obligation relating to or arising out of this Agreement or the transactions contemplated hereby (except that the Company shall also be obligated with respect to Section 8.3(d) and Section 8.6).

(d) Each of the parties hereto acknowledges that (i) the agreements contained in this Section 8.3 are an integral part of the transactions contemplated hereby, (ii) the Company Termination Fee is not a penalty, but is liquidated damages, in a reasonable amount that will compensate Parent in the circumstances in which such fee or expenses are payable for the efforts and resources expended and opportunities foregone while negotiating this Agreement and in reliance on this Agreement and on the expectation of the consummation of the transactions contemplated hereby, which amount would otherwise be impossible to calculate with precision, and (iii) without these agreements, the parties would not enter into this Agreement; accordingly, if the Company fails to timely pay any amount due pursuant to this Section 8.3 and, in order to obtain such payment, Parent commences a suit that results in a judgment against the other for the payment of any amount set forth in this Section 8.3, the Company shall pay Parent its costs and expenses in connection with such suit, together with interest on such amount at the prime rate as published in The Wall Street Journal in effect on the date such payment was required to be made through the date such payment was actually received, or such lesser rate as is the maximum permitted by Applicable Law.

(e) Notwithstanding anything to the contrary contained herein, the Company (solely on behalf of itself) (i) waives any rights or claims and (ii) agrees not to commence any Proceeding, in each case against any Financing Source in connection with this Agreement, the Debt Financing or in respect of any other document or any of the transactions contemplated hereby or thereby or any theory of law or equity (whether in tort, contract or otherwise) or in respect of any oral or written representations made or alleged to be made in connection herewith or therewith and agrees to cause any such Proceeding caused by the Company (solely on behalf of itself) to be dismissed and otherwise terminated. In furtherance and not in limitation of the foregoing waiver, it is acknowledged and agreed that no Financing Source shall have any liability for any claims or damages to the Company, its Subsidiaries or any Company Related Party in connection with this Agreement, the Debt Financing or the transactions contemplated hereby or thereby; provided, that nothing herein to the contrary shall prohibit Parent from enforcing its rights directly against the Financing Sources under the Debt Financing or causing the Financing Sources to fund (including by seeking specific performance thereunder) pursuant to the Debt Financing (and Parent agrees to do so consistent with its covenants and obligations in this Agreement).

Section 8.4 Amendment. Subject to Applicable Law, the parties hereto may modify or amend this Agreement, by written agreement executed and delivered by the duly authorized officers of each of the respective parties; provided that no amendment shall be made to this Agreement after the Effective Time; provided, further, that (a) after receipt of the Company Stockholder Approval or Parent Stockholder Approval, if any such amendment shall by Applicable Law require further approval of the stockholders of the Company or Parent, as applicable, the effectiveness of such amendment shall be subject to the approval of such stockholders and (b) without the prior written consent of the Financing Sources, no amendment shall be made to this Agreement that would adversely affect the rights of the Financing Sources as set forth in Section 8.3(e), Section 9.5, Section 9.7, Section 9.8 and Section 9.9.

Section 8.5 Extension; Waiver. The conditions to each of the parties’ obligations to consummate the Mergers are for the sole benefit of such party and may be waived by such party (without the approval of the stockholders of the Company) in whole or in part to the extent permitted by Applicable Law. At any time prior to the Effective Time, the Company or Parent may (a) waive or extend the time for the performance of any of the obligations or other acts of Parent, Acquisition Sub or the Parent External Adviser, in the case of the Company, or the Company, in the case of Parent, or (b) waive any inaccuracies in the representations and warranties contained in this Agreement or in any document delivered pursuant to this Agreement on the part of Parent, Acquisition Sub or the Parent External Adviser, in the case of the Company, or the Company, in the case of Parent. Any agreement on the part of a party to any such extension or waiver shall be valid only if set forth in an instrument in writing signed on behalf of such party and expressly setting forth the nature of such extension or waiver. The failure of any party to this Agreement to assert any of its rights under this Agreement or otherwise shall not constitute a waiver of such rights.

Section 8.6 Expenses; Transfer Taxes. Except as expressly set forth herein (including Section 8.3), all expenses incurred in connection with this Agreement and the transactions contemplated hereby shall be paid by the party incurring such expenses, provided that Parent shall pay all costs and expenses in connection with the filings of the notification and report forms under the HSR Act in connection with the transactions contemplated hereby. Other than Taxes imposed upon holders of Company Common Stock, Parent shall pay all (a) transfer, stamp and documentary Taxes or fees and (b) sales, use, gains, real property transfer and other similar Taxes or fees arising out of or in connection with this Agreement.

ARTICLE IX

GENERAL PROVISIONS

Section 9.1 Non-Survival of Representations, Warranties and Agreements. The representations and warranties and covenants and agreements (to the extent such covenant or agreement contemplates or requires performance prior to the Closing) in this Agreement and any certificate delivered pursuant hereto by any Person shall terminate at the Effective Time or, except as provided in Section 8.2, upon the termination of this Agreement pursuant to Section 8.1, as the case may be, except that this Section 9.1 shall not limit any covenant or agreement of the parties which by its terms contemplates performance after the Effective Time or after termination of this Agreement, including those contained in Section 6.7.

Section 9.2 Notices. All notices, consents and other communications hereunder shall be in writing and shall be given (and shall be deemed to have been duly given upon receipt) by hand delivery, by prepaid overnight courier (providing written proof of delivery) or by confirmed facsimile transmission or electronic mail, addressed as follows:

if to Parent, Acquisition Sub or the Parent External Adviser:

Crescent Capital Group LP

11100 Santa Monica Boulevard, Suite 2000

Los Angeles, CA 90025

Phone:         310-235-5951

Fax:             310-235-5900

Email:         Jason.Breaux@crescentcap.com

Attention:   Jason Breaux

Crescent Capital Group LP

11100 Santa Monica Boulevard, Suite 2000

Los Angeles, CA 90025

Phone:     310-235-5971

Fax:         310-235-5900

Email:      George.Hawley@crescentcap.com

Attention: George Hawley

with a copy (which shall not constitute notice) to:

Kirkland & Ellis LLP

2029 Century Park East, Suite 1400

Los Angeles, CA 90067

Phone:     (213) 680-8400

Fax:         (310) 552-5900

Email:     monica.shilling@kirkland.com

                joshua.zachariah@kirkland.com

Attention: Monica J. Shilling, P.C.

                Joshua M. Zachariah, P.C.

if to the Company:

Alcentra Capital Corporation

200 Park Avenue, 7th Floor

New York, NY 10166

Phone: (212) 922-8240

Email: ellida.mcmillan@alcentra.com

Attention: Ellida McMillan

with a copy (which shall not constitute notice) to:

Dechert LLP

1900 K Street NW

Washington, DC 20006

Phone:     (202) 261-3300

Fax:         (202) 261-3333

Email:     harry.pangas@dechert.com

                gregory.schernecke@dechert.com

Attention: Harry Pangas, Esq.

                Gregory A. Schernecke, Esq.

or to such other address, electronic mail address or facsimile number for a party as shall be specified in a notice given in accordance with this Section 9.2; provided that any notice received by facsimile transmission or electronic mail or otherwise at the addressee’s location on any Business Day after 5:00 p.m. (addressee’s local time) or on any day that is not a Business Day shall be deemed to have been received at 9:00 a.m. (addressee’s local time) on the next Business Day; provided, further, that notice of any change to the address or any of the other details specified in or pursuant to this Section 9.2 shall not be deemed to have been received until, and shall be deemed to have been received upon, the later of the date specified in such notice or the date that is five (5) Business Days after such notice would otherwise be deemed to have been received pursuant to this Section 9.2.

Section 9.3 Interpretation; Certain Definitions.

(a) The parties have participated collectively in the negotiation and drafting of this Agreement. In the event an ambiguity or question of intent or interpretation arises, this Agreement shall be construed as if drafted collectively by the parties, and no presumption or burden of proof shall arise favoring or disfavoring any party by virtue of the authorship of any provisions of this Agreement.

(b) Disclosure of any fact, circumstance or information in any Section of the Company Disclosure Letter or Parent Disclosure Letter shall be deemed to be disclosure of such fact, circumstance or information with respect to any other Section of the Company Disclosure Letter or Parent Disclosure Letter, respectively, if it is reasonably apparent that such disclosure relates to any such other Section. The inclusion of any item in the Company Disclosure Letter or Parent Disclosure Letter shall not be deemed to be an admission or evidence of materiality of such item, nor shall it establish any standard of materiality for any purpose whatsoever. Notwithstanding anything to the contrary, the inclusion of an approval in the definition of “Parent Stockholder Approval” shall not be deemed to be an admission or evidence that such approval is required in connection with the consummation of the transactions contemplated hereby.

(c) The words “hereof,” “herein,” “hereby,” “hereunder” and “herewith” and words of similar import shall refer to this Agreement as a whole and not to any particular provision of this Agreement. References to articles, sections, paragraphs, exhibits, annexes and schedules are to the articles, sections and paragraphs of, and exhibits, annexes and schedules to, this Agreement, unless otherwise specified, and the table of contents and headings in this Agreement are for reference purposes only and shall not affect in any way the meaning or interpretation of this Agreement. Whenever the words “include,” “includes” or “including” are used in this Agreement, they shall be deemed to be followed by the phrase “without limitation.” Words describing the singular number shall be deemed to include the plural and vice versa, words denoting any gender shall be deemed to include all genders, words denoting natural persons shall be deemed to include business entities and vice versa and references to a Person are also to its permitted successors and assigns. The phrases “the date of this Agreement” and “the date hereof” and terms or phrases of similar import shall be deemed to refer to August 12, 2019, unless the context requires otherwise. References to any statute shall be deemed to refer to such statute as amended from time to time and to any rules or regulations promulgated thereunder (provided that for purposes of any representations and warranties contained in this Agreement that are made as of a specific date or dates, references to any statute shall be deemed to refer to such statute, as amended, and to any rules or regulations promulgated thereunder, in each case, as of such date). Terms defined in the text of this Agreement have such meaning throughout this Agreement, unless otherwise indicated in this Agreement, and all terms defined in this Agreement shall have the meanings when used in any certificate or other document made or delivered pursuant hereto unless otherwise defined therein. Any Law defined or referred to herein or in any agreement or instrument that is referred to herein means such Law as from time to time amended, modified or supplemented, including (in the case of statutes) by succession of comparable successor Laws (provided that for purposes of any representations and warranties contained in this Agreement that are made as of a specific date or dates, references to any statute shall be deemed to refer to such statute, as amended, and to any rules or regulations promulgated thereunder, in each case, as of such date). All references to “$” refer to currency of the United States.

Section 9.4 Severability. If any term, provision, covenant or restriction of this Agreement is held by a court of competent jurisdiction or other authority to be invalid, void, unenforceable or against its regulatory policy, the remainder of the terms, provisions, covenants and restrictions of this Agreement shall remain in full force and effect and shall in no way be affected, impaired or invalidated. Upon such determination that any term or other provision is invalid, illegal or incapable of being enforced, the parties hereto shall negotiate in good faith to modify this Agreement so as to effect the original intent of the parties as closely as possible in a mutually acceptable manner in order that the First Merger be consummated as originally contemplated to the fullest extent possible.

Section 9.5 Assignment. Neither this Agreement nor any of the rights, interests or obligations hereunder shall be assigned by any of the parties hereto (whether by operation of Law or otherwise) without the prior written consent of the other parties; provided, that Parent may assign this Agreement, effective at and after the Closing, to the Financing Sources and any parties providing the Debt Financing pursuant to the terms thereof for purposes of creating a security interest herein or otherwise assign this Agreement as collateral in respect of such Debt Financing. Subject to the preceding sentence, this Agreement will be binding upon, inure to the benefit of and be enforceable by the parties and their respective permitted successors and assigns. Any attempted assignment in violation of this Section 9.5 shall be null and void.

Section 9.6 Entire Agreement. This Agreement (including the exhibits, annexes and appendices hereto) constitutes, together with the Confidentiality Agreement, the Company Disclosure Letter and the Parent Disclosure Letter, the entire agreement, and supersedes all other prior agreements and understandings, both written and oral, among the parties, or any of them, with respect to the subject matter hereof.

Section 9.7 No Third-Party Beneficiaries. This Agreement is not intended to and shall not confer upon any Person other than the parties hereto any rights or remedies hereunder; provided, however, that it is specifically intended that the D&O Indemnified Parties (with respect to Section 6.7 and this Section 9.7 from and after the Effective Time), the Parent External Adviser (with respect to Article II, Section 3.26, Section 4.28, Section 4.29, Section 6.4(d), Section 6.5(a), Section 6.9, and this Section 9.7) and the Financing Sources (with respect to Section 8.4, Section 8.3(e), Section 9.5, this Section 9.7 and Section 9.8), regardless of whether the Debt Financing is consummated, are intended third-party beneficiaries hereof.

Section 9.8 Governing Law; Jurisdiction; Waiver of Jury Trial. This Agreement shall be governed and construed in accordance with the Laws of the State of Maryland applicable to contracts made and performed entirely within such state, without regard to any applicable conflicts of law principles that would cause the application of the Laws of another jurisdiction, except to the extent governed by the Investment Company Act, in which case the latter shall control. Notwithstanding the foregoing, each of the parties agrees that any interpretation of any commitment letters or fee letters related to the Debt Financing and all matters relating thereto, shall be governed and construed in accordance with the domestic laws of the State of New York, without giving effect to any choice of law or conflict of law provision or rule (whether of the State of New York or any other jurisdiction) that would cause the application of the Laws of any jurisdiction other than the State of New York. The parties hereto agree that any Proceeding brought by any party to enforce any provision of, or based on any matter arising out of or in connection with, this Agreement or the transactions contemplated hereby shall be brought in the Circuit Court for Baltimore City, Maryland, or if jurisdiction over the matter is vested exclusively in federal courts, the United States District Court for the District of Maryland, and the appellate courts to which orders and judgments therefore may be appealed (collectively, the “Acceptable Courts”). In any such judicial proceeding, each of the parties further consents to the assignment of any proceeding in the Circuit Court for Baltimore City, Maryland to the Business and Technology Case Management Program pursuant to Maryland Rule 16-205 (or any successor thereof). Each of the parties hereto submits to the jurisdiction of any Acceptable Court in any Proceeding seeking to enforce any provision of, or based on any matter arising out of or in connection with, this Agreement or the transactions contemplated hereby, and hereby irrevocably waives the benefit of jurisdiction derived from present or future domicile or otherwise in such Proceeding. Each party hereto irrevocably waives, to the fullest extent permitted by Law, any objection that it may now or hereafter have to the laying of the venue of any Proceeding in any such Acceptable Court or that any such Proceeding brought in any such Acceptable Court has been brought in an inconvenient forum. Notwithstanding anything to the contrary in this Agreement, each of the parties hereto agrees that it will not bring or support any action, cause of action, claim, cross-claim or third-party claim of any kind or description, whether in law or in equity, whether in contract or in tort or otherwise, against the Financing Sources and their respective current, former or future directors, officers, general or limited partners, stockholders, members, managers, controlling Persons, Affiliates, employees or Representatives in any way relating to this Agreement or any of the transactions contemplated by this Agreement, including any dispute arising out of or relating in any way to the Debt Financing or the performance thereof, in any forum other than the Supreme Court of the State of New York, County of New York, or, if under Applicable Law exclusive jurisdiction is vested in the federal courts, the United States District Court for the Southern District of New York (and appellate courts thereof). EACH PARTY HERETO ACKNOWLEDGES AND AGREES THAT ANY CONTROVERSY WHICH MAY ARISE UNDER THIS AGREEMENT IS LIKELY TO INVOLVE COMPLICATED AND DIFFICULT ISSUES, AND THEREFORE EACH SUCH PARTY HEREBY IRREVOCABLY AND UNCONDITIONALLY WAIVES ANY AND ALL RIGHT TO TRIAL BY JURY IN ANY LEGAL PROCEEDING ARISING OUT OF OR RELATING TO THIS AGREEMENT AND THE TRANSACTIONS CONTEMPLATED HEREBY, IN EACH CASE INCLUDING ANY LEGAL PROCEEDING AGAINST ANY FINANCING SOURCE ARISING OUT OF OR RELATED TO THE TRANSACTIONS CONTEMPLATED HEREBY OR THE DEBT FINANCING. Each party hereto (a) certifies that no Representative of any other party has represented, expressly or otherwise, that such other party would not, in the event of any action, suit or proceeding, seek to enforce the foregoing waiver, (b) certifies that it makes this waiver voluntarily and (c) acknowledges that it and the other parties hereto have been induced to enter into this Agreement, by, among other things, the mutual waiver and certifications in this Section 9.8.

Section 9.9 Specific Performance.

(a) The parties agree that irreparable damage for which monetary damages, even if available, would not be an adequate remedy, would occur in the event that any party hereto does not perform the provisions of this Agreement (including failing to take such actions as are required of it hereunder to consummate this Agreement) in accordance with its specified terms or otherwise breach such provisions. Accordingly, the parties acknowledge and agree that the parties shall be entitled to an injunction, specific performance and other equitable relief to prevent breaches of this Agreement and to enforce specifically the terms and provisions hereof (without proof of actual damages), in addition to any other remedy to which they are entitled at law or in equity. Each of the parties agrees that it will not oppose the granting of an injunction, specific performance and other equitable relief on the basis that any other party has an adequate remedy at law or that any award of specific performance is not an appropriate remedy for any reason at law or in equity. Any party seeking an injunction or injunctions to prevent breaches of this Agreement and to enforce specifically the terms and provisions of this Agreement shall not be required to provide any bond or other security in connection with any such order or injunction. Notwithstanding anything to the contrary contained herein, this Section 9.9 is not intended and shall not be construed to limit in any way the provisions of Section 8.3(c).

(b) Notwithstanding Section 9.9(a) or anything else to the contrary, it is expressly agreed that the right of the Company to obtain an injunction, specific performance or other equitable remedies in connection with enforcing Parent’s and Acquisition Sub’s obligation to effect the Closing, shall be subject to the requirements that: the Company has irrevocably confirmed in writing that all of the conditions set forth in Section 7.1 and Section 7.2 have been satisfied (and continue to be satisfied) or waived (other than those conditions that by their nature are intended to be satisfied at the Closing, but subject to those conditions being capable of being satisfied at the Closing) at the time when the Closing would have occurred or been required to occur pursuant to Article I.

(c) Notwithstanding anything in this Agreement to the contrary, while each of the parties may pursue both a grant of specific performance in accordance with (but subject to the limitations of) this Section 9.9 and the payment of monetary damages, including the Company Termination Fee, as applicable, in no event will any of the parties be permitted or entitled to receive both a grant of specific performance under this Section 9.9 that results in a Closing and any monetary damages, including all or any portion of the Company Termination Fee, as applicable.

Section 9.10 Counterparts. This Agreement may be executed in multiple counterparts, all of which shall together be considered one and the same agreement. Delivery of an executed signature page to this Agreement by electronic transmission shall be as effective as delivery of a manually signed counterpart of this Agreement.

[Remainder of page intentionally left blank; signature page follows.]

IN WITNESS WHEREOF, Parent, Acquisition Sub, the Parent External Adviser and the Company have caused this Agreement to be executed as of the date first written above by their respective officers thereunto duly authorized.

CRESCENT CAPITAL BDC, INC.

By:	/s/ Jason A. Breaux
Name: Jason A. Breaux
Title: Chief Executive Officer, CBDC

ATLANTIS ACQUISITION SUB, INC.

By:	/s/ Jason A. Breaux
Name: Jason A. Breaux
Title: Chief Executive Officer

CBDC ADVISORS, LLC

By:	/s/ Jason A. Breaux
Name: Jason A. Breaux
Title: Chief Executive Officer, CBDC

By:	/s/ George P. Hawley
Name: George P. Hawley
Title: General Counsel

ALCENTRA CAPITAL CORPORATION

By:	/s/ Suhail A. Shaikh
Name: Suhail A. Shaikh
Title: Chief Executive Officer

[Signature Page to Agreement and Plan of Merger]

Appendix A

As used in this Agreement, the following terms shall have the following meanings:

“Acceptable Confidentiality Agreement” shall have the meaning set forth in Section 6.6(c).

“Acceptable Courts” shall have the meaning set forth in Section 9.8.

“Acquisition Sub” shall have the meaning set forth in the Preamble.

“Adviser Material Adverse Effect” shall mean any fact, circumstance, event, change, occurrence or effect that would have or would reasonably be expected to have, individually or in the aggregate, a material adverse effect on, (1) the business, condition (financial or otherwise), properties, liabilities, assets or results of operations of the Company Investment Adviser or the Parent External Adviser, as applicable, or (2) the ability of the Company Investment Adviser or the Company or the Parent External Adviser or Parent, as applicable, to timely perform its or their obligations under this Agreement or consummate the transactions contemplated hereby; provided, however, that none of the following shall constitute or be taken into account in determining whether an Adviser Material Adverse Effect shall have occurred or exists or would reasonably be expected to occur or exist: (i) changes in general economic, financial market, business or geopolitical conditions; (ii) general changes or developments in any of the industries or markets in which the Company Investment Adviser or the Parent External Adviser, as applicable, operates (or applicable portions or segments of such industries or markets); (iii) changes in any Applicable Law or applicable accounting regulations or principles or interpretations thereof; (iv) any change in the price or trading volume of the Company’s or Parent’s securities, as applicable, in and of itself (provided that the facts or occurrences giving rise to or contributing to such change that are not otherwise excluded from the definition of “Adviser Material Adverse Effect” may be taken into account in determining whether there has been an Adviser Material Adverse Effect); (v) any failure by the Company Investment Adviser or Parent External Adviser, as applicable, to meet published analyst estimates or expectations of the Company Investment Adviser’s or the Parent External Adviser’s revenue, earnings or other financial performance or results of operations, as applicable, for any period, in and of itself (provided that the facts or occurrences giving rise to or contributing to such failure that are not otherwise excluded from the definition of “Adviser Material Adverse Effect” may be taken into account in determining whether there has been an Adviser Material Adverse Effect); (vi) any failure by the Company Investment Adviser or the Parent External Adviser, as applicable, to meet its internal or published projections, budgets, plans or forecasts of its revenues, earnings or other financial performance or results of operations, in and of itself (provided that the facts or occurrences giving rise to or contributing to such failure that are not otherwise excluded from the definition of “Adviser Material Adverse Effect” may be taken into account in determining whether there has been an Adviser Material Adverse Effect); (vii) any outbreak or escalation of hostilities or war or any act of terrorism, or any acts of God or natural disasters; (viii) the announcement of this Agreement, including (A) the initiation of litigation by any stockholders of the Company or any stockholders of Parent, in each case, with respect to this Agreement or the transactions contemplated hereby, or (B) any termination of, reduction in or similar negative impact on relationships, contractual or otherwise, with any Portfolio Companies

Appendix 1

of Parent and its Subsidiaries due to the announcement of this Agreement; (ix) any action taken by the Company Investment Adviser or the Parent External Adviser which is required to be taken pursuant to this Agreement; and (x) any actions taken (or omitted to be taken) at the written request of the Company or Parent, as applicable, to the extent taken in accordance with such request; provided that the facts, circumstances, events, changes, occurrences or effects set forth in clauses (i) through (iii) and (vii) above shall be taken into account in determining whether an Adviser Material Adverse Effect has occurred to the extent (but only to such extent) such facts, circumstances, events, changes, occurrences or effects have a disproportionate adverse impact on the Company Investment Adviser or the Parent External Adviser, as applicable, relative to the other participants in the industries in which the Company and its Subsidiaries or Parent and its Subsidiaries, as applicable, operate.

“Affiliate” of a Person shall mean any other Person that, directly or indirectly through one or more intermediaries, controls or is controlled by or is under common control with the first Person (it being understood that no portfolio company in which any Person has, directly or indirectly, made a debt or equity investment that is, would or should be reflected in the schedule of investments included in the quarterly or annual reports of such Person that are filed with the SEC shall be an Affiliate of such Person).

“Agreement” shall have the meaning set forth in the Preamble.

“Alternative Acquisition Agreement” shall have the meaning set forth in Section 6.6(d).

“Antitrust Laws” shall have the meaning set forth in Section 3.4.

“Applicable Law” shall mean any domestic or foreign federal, state or local statute, law (whether statutory or common law), ordinance, rule, administrative interpretation, regulation, order, writ, judgment or directive (including those of any self-regulatory organization) applicable to and legally binding on the Company Investment Adviser, the Parent External Adviser, Company, Parent, Acquisition Sub or any of their respective Affiliates, directors, employees or agents, as the case may be.

“Articles of First Merger” shall have the meaning set forth in Section 1.3(a).

“Articles of Second Merger” shall have the meaning set forth in Section 1.3(b).

“Bankruptcy and Equity Exception” shall have the meaning set forth in Section 3.3(a).

“BDC” shall have the meaning set forth in the Recitals.

“Blue Sky Laws” shall mean state securities or “blue sky” laws.

“BofA Merrill Lynch” shall have the meaning set forth in Section 4.22.

“Book-Entry Shares” shall have the meaning set forth in Section 2.1(a)(ii).

Appendix 2

“Business Day” shall mean any day other than a Saturday, Sunday or a day on which all banking institutions in New York, New York or Los Angeles, California are authorized or obligated by Law or executive order to close.

“Cash Consideration” shall have the meaning set forth in Section 2.1(a)(ii).

“Certificates” shall have the meaning set forth in Section 2.1(a)(ii).

“Closing” shall have the meaning set forth in Section 1.2.

“Closing Date” shall have the meaning set forth in Section 1.2.

“Code” shall mean the Internal Revenue Code of 1986, as amended.

“Company” shall have the meaning set forth in the Preamble.

“Company 10-Q” shall mean the Quarterly Report on Form 10-Q for the quarter ended June 30, 2019 filed by the Company on August 7, 2019.

“Company Adverse Recommendation Change” shall have the meaning set forth in Section 6.3(b).

“Company Board” shall have the meaning set forth in the Recitals.

“Company Common Stock” shall have the meaning set forth in Section 2.1(a)(i).

“Company Disclosure Letter” shall mean the disclosure letter delivered by the Company to Parent simultaneously with the execution of this Agreement.

“Company Fundamental Representations” shall have the meaning set forth in Section 7.2(a).

“Company Independent Committee” shall have the meaning set forth in the Recitals.

“Company Investment Adviser” shall mean Alcentra NY, LLC.

“Company Investment Advisory Agreement” shall mean the Amended and Restated Investment Advisory Agreement, dated as of May 4, 2018 by and between the Company and the Company Investment Adviser.

“Company IPR” shall mean all Intellectual Property Rights owned, in whole or part, by the Company or its Subsidiaries.

“Company Material Adverse Effect” shall mean any fact, circumstance, event, change, occurrence or effect that would have or would reasonably be expected to have, individually or in the aggregate, a material adverse effect on, (1) the business, condition (financial or otherwise), properties, liabilities, assets or results of operations of the Company and its Subsidiaries, taken as a whole, or (2) the ability of the Company to timely perform its

Appendix 3

obligations under this Agreement or consummate the transactions contemplated hereby; provided, however, that none of the following shall constitute or be taken into account in determining whether a Company Material Adverse Effect shall have occurred or exists or would reasonably be expected to occur or exist, with respect to clause (1) above: (i) changes in general economic, financial market, business or geopolitical conditions; (ii) general changes or developments in any of the industries or markets in which the Company, any of its Subsidiaries, or any of the Portfolio Companies operate (or applicable portions or segments of such industries or markets); (iii) changes in any Applicable Law or applicable accounting regulations or principles or interpretations thereof; (iv) any change in the price or trading volume of the Company’s or any of the Portfolio Companies’ securities or other financial instruments, in and of itself (provided that the facts or occurrences giving rise to or contributing to such change that are not otherwise excluded from the definition of “Company Material Adverse Effect” may be taken into account in determining whether there has been a Company Material Adverse Effect); (v) any failure by the Company or any of the Portfolio Companies to meet published analyst estimates or expectations of the Company’s or such Portfolio Company’s revenue, earnings or other financial performance or results of operations for any period, in and of itself (provided that the facts or occurrences giving rise to or contributing to such failure that are not otherwise excluded from the definition of “Company Material Adverse Effect” may be taken into account in determining whether there has been a Company Material Adverse Effect); (vi) any failure by the Company, any of its Subsidiaries, or any Portfolio Company to meet its internal or published projections, budgets, plans or forecasts of its revenues, earnings or other financial performance or results of operations, in and of itself (provided that the facts or occurrences giving rise to or contributing to such failure that are not otherwise excluded from the definition of “Company Material Adverse Effect” may be taken into account in determining whether there has been a Company Material Adverse Effect); (vii) any outbreak or escalation of hostilities or war or any act of terrorism, or any acts of God or natural disasters; (viii) the announcement of this Agreement, including (A) the initiation of litigation by any stockholders of the Company or any stockholders of Parent, in each case, with respect to this Agreement or the transactions contemplated hereby, or (B) any termination of, reduction in or similar negative impact on relationships, contractual or otherwise, with any Portfolio Companies of the Company and its Subsidiaries due to the announcement of this Agreement; (ix) any action taken by the Company, any of its Subsidiaries or any Portfolio Company, in each case which is required to be taken pursuant to this Agreement; (x) any matter specifically disclosed in the Company Disclosure Letter and (xi) any actions taken (or omitted to be taken) at the written request of Parent to the extent taken in accordance with such request; provided that the facts, circumstances, events, changes, occurrences or effects set forth in clauses (i) through (iii) and (vii) above shall be taken into account in determining whether a Company Material Adverse Effect has occurred to the extent (but only to such extent) such facts, circumstances, events, changes, occurrences or effects have a disproportionate adverse impact on the Company and its Subsidiaries, taken as a whole, relative to the other participants in the industries in which the Company and its Subsidiaries operate.

“Company Material Contract” shall have the meaning set forth in Section 3.15(a).

“Company Recommendation” shall mean the recommendation of the Company Board that the stockholders of the Company approve the First Merger.

Appendix 4

“Company Related Parties” shall have the meaning set forth in Section 8.3(c).

“Company SEC Documents” shall have the meaning set forth in Section 3.6(a).

“Company Stockholder Approval” shall have the meaning set forth in Section 3.19.

“Company Stockholders’ Meeting” shall have the meaning set forth in Section 6.3(b).

“Company Termination Fee” shall mean $4,281,720.

“Company’s Bylaws” shall have the meaning set forth in Section 3.1.

“Company’s Charter” shall have the meaning set forth in Section 3.1.

“Competing Proposal” shall have the meaning set forth in Section 6.6(f)(i).

“Confidentiality Agreement” shall mean the confidentiality agreement, dated March 8, 2019, between Crescent Capital Group LP and the Company.

“Consent” shall have the meaning set forth in Section 3.4.

“Contract” shall mean any written agreement, contract, subcontract, lease, sublease, investment advisory agreement, administration agreement, conditional sales contract, purchase order, sales order, task order, delivery order, license, indenture, note, bond, loan, instrument, understanding, permit, concession, franchise, commitment or other agreement.

“Control” shall mean the possession, directly or indirectly, of the power to direct or cause the direction of the management and policies of a Person, whether through the ownership of voting securities or partnership or other interests, by contract or otherwise. For purposes of this definition, a general partner or managing member of a Person shall always be considered to Control such Person. The terms “Controlling” and “Controlled” shall have correlative meanings.

“D&O Indemnified Parties” shall have the meaning set forth in Section 6.7(a).

“Debt Commitment Letter” shall mean, collectively, the fully executed debt commitment letter, dated as of the date hereof, from Ally Bank, together with all exhibits, schedules, annexes, supplements, term sheets, amendments, supplements or modifications to such letter in effect as of the date hereof, and the fee letter described therein (provided, that the amounts, percentages and basis points of compensation may be redacted (none of which redacted provisions will adversely affect, or impose conditions on, the initial financing and/or the availability of the Debt Financing at the closing date of such Debt Financing)).

“Debt Financing” shall have the meaning set forth in Section 6.4(d)(i).

“DGCL” shall have the meaning set forth in the Recitals.

Appendix 5

“Effective Time” shall have the meaning set forth in Section 1.3(a).

“Environmental Laws” shall mean all applicable and legally enforceable Laws relating to pollution or protection of the environment, including Laws relating to Releases of Hazardous Materials and the manufacture, processing, distribution, use, treatment, storage, Release, transport or handling of Hazardous Materials, including the Federal Water Pollution Control Act (33 U.S.C. §1251 et seq.), the Resource Conservation and Recovery Act of 1976 (42 U.S.C. §6901 et seq.), the Safe Drinking Water Act (42 U.S.C. §3000(f) et seq.), the Toxic Substances Control Act (15 U.S.C. §2601 et seq.), the Clean Air Act (42 U.S.C. §7401 et seq.), the Oil Pollution Act of 1990 (33 U.S.C. §2701 et seq.), the Comprehensive Environmental Response, Compensation and Liability Act of 1980 (42 U.S.C. §9601 et seq.), the Endangered Species Act of 1973 (16 U.S.C. §1531 et seq.), and other similar state and local statutes, in effect as of the date hereof.

“ERISA” shall mean the Employee Retirement Income Security Act of 1974, as amended.

“ERISA Affiliate” shall mean, with respect to any entity, trade or business, any other entity, trade or business that is, or was at the relevant time, a member of a group described in Section 414(b), (c), (m) or (o) of the Code or Section 4001(b)(1) of ERISA that includes or included the first entity, trade or business, or that is, or was at the relevant time, a member of the same “controlled group” as the first entity, trade or business pursuant to Section 4001(a)(14) of ERISA.

“Exchange Act” shall mean the Securities Exchange Act of 1934, as amended, and the rules and regulations promulgated thereunder.

“Exchange Agent” shall have the meaning set forth in Section 2.2(a).

“Exchange Fund” shall have the meaning set forth in Section 2.2(a).

“Exchange Ratio” shall have the meaning set forth in Section 2.1(a)(ii).

“Existing Credit Facility” shall mean that certain Amended and Restated Secured Revolving Credit Agreement, dated as of September 21, 2018, by and among the Company, the lenders party thereto, and ING Capital LLC, as administrative agent, arranger and bookrunner.

“Existing Notes” shall mean the Company’s 6.500% Notes due 2022, 6.375% Notes due 2020, 6.750% Notes due 2022, 6.25% Notes due 2020, 6.50% Notes due 2020, 6.50% Notes due 2021, 6.375% Notes due 2021 and 6.25% Notes due 2021, in each case issued pursuant to the Existing Notes Indenture.

“Existing Notes Indenture” shall mean that certain Indenture dated as of January 30, 2015, by and between the Company and U.S. Bank National Association, as amended pursuant to that certain First Supplemental Indenture dated as of January 30, 2015; that Second Supplemental Indenture dated as of February 12, 2015; that Third Supplemental Indenture dated as of February 20, 2015; that Fourth Supplemental Indenture dated as of February 26, 2015; that

Appendix 6

Fifth Supplemental Indenture dated as of March 5, 2015; that Sixth Supplemental Indenture dated as of April 2, 2015; that Seventh Supplemental Indenture dated as of April 2, 2015; that Eighth Supplemental Indenture dated as of April 15, 2015; that Ninth Supplemental Indenture dated as of April 15, 2015; that Tenth Supplemental Indenture dated as of February 4, 2016; that Eleventh Supplemental Indenture dated as of February 11, 2016; that Twelfth Supplemental Indenture dated as of February 19, 2016; that Thirteenth Supplemental Indenture dated as of June 9, 2016; that Fourteenth Supplemental Indenture dated as of June 16, 2016; that Fifteenth Supplemental Indenture dated as of June 23, 2016; that Sixteenth Supplemental Indenture dated as of June 30, 2016; that Seventeenth Supplemental Indenture dated as of July 8, 2016; and that Eighteenth Supplemental Indenture dated as of July 14, 2016.

“FCPA” shall mean the United States Foreign Corrupt Practices Act of 1977.

“Financing Sources” shall have the meaning set forth in Section 6.4(d)(i)(4).

“First Merger” shall have the meaning set forth in the Recitals.

“Forecasts” shall have the meaning set forth in Section 4.29.

“Form N-14” shall have the meaning set forth in Section 3.7.

“GAAP” shall mean the United States generally accepted accounting principles, consistently applied in accordance with past practice.

“Governmental Authority” shall mean any United States (federal, state or local) or foreign government, or any governmental, regulatory, judicial or administrative authority, agency or commission.

“Hazardous Materials” shall mean all hazardous or toxic substances, materials or wastes, pollutants or contaminants defined as such by, or regulated as such under, any Environmental Laws.

“Houlihan Lokey” shall have the meaning set forth in Section 3.20.

“HSR Act” shall mean the Hart-Scott-Rodino Antitrust Improvements Act of 1976, as amended, and the rules and regulations thereunder.

“Indebtedness” shall mean (i) any indebtedness or other obligation for borrowed money, whether current, short-term or long-term and whether secured or unsecured, (ii) any indebtedness evidenced by a note, bond, debenture or other security or similar instrument, (iii) any liabilities or obligations with respect to interest rate swaps, collars, caps and similar hedging obligations or other financial agreements or arrangements entered into for the purpose of limiting or managing interest rate risks, (iv) any direct or contingent obligations under letters of credit, bankers’ acceptances, bank guarantees, surety bonds and similar instruments, each to the extent drawn upon and unpaid, (v) any obligation to pay the deferred purchase price of property or services (other than trade accounts payable in the ordinary course of business), (vi) any capitalized lease obligations and (vii) guarantees, endorsements and assumptions in respect of any of the foregoing clauses (i) through (vi).

Appendix 7

“Inquiry” shall have the meaning set forth in Section 6.6(a).

“Intellectual Property Rights” shall have the meaning set forth in Section 3.13(c).

“Intended Tax Treatment” shall have the meaning set forth in Section 6.15(a).

“Intervening Event” shall mean a material event, occurrence, development or change in circumstances with respect to the Company and its Subsidiaries, taken as a whole, that occurred or arose after the date of this Agreement, which was unknown to, nor reasonably foreseeable by, the Company Board as of the date of this Agreement and becomes known to or by the Company Board prior to the time the Company Stockholder Approval is obtained; provided, however, that none of the following will constitute, or be considered in determining whether there has been, an Intervening Event: (i) the receipt, existence of or terms of an Inquiry or Competing Proposal or any matter relating thereto or consequence thereof; and (ii) changes in the market price or trading volume of the Company Common Stock or meeting or exceeding any Forecasts (provided, however, that the underlying causes of such change or fact shall not be excluded by this clause (ii)).

“Investment Advisers Act” shall mean the Investment Advisers Act of 1940, as amended, and the rules and regulations of the SEC promulgated thereunder.

“Investment Company Act” shall mean the Investment Company Act of 1940, as amended, and the rules and regulations of the SEC promulgated thereunder.

“IRS” shall mean the United States Internal Revenue Service.

“Joint Proxy Statement” shall have the meaning set forth in Section 3.7.

“Knowledge” shall mean (i) with respect to the Company, the actual knowledge of those persons set forth in Section A-1 of the Company Disclosure Letter, after reasonable inquiry by each such person, (ii) with respect to Parent, the actual knowledge of those persons set forth in Section A-1 of the Parent Disclosure Letter, after reasonable inquiry by each such person and (iii) with respect to the Parent External Adviser, the actual knowledge of those persons set forth in Section A-2 of the Parent Disclosure Letter, after reasonable inquiry by each such person.

“Law” shall mean any and all domestic (federal, state or local) or foreign laws, rules, regulations, orders, judgments or decrees promulgated by any Governmental Authority.

“Lien” shall mean liens, claims, mortgages, encumbrances, pledges, security interests or charges of any kind.

“Maximum Repurchase Amount” shall have the meaning set forth in Section 6.21.

“Merger Consideration” shall have the meaning set forth in Section 2.1(a)(ii).

“Mergers” shall have the meaning set forth in the Recitals.

Appendix 8

“MGCL” shall have the meaning set forth in the Recitals.

“NASDAQ” shall mean The NASDAQ Stock Market.

“Notice of Adverse Recommendation” shall have the meaning set forth in Section 6.6(d)(i).

“Notice of Superior Proposal” shall have the meaning set forth in Section 6.6(d)(i).

“Order” shall mean any decree, order, judgment, injunction, temporary restraining order or other order in any Proceeding by or with any Governmental Authority.

“Parent” shall have the meaning set forth in the Preamble.

“Parent 10-Q” shall mean the Quarterly Report on Form 10-Q for the quarter ended June 30, 2019 to be filed by Parent on August 12, 2019 substantially in the form provided to the Company on the date of this Agreement.

“Parent Board” shall have the meaning set forth in the Recitals.

“Parent Cash Consideration” shall have the meaning set forth in Section 2.2(a).

“Parent Common Stock” shall have the meaning set forth in Section 2.1(a)(ii).

“Parent Disclosure Letter” shall mean the disclosure letter delivered by Parent to the Company simultaneously with the execution of this Agreement.

“Parent DRIP” shall have the meaning set forth in Section 2.2(d).

“Parent External Adviser” shall have the meaning set forth in the Preamble.

“Parent External Adviser Cash Consideration” shall have the meaning set forth in Section 2.2(a).

“Parent External Adviser Permits” shall have the meaning set forth in Section 5.4(a).

“Parent Forecasts” shall have the meaning set forth in Section 3.26.

“Parent Fundamental Representations” shall have the meaning set forth in Section 7.3(a).

“Parent Investment Advisory Agreement” shall mean the agreement entered into by the Parent External Adviser with Parent for the purpose of providing investment advisory or investment management services.

“Parent Investment Advisory Agreement Amendment” shall have the meaning set forth in the Recitals.

Appendix 9

“Parent Maryland Reincorporation” shall have the meaning set forth in the Recitals.

“Parent Material Adverse Effect” shall mean any fact, circumstance, event, change, occurrence or effect that would have or would reasonably be expected to have, individually or in the aggregate, a material adverse effect on, (1) the business, condition (financial or otherwise), properties, liabilities, assets or results of operations of Parent and its Subsidiaries, taken as a whole, or (2) the ability of Parent to timely perform its obligations under this Agreement or consummate the transactions contemplated hereby; provided, however, that none of the following shall constitute or be taken into account in determining whether a Parent Material Adverse Effect shall have occurred or exists or would reasonably be expected to occur or exist, with respect to clause (1) above: (i) changes in general economic, financial market, business or geopolitical conditions; (ii) general changes or developments in any of the industries or markets in which Parent or its Subsidiaries operate (or applicable portions or segments of such industries or markets); (iii) changes in any Applicable Law or applicable accounting regulations or principles or interpretations thereof; (iv) any change in the price or trading volume of Parent’s securities, in and of itself (provided that the facts or occurrences giving rise to or contributing to such change that are not otherwise excluded from the definition of “Parent Material Adverse Effect” may be taken into account in determining whether there has been a Parent Material Adverse Effect); (v) any failure by Parent to meet published analyst estimates or expectations of Parent’s revenue, earnings or other financial performance or results of operations for any period, in and of itself (provided that the facts or occurrences giving rise to or contributing to such failure that are not otherwise excluded from the definition of “Parent Material Adverse Effect” may be taken into account in determining whether there has been a Parent Material Adverse Effect); (vi) any failure by Parent to meet its internal or published projections, budgets, plans or forecasts of its revenues, earnings or other financial performance or results of operations, in and of itself (provided that the facts or occurrences giving rise to or contributing to such failure that are not otherwise excluded from the definition of “Parent Material Adverse Effect” may be taken into account in determining whether there has been a Parent Material Adverse Effect); (vii) any outbreak or escalation of hostilities or war or any act of terrorism, or any acts of God or natural disasters; (viii) the announcement of the Agreement, including (A) the initiation of litigation by any stockholders of the Company or any stockholders of Parent, in each case, with respect to this Agreement or the transactions contemplated hereby, or (B) any termination of, reduction in or similar negative impact on relationships, contractual or otherwise, with any Portfolio Companies of Parent and its Subsidiaries due to the announcement of this Agreement; (ix) any action taken by Parent or any of its Subsidiaries, in each case which is required to be taken pursuant to this Agreement; (x) any matter specifically disclosed in the Parent Disclosure Letter and (xi) any actions taken (or omitted to be taken) at the written request of the Company to the extent taken in accordance with such request; provided that the facts, circumstances, events, changes, occurrences or effects set forth in clauses (i) through (iii) and (vii) above shall be taken into account in determining whether a Parent Material Adverse Effect has occurred to the extent (but only to such extent) such facts, circumstances, events, changes, occurrences or effects have a disproportionate adverse impact on Parent and its Subsidiaries, taken as a whole, relative to the other participants in the industries in which Parent and its Subsidiaries operate.

“Parent Material Contract” shall have the meaning set forth in Section 4.16(a).

Appendix 10

“Parent Organizational Documents” shall mean the articles of incorporation, bylaws (or equivalent organizational or governing documents), and other organizational or governing documents, agreements or arrangements, each as amended to date, of each of Parent and Acquisition Sub.

“Parent Recommendation” shall mean the recommendation of the Parent Board that the stockholders of Parent approve the Parent Stock Issuance, the Parent Investment Advisory Agreement Amendment and the Parent Maryland Reincorporation.

“Parent SEC Documents” shall have the meaning set forth in Section 4.6(a).

“Parent Stock Issuance” shall have the meaning set forth in the Recitals.

“Parent Stockholder Approval” shall have the meaning set forth in Section 4.20.

“Parent Stockholders’ Meeting” shall have the meaning set forth in Section 6.3(c).

“Payoff Letter” shall have the meaning set forth in Section 6.13.

“Permit” shall mean any license, permit, variance, exemption, approval, qualification, or Order of any Governmental Authority.

“Permitted Lien” shall mean (i) any Lien for Taxes not yet due, being contested in good faith or for which adequate accruals or reserves have been established, (ii) statutory Liens of landlords and Liens of carriers, warehousemen, mechanics, materialmen, repairmen and other Liens imposed by Law, (iii) Liens incurred or deposits made in the ordinary course of business in connection with workers’ compensation, unemployment insurance or other types of social security or foreign equivalents, (iv) zoning, building codes, and other land use Laws regulating the use or occupancy of leased real property or the activities conducted thereon that are imposed by any Governmental Authority having jurisdiction over such leased real property and which are not violated by the current use and operation of such leased real property or the operation of the business of the Company and its Subsidiaries, (v) with respect to all leased real property, all Liens encumbering the interest of the fee owner or any superior lessor, sublessor or licensor, (vi) Liens securing indebtedness or liabilities that are reflected in the Company SEC Documents or incurred in the ordinary course of business since the date of the most recent annual report on Form 10-K filed with the SEC by the Company and Liens securing indebtedness or liabilities that have otherwise been disclosed to Parent in writing, (vii) such Liens or other imperfections of title, if any, that would not, individually or in the aggregate, be material to a Person and its Subsidiaries, taken as a whole, including Liens for any supplemental Taxes or assessments not shown by the public records, (viii) Liens disclosed on existing title reports or existing surveys, (ix) Liens securing acquisition financing with respect to the applicable asset, including refinancings thereof, (x) Liens described in Appendix A to the Company Disclosure Letter, (xi) in the case of Intellectual Property Rights, third party license agreements entered into in the ordinary course of business, (xii) any other Liens that will be released on or prior to the Closing Date and (xiii) the replacement, extension or renewal of any of the foregoing.

Appendix 11

“Person” shall mean an individual, a corporation, a limited liability company, a partnership, an association, a trust or any other entity or organization, including a Governmental Authority.

“Portfolio Company” shall mean (a) with respect to the Company and its Subsidiaries, any entity in which the Company or any of its Subsidiaries has made, makes or proposes to make a debt or equity investment that is, would or should be reflected in the Schedule of Investments included in the Company’s quarterly or annual reports and (b) with respect to Parent, any entity in which Parent or any of its Subsidiaries has made, makes or proposes to make a debt or equity investment that is, would or should be reflected in the Schedule of Investments included in Parent’s quarterly or annual SEC reports.

“Proceeding” shall mean an action, suit, arbitration, investigation, examination, litigation, lawsuit or other proceeding, whether civil, criminal or administrative.

“Quarterly Dividend” shall have the meaning set forth in Section 6.1(d).

“Reference Price” shall mean $19.57.

“Regulatory Documents” shall mean, with respect to a Person, all forms, reports, registration statements, schedules and other documents filed, or required to be filed, by such Person pursuant to applicable Securities Laws or the applicable rules and regulations of any United States or foreign governmental or non-governmental self-regulatory organization, agency or authority.

“Release” shall mean any actual or threatened release, spill, emission, discharge, leaking, pumping, injection, deposit, disposal, dispersal, leaching or migration of Hazardous Materials, including the movement of Hazardous Materials through or in the air, soil, surface water, groundwater or real property.

“Representative” shall mean, with respect to any Person, such Person’s Affiliates and its and their respective officers, directors, managers, partners, employees, accountants, counsel, financial advisors, consultants and other advisors or representatives.

“Repurchase Program” shall have the meaning set forth in Section 6.21.

“RIC” shall have the meaning set forth in Section 3.14(i).

“SDAT” shall have the meaning set forth in Section 1.3(a).

“SEC” shall mean the United States Securities and Exchange Commission.

“Second Effective Time” shall have the meaning set forth in Section 1.3(b).

“Second Merger” shall have the meaning set forth in the Recitals.

“Securities Act” shall mean the Securities Act of 1933, as amended, and the rules and regulations promulgated thereunder.

Appendix 12

“Securities Laws” shall mean the Securities Act, the Exchange Act, the Investment Company Act, the Investment Advisers Act, Blue Sky Laws, all similar foreign securities laws, and the rules and regulations promulgated thereunder.

“Share Consideration” shall have the meaning set forth in Section 2.1(a)(ii).

“Subsidiary” shall mean, as to any Person, any corporation, partnership, limited liability company, association or other business entity that is consolidated with such Person for financial reporting purposes under GAAP.

“Superior Proposal” shall have the meaning set forth in Section 6.6(f)(ii).

“Surviving Corporation” shall have the meaning set forth in the Recitals.

“Takeover Statutes” shall have the meaning set forth in Section 3.18.

“Tax” or “Taxes” shall mean any and all taxes, fees, levies, duties, tariffs, imposts, and other similar charges (together with any and all interest, penalties and additions to tax) imposed by any Governmental Authority or Taxing Authority including taxes or other charges on or with respect to income, franchises, windfall or other profits, gross receipts, property, sales, use, capital stock, payroll, employment, social security, workers’ compensation, unemployment compensation, or net worth, and taxes or other charges in the nature of excise, withholding, ad valorem, stamp, transfer, value added, or gains taxes.

“Tax Dividend” shall mean a dividend or dividends, other than any Quarterly Dividend, with respect to any applicable tax year, which is deductible pursuant to the dividends paid deduction under Section 562 of the Code, and shall have the effect of distributing to the Company’s stockholders all of its previously undistributed (i) “investment company taxable income” within the meaning of Section 852(b) of the Code (determined without regard to Section 852(b)(2)(D) of the Code), (ii) any prior year shortfall as determined under Section 4982(b)(2) of the Code, (iii) amounts constituting the excess of (A) the amount specified in Section 852(a)(1)(B)(i) of the Code over (B) the amount specified in Section 852(a)(1)(B)(ii) of the Code, and (iv) net capital gain (within the meaning of Section 1222(11) of the Code), if any, in each case recognized either in the applicable tax year or any prior tax year, or any other dividend or distribution necessary for the Company to maintain its qualification as a RIC, as reasonably determined by the Company.

“Tax Returns” shall mean returns, reports and information statements, including any schedule or attachment thereto, with respect to Taxes required to be filed with the IRS or any other Governmental Authority or Taxing Authority.

“Taxing Authority” shall mean any Governmental Authority having jurisdiction over the assessment, determination, collection or other imposition of any Tax.

“Termination Date” shall have the meaning set forth in Section 8.1(b)(i).

“Third Party” shall mean any Person or group other than Parent, Acquisition Sub and their respective Affiliates.

Appendix 13

Exhibit A

FORM OF MARYLAND ARTICLES OF INCORPORATION OF PARENT

[See attached.]

CRESCENT CAPITAL BDC, INC.

ARTICLES OF INCORPORATION

THIS IS TO CERTIFY THAT:

ARTICLE I

INCORPORATOR

The undersigned,                                         , whose address is                                         , being at least 18 years of age, by these Articles of Incorporation and by Articles of Conversion dated as of the date hereof, does hereby convert Crescent Capital BDC, Inc., a corporation formed under the laws of Delaware on February 5, 2015, into a corporation formed under the general laws of the State of Maryland (the “Conversion”).

ARTICLE II

NAME

The name of the corporation (the “Corporation”) is:

Crescent Capital BDC, Inc.

ARTICLE III

PURPOSE

The purposes for which the Corporation is formed are to engage in any lawful act or activity (including, without limitation or obligation, conducting and carrying on the business of a business development company under the Investment Company Act of 1940, as amended, and the rules promulgated thereunder (the “1940 Act”)) for which corporations may be organized under the general laws of the State of Maryland as now or hereafter in force.

Exhibit A-1

ARTICLE IV

PRINCIPAL OFFICE IN STATE AND RESIDENT AGENT

The address of the principal office of the Corporation in the State of Maryland is c/o CSC-Lawyers Incorporating Service Company, 7 Saint Paul Street, Suite 820, Baltimore, Maryland 21202. The name of the resident agent of the Corporation in the State of Maryland is CSC-Lawyers Incorporating Service Company, 7 Saint Paul Street, Suite 820, Baltimore, Maryland 21202. The resident agent is a Maryland corporation.

ARTICLE V

PROVISIONS FOR DEFINING, LIMITING

AND REGULATING CERTAIN POWERS OF THE

CORPORATION AND OF THE STOCKHOLDERS AND DIRECTORS

Section 5.1 Number, Classification and Election of Directors. The business and affairs of the Corporation shall be managed under the direction of the Board of Directors. The number of directors of the Corporation is five, which number may be increased or decreased only by the Board of Directors pursuant to the Bylaws of the Corporation (the “Bylaws”), but shall never be less than the minimum number required by the Maryland General Corporation Law (the “MGCL”).

The directors (other than any director elected solely by holders of shares of one or more classes or series of stock of the Corporation established pursuant to Section 6.4 hereof) shall be classified into three classes, Class I, Class II and Class III. Directors in Class II shall serve for a term ending at the annual meeting of stockholders to be held in 2020, directors in Class III shall serve for a term ending at the annual meeting of stockholders to be held in 2021 and directors in Class I shall serve for a term ending at the annual meeting of stockholders to be held in 2022 and, in each such case, until their successors are duly elected and qualify or until

Exhibit A-2

their earlier death, resignation or removal. The number of directors in each class shall be as nearly equal in number as possible, as determined by the Board of Directors. At each annual meeting of the stockholders, the successors to the class of directors whose term expires at such meeting shall be elected to serve for a term expiring at the annual meeting of stockholders held in the third year following the year of their election and until their successors are duly elected and qualify. The names of the directors who shall serve until their successors are duly elected and qualify are:

Name	Class
George G. Strong, Jr.	I
John S. Bowman	II
Michael S. Segal	II
Steven F. Strandberg	III
Christopher G. Wright	III

The Corporation elects, pursuant to Section 3-804(c) of the MGCL, that, subject to any requirements of the 1940 Act applicable to the Corporation and except as may be provided by the Board of Directors in setting the terms of any class or series of Preferred Stock (as defined herein), any and all vacancies on the Board of Directors may be filled only by the affirmative vote of a majority of the remaining directors in office, even if the remaining directors do not constitute a quorum, and any director elected to fill a vacancy shall serve for the remainder of the full term of the class in which such vacancy occurred and until a successor is duly elected and qualifies.

Exhibit A-3

Section 5.2 Extraordinary Actions. Except as specifically provided in Section 5.6 (relating to removal of directors) and in Section 7.2 (relating to certain actions and certain amendments to the charter of the Corporation (the “Charter”)), notwithstanding any provision of law requiring any action to be taken or approved by the affirmative vote of stockholders entitled to cast a greater number of votes, any such action shall be effective and valid if declared advisable by the Board of Directors and taken or approved by the affirmative vote of stockholders entitled to cast a majority of all the votes entitled to be cast on the matter.

Section 5.3 Authorization by Board of Stock Issuance. The Board of Directors may authorize the issuance from time to time of shares of stock of the Corporation of any class or series, whether now or hereafter authorized, or securities or rights convertible into shares of its stock of any class or series, whether now or hereafter authorized, for such consideration as the Board of Directors may deem advisable (or without consideration in the case of a stock split or stock dividend), subject to such restrictions or limitations, if any, as may be set forth in the Charter or the Bylaws.

Section 5.4 Preemptive and Appraisal Rights. Except as may be provided by the Board of Directors in setting the terms of classified or reclassified shares of stock pursuant to Section 6.4 or as may otherwise be provided by a contract approved by the Board of Directors, no holder of shares of stock of the Corporation shall, as such holder, have any preemptive right to purchase or subscribe for any additional shares of stock of the Corporation or any other security of the Corporation which it may issue or sell. Holders of shares of stock shall not be entitled to exercise any rights of an objecting stockholder provided for under Title 3, Subtitle 2 of the MGCL or any successor statute unless the Board of Directors, upon such terms and conditions as specified by the Board of Directors, shall determine that such rights apply, with respect to all or any shares of all or any classes or series of stock, to one or more transactions occurring after the date of such determination in connection with which holders of such shares would otherwise be entitled to exercise such rights.

Exhibit A-4

Section 5.5 Determinations by Board. The determination as to any of the following matters, made by or pursuant to the direction of the Board of Directors, shall be final and conclusive and shall be binding upon the Corporation and every holder of shares of its stock: the amount of the net income of the Corporation for any period and the amount of assets at any time legally available for the payment of dividends, acquisition of its stock or the payment of other distributions on its stock; the amount of paid-in surplus, net assets, other surplus, cash flow, funds from operations, adjusted funds from operations, net profit, net assets in excess of capital, undivided profits or excess of profits over losses on sales of assets; the amount, purpose, time of creation, increase or decrease, alteration or cancellation of any reserves or charges and the propriety thereof (whether or not any obligation or liability for which such reserves or charges shall have been created shall have been set aside, paid or discharged); any interpretation or resolution of any ambiguity with respect to any provision of the Charter (including any of the terms, preferences, conversion or other rights, voting powers or rights, restrictions, limitations as to dividends or other distributions, qualifications or terms or conditions of redemption of any shares of any class or series of stock of the Corporation) or of the Bylaws; the number of shares of stock of any class or series of the Corporation; the fair value, or any sale, bid or asked price to be applied in determining the fair value, of any asset owned or held by the Corporation or of any shares of stock of the Corporation; any matter relating to the acquisition, holding and disposition of any assets by the Corporation; any interpretation of the terms and conditions of one or more agreements with any person, corporation, association, company, trust, partnership (limited or general) or other entity; the compensation of directors, officers, employees or agents of the Corporation; or any other matter relating to the business and affairs of the Corporation or required or permitted by applicable law, the Charter or Bylaws or otherwise to be determined by the Board of Directors.

Exhibit A-5

Section 5.6 Removal of Directors. Subject to the rights of holders of one or more classes or series of stock established pursuant to Section 6.4 hereof to elect or remove one or more directors, any director, or the entire Board of Directors, may be removed from office at any time, but only for cause and then only by the affirmative vote of stockholders entitled to cast at least two-thirds of the votes entitled to be cast generally in the election of directors. For the purpose of this paragraph, “cause” shall mean, with respect to any particular director, conviction of a felony or a final judgment of a court of competent jurisdiction holding that such director caused demonstrable, material harm to the Corporation through bad faith or active and deliberate dishonesty.

Section 5.7 Advisor Agreements. Subject to such approval of stockholders and other conditions, if any, as may be required by any applicable statute, rule or regulation, the Board of Directors may authorize the execution and performance by the Corporation of one or more agreements with any person, corporation, association, company, trust, partnership (limited or general) or other organization whereby, subject to the supervision and control of the Board of Directors, any such other person, corporation, association, company, trust, partnership (limited or general) or other organization shall render or make available to the Corporation managerial, investment, advisory and/or related services, office space and other services and facilities (including, if deemed advisable by the Board of Directors, the management or supervision of the investments of the Corporation) upon such terms and conditions as may be provided in such agreement or agreements (including, if deemed fair and equitable by the Board of Directors, the compensation payable thereunder by the Corporation).

Exhibit A-6

Section 5.8 Corporate Opportunities. The Corporation shall have the power, by resolution of the Board of Directors, to renounce any interest or expectancy of the Corporation in, or in being offered an opportunity to participate in, business opportunities or classes or categories of business opportunities that are presented to the Corporation or developed by or presented to one or more directors or officers of the Corporation, including any director or officer who also serves as a director, officer or employee of any entity that provides investment advisory services to the Corporation or as a member of the investment committee of any such entity.

ARTICLE VI

STOCK

Section 6.1 Authorized Shares. The Corporation has authority to issue 200,010,000 shares of stock, consisting of 200,000,000 shares of common stock, par value $0.001 per share (“Common Stock”), and 10,000 shares of preferred stock, par value $0.001 per share (“Preferred Stock”). The aggregate par value of all authorized shares of stock having par value is $200,010. If shares of one class of stock are classified or reclassified into shares of another class of stock pursuant to Section 6.2, 6.3 or 6.4 of this Article VI, the number of authorized shares of the former class shall be automatically decreased and the number of shares of the latter class shall be automatically increased, in each case by the number of shares so classified or reclassified, so that the aggregate number of shares of stock of all classes that the Corporation has authority to issue shall not be more than the total number of shares of stock set forth in the first sentence of this paragraph. The Board of Directors, with the approval of a majority of the entire Board and without any action by the stockholders of the Corporation, may amend the Charter from time to time to increase or decrease the aggregate number of shares of stock or the number of shares of stock of any class or series that the Corporation has authority to issue.

Exhibit A-7

Section 6.2 Common Stock. Except as may otherwise be specified in the Charter, each share of Common Stock shall entitle the holder thereof to one vote. The Board of Directors may reclassify any unissued shares of Common Stock from time to time into one or more classes or series of stock.

Section 6.3 Preferred Stock. The Board of Directors may classify any unissued shares of Preferred Stock and reclassify any previously classified but unissued shares of Preferred Stock of any series from time to time, into one or more classes or series of stock.

Section 6.4 Classified or Reclassified Shares. Prior to issuance of classified or reclassified shares of any class or series, the Board of Directors by resolution shall: (a) designate that class or series to distinguish it from all other classes and series of stock of the Corporation; (b) specify the number of shares to be included in the class or series; (c) set or change, subject to the express terms of any class or series of stock of the Corporation outstanding at the time, the preferences, conversion or other rights, voting powers, restrictions, limitations as to dividends or other distributions, qualifications and terms and conditions of redemption for each class or series; and (d) cause the Corporation to file articles supplementary with the State Department of Assessments and Taxation of Maryland (“SDAT”). Any of the terms of any class or series of stock set or changed pursuant to clause (c) of this Section 6.4 may be made dependent upon facts or events ascertainable outside the Charter (including determinations by the Board of Directors or other facts or events within the control of the Corporation) and may vary among holders thereof, provided that the manner in which such facts, events or variations shall operate upon the terms of such class or series of stock is clearly and expressly set forth in the articles supplementary or other Charter document.

Exhibit A-8

Section 6.5 Inspection of Books and Records. A stockholder that is otherwise eligible under applicable law to inspect the Corporation’s books of account or stock ledger or other specified documents of the Corporation shall have no right to make such inspection if the Board of Directors determines that such stockholder has an improper purpose for requesting such inspection.

Section 6.6 Special Effective Date of Transfer. During the period ending 365 days after the date of the listing of the Common Stock on a national securities exchange (the “Listing”), any transfer (whether by sale, gift, merger, operation of law or otherwise), exchange, assign, pledge, hypothecate or otherwise dispose of or encumber (collectively, “Transfer”) of any shares of Common Stock acquired in the Conversion to any person or entity shall be effective on the applicable Effective Date described in this Section 6.6 unless (a) the Board of Directors provides prior written consent permitting an earlier Effective Date and (b) the Transfer is made in accordance with applicable securities and other laws. The “Effective Date” shall mean 180 days after the date of the Listing for all of the shares of Common Stock acquired by a stockholder in the Conversion, 270 days after the date of the Listing for two-thirds of the shares of Common Stock acquired by a stockholder in the Conversion and 365 days after the date of the Listing for one-third of the shares of Common Stock acquired by a stockholder in the Conversion. The Board of Directors may impose certain conditions in connection with granting its consent to an earlier Effective Date and any such consent shall be granted in the sole discretion of the Board of Directors. Any purported Transfer of any shares of Common Stock effected on an earlier Effective Date in violation of this Section 6.6 shall have no force or effect, and the Corporation shall not register or permit registration of (and shall direct its transfer agent, if any, not to register or permit registration of) any such purported Transfer on its books and records until the applicable Effective Date.

Exhibit A-9

Section 6.7 Charter and Bylaws. The rights of all stockholders and the terms of all stock are subject to the provisions of the Charter and the Bylaws.

ARTICLE VII

AMENDMENTS; CERTAIN EXTRAORDINARY TRANSACTIONS

Section 7.1 Amendments Generally. The Corporation reserves the right from time to time to make any amendment to the Charter, now or hereafter authorized by law, including any amendment altering the terms or contract rights, as expressly set forth in the Charter, of any shares of outstanding stock. All rights and powers conferred by the Charter on stockholders, directors and officers are granted subject to this reservation.

Section 7.2 Approval of Certain Extraordinary Actions and Charter Amendments.

(a) Required Votes. The affirmative vote of stockholders entitled to cast at least 80% of the votes entitled to be cast on the matter, each voting as a separate class, shall be necessary to effect:

(i) Any amendment to the Charter to make the Common Stock a “redeemable security” or to convert the Corporation, whether by merger or otherwise, from a “closed-end company” to an “open-end company” (as such terms are defined in the 1940 Act);

(ii) The liquidation or dissolution of the Corporation and any amendment to the Charter to effect any such liquidation or dissolution; and

Exhibit A-10

(iii) Any amendment to Section 5.1, Section 5.2, Section 5.6, Section 7.1 or this Section 7.2;

provided, however, that, if the Continuing Directors (as defined herein), by a vote of at least two-thirds of such Continuing Directors, in addition to approval by the Board of Directors, approve such proposal or amendment, the affirmative vote of stockholders entitled to cast a majority of all the votes entitled to be cast shall be required to approve such matter.

(b) Continuing Directors. “Continuing Directors” shall mean the directors identified in Article V, Section 5.1 and the directors whose nomination for election by the stockholders or whose election by the directors to fill vacancies is approved by a majority of the Continuing Directors then on the Board of Directors.

ARTICLE VIII

LIMITATION OF LIABILITY; INDEMNIFICATION AND ADVANCE OF EXPENSES

Section 8.1 Limitation of Liability. To the maximum extent that Maryland law in effect from time to time permits limitation of the liability of directors and officers of a corporation, no present or former director or officer of the Corporation shall be liable to the Corporation or its stockholders for money damages.

Section 8.2 Indemnification and Advance of Expenses. To the maximum extent permitted by Maryland law in effect from time to time, the Corporation shall indemnify and, without requiring a preliminary determination of the ultimate entitlement to indemnification, shall pay or reimburse reasonable expenses in advance of final disposition of a proceeding to (a) any individual who is a present or former director or officer of the Corporation and who is made or threatened to be made a party to, or witness in, the proceeding by reason of his or her service in that capacity or (b) any individual who, while a director or officer of the Corporation and at

Exhibit A-11

the request of the Corporation, serves or has served as a director, officer, trustee, member, manager or partner of another corporation, real estate investment trust, limited liability company, partnership, joint venture, trust, employee benefit plan or other enterprise and who is made or threatened to be made a party to, or witness in, the proceeding by reason of his or her service in that capacity. The rights to indemnification and advance of expenses provided herein shall vest immediately upon election of a director or officer. The Corporation may, with the approval of the Board of Directors, provide such indemnification and advance of expenses to an individual who served a predecessor of the Corporation in any of the capacities described in (a) or (b) above and to any employee or agent of the Corporation or a predecessor of the Corporation. The indemnification and payment or reimbursement of expenses provided herein shall not be deemed exclusive of or limit in any way other rights to which any person seeking indemnification or payment or reimbursement of expenses may be or may become entitled under any bylaw, resolution, insurance, agreement or otherwise.

Section 8.3 1940 Act. The provisions of this Article VIII shall be subject to the limitations of the 1940 Act applicable to the Corporation.

Section 8.4 Amendment or Repeal. Neither the amendment nor repeal of this Article VIII, nor the adoption or amendment of any other provision of the Charter or Bylaws inconsistent with this Article VIII, shall apply to or affect in any respect the applicability of the preceding sections of this Article VIII with respect to any act or failure to act which occurred prior to such amendment, repeal or adoption.

Exhibit A-12

ARTICLE IX

EXCLUSIVE FORUM FOR CERTAIN LITIGATION

Unless the Corporation consents in writing to the selection of an alternative forum, the Circuit Court for Baltimore City, Maryland, or, if that Court does not have jurisdiction, the United States District Court for the District of Maryland, Baltimore Division, shall be the sole and exclusive forum for (a) any derivative action or proceeding brought on behalf of the Corporation, (b) any Internal Corporate Claim, as such term is defined in Section 1-101(p) of the MGCL, including, without limitation, (i) any action asserting a claim of breach of any duty owed by any director or officer or other employee of the Corporation to the Corporation or to the stockholders of the Corporation or (ii) any action asserting a claim against the Corporation or any director or officer or other employee of the Corporation arising pursuant to any provision of the MGCL, the Charter or the Bylaws, or (c) any other action asserting a claim against the Corporation or any director or officer or other employee of the Corporation that is governed by the internal affairs doctrine.

[SIGNATURE PAGE FOLLOWS]

Exhibit A-13

IN WITNESS WHEREOF, I have signed these Articles of Incorporation and acknowledge the same to be my act on this          day of                                         , 2019.

Name:

Exhibit A-14

Exhibit B

AMENDED TERMS OF PARENT INVESTMENT ADVISORY AGREEMENT

The Investment Advisory Agreement, dated as of June 2, 2015, between Crescent Capital BDC, Inc. and CBDC Advisors, LLC (the “Parent Investment Advisory Agreement”) shall be amended to:

(i) reduce the Base Management Fee from 1.50% to 1.25%;

(ii) waive a portion of the Base Management Fee for the six quarters post First Merger so that only 0.75% shall be charged for such time period;

(iii) waive the Income Fee for the six quarters post First Merger; and

(iv) increase the “hurdle amount” to which Pre-Incentive Fee Net Investment Income is compared from 1.50% to 1.75% per quarter (or from 6.00% to 7.00% annualized).

Capitalized terms used in this Exhibit B and not otherwise defined shall have the terms ascribed to them in the Parent Investment Advisory Agreement.

Exhibit B

Exhibit 10.1

Execution Version

August 12, 2019

Crescent Capital BDC, Inc.

11100 Santa Monica Boulevard, Suite 2000

Los Angeles, CA 90025

Re:	Transaction Support; Advisory Agreement Amendment

This letter is with reference to (a) the Investment Advisory Agreement, dated as of June 2, 2015 (the “Advisory Agreement”), between Crescent Capital BDC, Inc., a Delaware corporation (the “Company”), and CBDC Advisors, LLC, a Delaware limited liability (the “Advisor”), and (b) the Agreement and Plan of Merger, dated as of the date hereof (the “Merger Agreement”), by and among the Company, Atlantis Acquisition Sub, Inc. a Maryland corporation (“Acquisition Sub”), Alcentra Capital Corporation, a Maryland corporation (“Atlantis”), and, solely for purposes set forth therein, the Advisor. Capitalized terms used but not defined herein have the meanings ascribed to them in the Merger Agreement.

1. In reference to the foregoing, the Company and the Advisor, as the Company’s investment adviser, agree that:

(a) Transaction Support. At or prior to the Effective Time, the Advisor shall deposit, or cause to be deposited with the Exchange Agent, cash in an aggregate amount necessary to pay the Parent External Adviser Cash Consideration portion of the Merger Consideration in accordance with the terms and conditions set forth in the Merger Agreement and, following the Effective Time, the Exchange Agent shall pay the Parent External Adviser Cash Consideration in accordance with such terms and conditions. Nothing in this letter shall be deemed to limit the Advisor’s obligations under Article II of the Merger Agreement.

(b) Investment Advisory Agreement Amendment. If, and only if, the Mergers are consummated in accordance with the terms and conditions set forth in the Merger Agreement, the Advisor shall enter into an amended and restated Advisory Agreement to implement the terms that are set forth in Exhibit B to the Merger Agreement (the “Advisory Agreement Amendment”), effective upon the consummation of the Mergers.

(c) Expense Reimbursement. Promptly following the consummation of the Mergers, the Advisor shall reimburse the Company for up to $1,419,000 of documented, out-of-pocket expenses paid or payable by the Company in connection with the Merger Agreement or the transactions contemplated thereby.

(d) Responsibility for Merger Agreement Payments. Any fees or monetary damages that become payable under the Merger Agreement shall be the responsibility of the Company and not the Advisor; provided, however, in the event that the Advisor (i) fails to deposit, or cause to be deposited with the Exchange Agent, cash in an aggregate amount necessary to pay the Parent External Adviser Cash Consideration portion of the Merger Consideration in accordance with the terms and conditions set forth in the Merger Agreement, (ii) fails to enter into the Advisory Agreement Amendment upon the consummation of the Mergers in accordance with the terms and conditions set forth in the Merger Agreement, or (iii) otherwise breaches or fails to perform any of its representations, warranties, covenants or other agreements set forth in the Merger Agreement in a manner that would permit the Company to terminate the Merger Agreement pursuant to Section 8.1(c)(i) thereof, and, in either case, such failure gives rise to an obligation of the Company to pay any fees or monetary damages under the Merger Agreement, then the Advisor shall indemnify and/or reimburse the Company for any such payments.

2. Indemnification. The parties acknowledge that the indemnification and other provisions of Section 9 of the Advisory Agreement apply with respect to the Advisor’s involvement in the transactions contemplated by the Merger Agreement and the transactions contemplated by this letter; provided that the Advisor shall not be entitled to indemnification pursuant to Section 9 of the Advisory Agreement for any liability of the Company or the Advisor that is finally, judicially determined to have arisen solely out of the breach by the Advisor of its obligations under this letter or the Merger Agreement. Notwithstanding anything herein to the contrary, the Advisor shall not be obligated to indemnify the Company under this paragraph 2 to the extent such indemnification would be duplicative of any indemnification provided by the Advisor under paragraph 1(d) herein.

3. Parties in Interest; No Third-Party Beneficiaries. This letter is not intended to and shall not confer upon any Person other than the parties hereto any rights or remedies hereunder.

4. Amendments. This letter may be amended by mutual written consent of the Company and the Advisor, but the consent of the Company must be obtained in conformity with the requirements of the Investment Company Act.

5. Entire Agreement; Governing Law. This letter contains the entire agreement of the parties and supersedes all prior agreements, understandings and arrangements with respect to the subject matter hereof; provided that nothing herein shall be deemed to supersede or modify any provisions in the Advisory Agreement. This letter shall be construed in accordance with the laws of the State of New York and the applicable provisions of the Investment Company Act. To the extent the applicable laws of the State of New York, or any of the provisions herein, conflict with the provisions of the Investment Company Act, the latter shall control.

[Remainder of Page Left Intentionally Blank]

Sincerely,

CBDC ADVISORS, LLC

By:	/s/ Jason Breaux
Name:	Jason Breaux
Title:	Chief Executive Officer, CBDC

By:	/s/ George P. Hawley
Name:	George P. Hawley
Title:	General Counsel

ACKNOWLEDGED AND AGREED TO:

CRESCENT CAPITAL BDC, INC.

By:	/s/ Jason Breaux
Name:	Jason Breaux
Title:	Chief Executive Officer

Exhibit 99.1

Crescent Capital BDC, Inc. to Acquire Alcentra Capital Corporation

•	Establishes a top-15, externally managed, publicly traded BDC with significantly increased market presence and improved economies of scale

•	Combined company estimated to have over $500 million of net assets and a portfolio in excess of $900 million at close

•	New best-in-class fee structure with reduced base management fee rates and increased hurdle rates

•	Transaction expected to close in fourth quarter 2019

LOS ANGELES/NEW YORK—(BUSINESS WIRE)—August 13, 2019—Crescent Capital BDC, Inc. (“Crescent BDC”) and Alcentra Capital Corporation (“Alcentra Capital”) (NASDAQ:ABDC) — a middle-market BDC managed by Alcentra NY, LLC (“Alcentra NY”), a majority-owned subsidiary of BNY Alcentra Group Holdings, Inc. — announced today that they have entered into a definitive merger agreement under which Crescent BDC will acquire Alcentra Capital. This transaction is the result of Alcentra Capital’s previously announced review of strategic alternatives led by an independent director committee (the “Committee of Independent Directors”) of its board of directors, and has been unanimously approved by the Committee of Independent Directors, the independent directors of Crescent BDC and the boards of directors of both companies.

Under the terms of the transaction, in exchange for approximately 12.9 million shares of Alcentra Capital common stock, Alcentra Capital’s stockholders will receive approximately (i) $19.3 million in cash, or $1.50 per share, from Crescent BDC; (ii) 5.2 million shares of Crescent BDC common stock; and (iii) $21.6 million in cash, or $1.68 per share, from CBDC Advisors, LLC, Crescent BDC’s investment adviser (“Crescent Cap Advisors”). Any final dividend that Alcentra Capital must pay in connection with the closing of the transaction to comply with applicable tax requirements that is in excess of Alcentra Capital’s regular quarterly dividends will reduce the cash consideration to be paid by Crescent BDC on a dollar-for-dollar basis. The total cash and stock consideration to be received at closing is currently estimated to be approximately $141.9 million after taking into account certain post-closing adjustments, or approximately $11.02 per share, representing 1.0x Alcentra Capital’s net asset value per share as of June 30, 2019, and 1.36x the closing price of Alcentra Capital’s common stock on August 12, 2019. The total value of the consideration to be received by Alcentra Capital stockholders at closing is variable and may be different than the estimated total consideration described herein depending on a number of factors, including as a result of transaction costs that are different than those estimated by the parties, fair value adjustments, operating performance subsequent to June 30, 2019 and share issuances.

Crescent Cap Advisors will provide significant financial support to the transaction, including approximately $1.68 per share referenced above of the total approximately $3.18 per share cash consideration to be paid to Alcentra Capital’s stockholders at closing and the fee waivers discussed below. In addition, Crescent Cap Advisors has agreed to fund at closing approximately $1.4 million of Crescent BDC’s transaction expenses incurred related to this transaction.

Prior to the consummation of the transaction, Crescent BDC will convert to a Maryland corporation, and as a result, the combined company will be incorporated in Maryland. Crescent BDC will apply for listing on the NASDAQ under the ticker symbol “CCAP” and is expected to trade publicly immediately upon the consummation of the transaction.

Jean-Marc Chapus, Co-Founder and Managing Partner of Crescent Capital Group LP commented, “Over 25 years ago, we had a vision to establish a research-driven investment firm focused solely on one market, below investment grade credit. Since that time, we have differentiated ourselves in the marketplace, strategically growing our asset base across multiple economic and business cycles to be more effective and relevant to our clients, both our investors and the private equity community whose companies we finance. The Crescent Capital Group platform is unmatched, and now with the addition of Alcentra Capital to our Crescent BDC portfolio, we will be able to provide our combined shareholders with even further opportunities for income generation and capital appreciation.”

“At Crescent Capital Group, we look to invest in niche companies with defensible market strategies and experienced management teams that can survive market cycles,” added Mark Attanasio, Co-Founder and Managing Partner of Crescent Capital Group LP. “We have the right people and the right investment processes in place to promote long-term growth for our clients, and we look forward to broadening our investment portfolio with the acquisition of Alcentra Capital.”

“Crescent Capital Group’s $25 billion platform, longstanding sponsor origination relationships and disciplined underwriting and investment processes serve as a strong foundation to continue to deliver attractive, risk-adjusted returns to our shareholders,” commented Jason Breaux, Chief Executive Officer of Crescent BDC. “We believe this transaction is the right next step in the development of our BDC and provides our investors with improved scale and flexibility as we continue to enhance our private credit capabilities.”

Following the transaction, Crescent BDC stockholders and Alcentra Capital stockholders are expected to own approximately 81% and 19%, respectively, of the combined company, which will remain externally managed by Crescent Cap Advisors. All Crescent BDC officers and directors in office immediately prior to the closing of the transaction will remain in their current roles following closing.

In connection with the transaction, Crescent Cap Advisors has agreed to establish what we believe is a best-in-class fee structure and amend its current investment management agreement with Crescent BDC to take effect immediately after the closing of the transaction. Key terms of this fee structure include:

•	Annual base management fee rate reduced from 1.50% to 1.25%;

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•	Six quarters of base management fee waivers, so that only 0.75% will be charged for such time period;

•	Annualized incentive fee hurdle increased from 6% to 7% while maintaining a 17.5% income incentive fee; and

•	Six quarters of full waivers of the income-based portion of the incentive fee.

Additionally, Crescent BDC will implement a stock repurchase program for a period of twelve months following the closing of the transaction via open-market share repurchases in an aggregate amount of up to $20 million, less any amounts provided under any repurchase program for Crescent BDC stock that is entered into by affiliates of Crescent BDC or Crescent Cap Advisors, subject to certain regulatory restrictions (including Rule 10b-18 under the Securities Exchange Act of 1934).

Including the financial support provided by Crescent Cap Advisors, it is anticipated that the combination will:

•	Establish a top-15, externally managed, publicly traded BDC with significantly increased market presence and improved economies of scale;

•	Enhance portfolio diversification consistent with Crescent BDC’s and Alcentra Capital’s strategy of maintaining a senior secured first lien-focused portfolio;

•	Facilitate a dividend policy designed to over-earn a quarterly $0.41 dividend per share; and

•	Further strengthen Crescent BDC’s balance sheet and augment access to growth capital.

Over two-thirds of Crescent BDC’s stockholders already support the transaction and have agreed to vote their shares in favor of the merger and related transactions. Additionally, Crescent BDC stockholders (other than those Alcentra Capital stockholders receiving Crescent BDC shares in connection with the transaction) generally will be restricted from trading their shares for at least six months following the closing of the transaction, subject to a modified lock-up schedule thereafter for an additional six months.

Commenting on Alcentra Capital’s review of strategic alternatives, which involved inbound and outbound contact and entry into confidentiality agreements with numerous parties, Edward Grebow, chair of Alcentra Capital’s Committee of Independent Directors, stated, “The transaction with Crescent BDC is the result of a thorough strategic review process by the Committee of Independent Directors, and the Board is pleased to recommend it to Alcentra Capital’s stockholders. The proposed transaction accelerates Alcentra Capital’s portfolio transition to upper middle-market senior secured investments, delivers significant short- and long-term value to Alcentra Capital’s existing stockholders and compares favorably to precedent strategic transactions in the BDC space. With a more diversified portfolio, we expect the combined company to be positioned to deliver strong, consistent performance for investors.”

Suhail A. Shaikh, Chief Executive Officer of Alcentra Capital, added, “We have made significant progress rotating our legacy portfolio and stabilizing NAV over the past four quarters. We are now in a much stronger position and, through the combination with Crescent BDC, will create a larger BDC with a highly complementary portfolio that offers immediate additional value for our stockholders.”

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Consummation of Crescent BDC’s acquisition of Alcentra Capital is subject to Alcentra Capital stockholder approval, customary regulatory approvals and other closing conditions. The transaction is expected to close in the fourth quarter of 2019.

BofA Merrill Lynch served as financial advisor to Crescent BDC. Kirkland & Ellis LLP served as legal counsel to Crescent BDC. Proskauer Rose LLP served as legal counsel to the independent directors of Crescent BDC.

Houlihan Lokey served as financial advisor, and Sullivan & Worcester LLP served as legal counsel, to the Committee of Independent Directors. Dechert LLP served as legal counsel to Alcentra Capital.

In connection with the transaction, Ally Bank has provided a commitment letter dated August 12, 2019 agreeing to provide Crescent BDC with a $200 million leverage facility which is expected to close later this month. Wells Fargo Bank NA has been a lender to Crescent BDC since 2016 and currently provides a $250 million leverage facility which is expected to remain outstanding after the close of the transaction.

CONFERENCE CALL INFORMATION

Crescent BDC and Alcentra Capital will be holding a joint conference call to discuss the transaction on Tuesday, August 13, 2019 at 1:15 p.m. PT / 4:15 p.m. ET. To participate please dial (877) 407-0789 or (201) 689-8562 (international) at least ten minutes prior to the call and ask for conference ID number 13693741. A webcast link for this call along with a presentation will be also posted online at www.crescentbdc.com and www.alcentracapital.com.

For those unable to participate during the live broadcast, a replay will be available through Tuesday, August 27, 2019, at 8:59 p.m. PT / 11:59 p.m. ET. To access the replay, dial (844) 512-2921 (U.S.) or (412) 317-6671 (international) and use conference ID: 13693741.

About Crescent BDC

Crescent BDC is a business development company that seeks to maximize the total return of its stockholders in the form of current income and capital appreciation by providing capital solutions to companies with sound business fundamentals and strong growth prospects. Crescent BDC utilizes the extensive experience, origination capabilities and disciplined investment process of Crescent Capital Group LP. Crescent BDC is externally managed by Crescent Cap Advisors, a subsidiary of Crescent Capital. Crescent BDC has elected to be regulated as a business development company under the Investment Company Act of 1940. For more information about Crescent BDC, visit http://crescentbdc.com. However, the contents of such website are not and should not be deemed to be incorporated by reference herein.

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About Crescent Capital Group

Crescent Capital Group is headquartered in Los Angeles with offices in Boston, London, and New York. With more than 80 investment professionals and approximately 170 employees, the firm invests at all levels of the capital structure, with a significant focus on below investment grade credit through strategies that invest in senior bank loans, high yield debt, mezzanine debt, distressed debt, and other private debt securities. As of June 30, 2019, Crescent Capital Group managed approximately $25 billion, with a relatively equal split between marketable securities and privately originated debt investments. For more information about Crescent Capital Group, visit www.crescentcap.com. However, the contents of such website are not and should not deemed to be incorporated by reference herein.

About Alcentra Capital

Alcentra Capital provides customized debt and equity financing solutions to middle-market companies, which Alcentra Capital generally defines as U.S. based companies having between $15.0 million and $75.0 million of EBITDA. Alcentra Capital’s investment objective is to provide attractive risk-adjusted returns by generating current income from its debt investments. Alcentra Capital seeks to partner with business owners, management teams and financial sponsors by providing customized financing for change of ownership transactions, recapitalizations, strategic acquisitions, business expansion and other growth initiatives.

Alcentra Capital, which is externally managed by Alcentra NY, is a closed-end, non-diversified management investment company that has elected to be treated as a business development company under the Investment Company Act of 1940. In addition, for tax purposes, Alcentra Capital has elected to be treated as a regulated investment company under Subchapter M of the Internal Revenue Code.

About Alcentra NY and BNY Alcentra Group Holdings

Alcentra NY a registered investment adviser under the Investment Advisers Act of 1940, is a subsidiary of BNY Alcentra Group Holdings, Inc. (“Alcentra Group”), one of the world’s leading sub-investment grade credit asset managers focusing on the U.S. and European markets. Alcentra Group has an investment track record that spans across approximately 75 separate investment vehicles and accounts totaling approximately $40 billion as of June 30, 2019 (including accounts managed by Alcentra NY, Alcentra Ltd, and assets managed by Alcentra Group personnel for affiliates under dual officer arrangements).

Forward-Looking Statements

This communication contains “forward-looking” statements as that term is defined in Section 27A of the Securities Act of 1933, as amended, and Section 21E of the Securities Exchange Act of 1934, as amended by the Private Securities Litigation Reform Act of 1995, including statements regarding the proposed transaction between Crescent BDC and Alcentra Capital pursuant to a merger agreement dated August 12, 2019 (the “Merger Agreement”) among Crescent BDC, Alcentra Capital, Crescent Cap Advisors and a wholly-owned subsidiary of Crescent BDC. All statements, other than historical facts, including statements regarding the expected timing of the closing of the proposed transaction; the ability of the parties to complete the proposed transaction considering the various closing conditions; the expected benefits of the proposed transaction such

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as improved operations, enhanced revenues and cash flow, growth potential, market profile and financial strength; the competitive ability and position of the combined company following completion of the proposed transaction; and any assumptions underlying any of the foregoing, are forward-looking statements. Forward-looking statements concern future circumstances and results and other statements that are not historical facts and are sometimes identified by the words “may,” “will,” “should,” “potential,” “intend,” “expect,” “endeavor,” “seek,” “anticipate,” “estimate,” “overestimate,” “underestimate,” “believe,” “could,” “project,” “predict,” “continue,” “target” or other similar words or expressions. Forward-looking statements are based upon current plans, estimates and expectations that are subject to risks, uncertainties and assumptions. Should one or more of these risks or uncertainties materialize, or should underlying assumptions prove incorrect, actual results may vary materially from those indicated or anticipated by such forward-looking statements. The inclusion of such statements should not be regarded as a representation that such plans, estimates or expectations will be achieved. Important factors that could cause actual results to differ materially from such plans, estimates or expectations include, among others, (1) that one or more closing conditions to the transaction, including certain regulatory approvals, may not be satisfied or waived, on a timely basis or otherwise, including that a governmental entity may prohibit, delay or refuse to grant approval for the consummation of the proposed transaction, may require conditions, limitations or restrictions in connection with such approvals or that the required approval by the stockholders of each of Crescent BDC and Alcentra Capital may not be obtained; (2) the risk that the mergers or other transactions contemplated by the Merger Agreement may not be completed in the time frame expected by Crescent BDC and Alcentra Capital or at all; (3) unexpected costs, charges or expenses resulting from the proposed transaction; (4) uncertainty of the expected financial performance of the combined company following completion of the proposed transaction; (5) uncertainty with respect to the trading levels of shares of the combined company’s common stock on NASDAQ; (6) failure to realize the anticipated benefits of the proposed transaction, including as a result of delay in completing the proposed transaction or integrating the businesses of Crescent BDC and Alcentra Capital; (7) the ability of the combined company to implement its business strategy; (8) difficulties and delays in achieving synergies and cost savings of the combined company; (9) inability to retain and hire key personnel; (10) the occurrence of any event that could give rise to termination of the Merger Agreement; (11) the risk that stockholder litigation in connection with the proposed transaction may affect the timing or occurrence of the contemplated merger or result in significant costs of defense, indemnification and liability; (12) evolving legal, regulatory and tax regimes; (13) changes in laws or regulations or interpretations of current laws and regulations that would impact Crescent BDC’s classification as a business development company; and (14) changes in general economic and/or industry specific conditions. Some of these factors are enumerated in the filings Crescent BDC and Alcentra Capital have made with the Securities and Exchange Commission (the “SEC”), and will be contained in the materials Crescent BDC and Alcentra Capital will file with the SEC in connection with the proposed transactions under the Merger Agreement, including a Crescent BDC registration statement on Form N-14 (the “Registration Statement”), which will include Crescent BDC’s and Alcentra Capital’s joint proxy statement on Schedule 14A that also constitutes a prospectus of Crescent BDC (the “Joint Proxy Statement/Prospectus”).

The inclusion of forward-looking statements should not be regarded as a representation that any plans, estimates or expectations will be achieved. Any forward-looking statements speak only as of the date of this communication. Except as required by federal securities laws, neither Crescent BDC nor Alcentra Capital undertakes any obligation to update or revise any forward-looking statements, whether as a result of new information or development, future events or otherwise. Readers are cautioned not to place undue reliance on any of these forward-looking statements.

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Additional Information and Where to Find It

This communication relates to a proposed business combination involving Crescent BDC and Alcentra Capital, along with related proposals for which stockholder approval will be sought (collectively, the “Proposals”). In connection with the Proposals, Crescent BDC and Alcentra Capital will file relevant materials with the SEC, including the Registration Statement and Joint Proxy Statement/Prospectus. The Registration Statement and Joint Proxy Statement/Prospectus will each contain important information about Crescent BDC and Alcentra Capital, the proposed transactions, the Proposals and related matters. INVESTORS AND SECURITY HOLDERS OF CRESCENT BDC AND ALCENTRA CAPITAL ARE URGED TO READ THE REGISTRATION STATEMENT AND THE JOINT PROXY STATEMENT/PROSPECTUS, AS WELL AS ANY AMENDMENTS OR SUPPLEMENTS TO THESE DOCUMENTS AND OTHER DOCUMENTS THAT WILL BE FILED WITH THE SEC, CAREFULLY AND IN THEIR ENTIRETY WHEN THEY BECOME AVAILABLE BECAUSE THEY WILL CONTAIN IMPORTANT INFORMATION ABOUT CRESCENT BDC, ALCENTRA CAPITAL THE PROPOSED TRANSACTIONS, THE PROPOSALS AND RELATED MATTERS. Investors and security holders will be able to obtain the Registration Statement, the Joint Proxy Statement/Prospectus and other documents filed with the SEC by Crescent BDC and Alcentra Capital, free of charge, from the SEC’s web site at www.sec.gov and from either Crescent BDC’s or Alcentra Capital’s web sites at http://crescentbdc.com or at www.alcentracapital.com. Investors and security holders may also obtain free copies of the Registration Statement, the Joint Proxy Statement/Prospectus and other documents filed with the SEC from Crescent BDC by contacting Crescent BDC’s Investor Relations Department at bdcir@crescentcap.com or from Alcentra Capital by contacting Alcentra Capital’s Investor Relations Department at investorrelationsbdc@alcentra.com.

Participants in the Solicitation

This communication is not a solicitation of a proxy from any investor or security holder. However, Crescent BDC, Alcentra Capital, and their respective directors and executive officers, other members of their management and employees may be deemed to be participants in the solicitation of proxies in connection with the Proposals. Information regarding Crescent BDC’s directors and executive officers is available in its definitive proxy statement for its 2019 annual meeting of stockholders filed with the SEC on April 26, 2019. Information regarding Alcentra Capital’s directors and executive officers is available in an amendment to its annual report for the year ended December 31, 2018 on Form 10-K/A (the “2018 Form 10-K/A”), filed with the SEC on April 30, 2019. To the extent holdings of securities by such directors or executive officers have changed since the amounts printed in Crescent BDC’s 2019 proxy statement and Alcentra Capital’s 2018 Form 10-K/A, such changes have been or will be reflected on Statements of Changes in Beneficial Ownership on Form 4 filed by such directors or executive officers, as the case may be, with the SEC. More detailed information regarding the identity of potential participants, and their direct or indirect interests, by security holdings or otherwise, will be set forth in the Registration Statement and the Joint Proxy Statement/Prospectus when such documents become available. These documents may be obtained free of charge from the sources indicated above.

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No Offer or Solicitation

The information in this communication is for informational purposes only and shall not constitute an offer to sell or the solicitation of an offer to sell or the solicitation of an offer to buy any securities or the solicitation of any vote or approval in any jurisdiction pursuant to or in connection with the Proposals or otherwise, nor shall there be any sale, issuance or transfer of securities in any jurisdiction in contravention of applicable law. No offer of securities shall be made except by means of a prospectus meeting the requirements of Section 10 of the Securities Act of 1933, as amended.

Contacts:

Crescent Capital BDC

Investors/Media:

ADDO Investor Relations

Kimberly Esterkin / Andrew Greenebaum

kesterkin@addoir.com

310-829-5400

Alcentra Capital

Investors:

Suhail A. Shaikh, Chief Executive Officer, 212 922-6038

Ellida McMillan, Chief Financial Officer, 212 922-6644

Media:

Brunswick Group,

Bryan Darrow / Kate Beers

(212) 333-3810, alcentra@brunswickgroup.com

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